Exhibit 99.1

China Life Insurance Company Limited    Annual Report 2017

Contents

Prelude	2

Chairman’s Statement	10

Management Discussion and Analysis	16

Embedded Value	41

Significant Events	48

Corporate Governance	66

Other Information	130

Financial Report	137

China Life Insurance Company Limited    Annual Report 2017

Prelude

Definitions and Material Risk Alert	3

Company Profile	4

Core Competitiveness	6

Business Highlights	7

Financial Summary	9

China Life Insurance Company Limited    Annual Report 2017

Definitions and Material Risk Alert

In this annual report, unless the context otherwise requires, the following expressions have the following meanings:

The Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

AMP	China Life AMP Asset Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLWM	China Life Wealth Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Holding Company Limited, a wholly-owned subsidiary of CLIC

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	For the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

Material Risk Alert:

The Company has stated in this report the details of its existing risks including risks relating to business and risks relating to investments and profitability. Please refer to the analysis of the risks which the Company may face in its future development in the section headed “Management Discussion and Analysis”.

[1]	Except for “the Company” referred to in the Consolidated Financial Statements.

China Life Insurance Company Limited    Annual Report 2017

Company Profile

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 31 December 2017, the Company had approximately 268 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

I. BASIC INFORMATION

Registered Name in Chinese	中國人壽保險股份有限公司（簡稱「中國人壽」）

Registered Name in English	China Life Insurance Company Limited (“China Life”)

Legal Representative	Yang Mingsheng

Registered Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China

Postal Code	100033

Current Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China

Postal Code	100033

Telephone	86-10-63633333

Fax	86-10-66575722

Website	www.e-chinalife.com

Email	ir@e-chinalife.com

Hong Kong Office Address	16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong

Telephone	852-29192628

Fax	852-29192638

II. CONTACT INFORMATION

	Board Secretary	Securities Representative

Name	Li Mingguang	Li Yinghui

Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China	16 Financial Street, Xicheng District, Beijing, P.R. China

Telephone	86-10-63631241	86-10-63631191

Fax	86-10-66575112	86-10-66575112

Email	ir@e-chinalife.com	liyh@e-chinalife.com

*Ms. Li Yinghui, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

China Life Insurance Company Limited    Annual Report 2017

Company Profile

III. INFORMATION DISCLOSURE AND PLACE FOR OBTAINING THE REPORT

Media for the Company’s A Share Disclosure	China Securities Journal, Shanghai Securities News, Securities Times

CSRC’s Designated Website for the Company’s Annual Report Disclosure	www.sse.com.cn

The Company’s H Share Disclosure Websites	HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk The Company’s website at www.e-chinalife.com

The Company’s Annual Reports may be obtained at	12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

IV. STOCK INFORMATION

Stock Type	Exchanges on which the Stocks are Listed	Stock Short Name	Stock Code

A Share	Shanghai Stock Exchange	China Life	601628

H Share	The Stock Exchange of Hong Kong Limited	China Life	2628

ADR	New York Stock Exchange	–	LFC

V. OTHER RELEVANT INFORMATION

H Share Registrar and Transfer Office	Computershare Hong Kong Investor Services Limited	Address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR	Deutsche Bank	Address: 60 Wall Street, New York, NY 10005

Domestic Legal Adviser	King & Wood Mallesons

International Legal Advisers	Latham & Watkins	Debevoise & Plimpton LLP

Auditors of the Company	Domestic Auditor	International Auditor
	Ernst & Young Hua Ming LLP	Ernst & Young
	Address: Level 16, Ernst & Young Tower, Oriental Plaza, No.1 East Changan Avenue, Dongcheng District, Beijing, P.R. China	Address: 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Name of the Signing Auditors: Zhang Xiaodong, Wu Jun

China Life Insurance Company Limited    Annual Report 2017

Core Competitiveness

Long history and excellent brand	The predecessor of the Company, one of the first batch of enterprises to underwrite insurance business in China, was approved by the Central Government for establishment in October 1949, when the People’s Republic of China was founded. After the restructuring and reorganization, the Company was successively listed at home and abroad, becoming the first financial insurance enterprise in China triple-listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. The Company is a key member of China Life Insurance (Group) Company, which is enlisted in Fortune “Global 500” and “The World’s 500 Most Influential Brands”. Since its establishment, the Company has played the role of an explorer and pioneer in China’s life insurance industry, and has committed to creating a world-class financial insurance brand. Through long-term and continuous brand building, China Life has become one of the famous and strong brands in the world with growing brand value and influence. As at 31 December 2017, the brand of China Life has been ranked as one of the “The World’s 500 Most Influential Brands” published by World Brand Lab for eleven consecutive years, and was again ranked No. 4 on the 2017 (the 14th session) “China’s 500 Most Valuable Brands” list published by World Brand Lab.

Prominent principal business and solid financial strength	The Company sticks to its principal business, further explores the huge potentials of the life insurance market, and maintains its leading position in China’s life insurance market. In 2017, the Company’s gross written premiums exceeded RMB500,000 million, achieving a new record high. Through the long-term development and accumulation, the Company has solid financial strength comparable to world-class enterprises in the world. As at 31 December 2017, the Company’s total assets amounted to RMB2,897,591 million, ranking No. 1 in the life insurance industry in China. As one of the largest institutional investors in China, the Company becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. As at the end of 2017, the total market capitalization of the Company was USD120,834 million, which ranked No. 1 among all listed life insurance companies in the world.

Well- established network and leading technologies	The Company has a sound institutional and services network, with its business outlets and services counters covering both urban and rural areas. As at the end of the Reporting Period, the total number of sales force of the Company across all channels was 2.025 million, which forms a unique and powerful distribution and services network in China and through which, the Company becomes the life insurance service provider within the reach of customers. Moreover, the Company vigorously promotes the upgrade of “Online China Life”, “Intelligent China Life” and “Digital China Life” by taking advantages of mobile internet technologies, so as to cultivate its first-class operational management, risk control and customer services. The Company strives to establish a customer services system equipped with mobile, intelligent and sociable features, and leverages technologies to provide convenient insurance services to the public.

Profound and extensive customer base	The Company has an extensive customer base. As at 31 December 2017, the Company had approximately 268 million long-term individual and group life insurance policies, annuity contracts and long-term health insurance policies in force, offering insurance services for over 500 million customers.

Professional and stable core team	During the long course of its development, the Company has accumulated a wealth of experience in operation and management and has a stable and professional management team that is well versed in the art of management in China’s life insurance market. The Company’s core management team and key personnel comprise those who have in-depth knowledge and understanding of the life insurance market in China, including members of the Company’s senior management, experienced underwriting personnel, insurance actuaries and investment managers. During the Reporting Period, there was no change of these personnel which might have a material impact on the Company.

China Life Insurance Company Limited    Annual Report 2017

Business Highlights

Gross written premiums RMB511,966 million a year-on-year increase of 18.9% First-year regular premiums RMB113,121 million a year-on-year increase of 20.4% First-year regular premiums with ten years or longer payment duration RMB66,003 million a year-on-year increase of 28.5% Renewal premiums RMB288,106 million a year-on-year increase of 28.9% Business Highlights 8 China Life Insurance Company Limited Annual Report 2017

China Life Insurance Company Limited    Annual Report 2017

Business Highlights

Gross investment income RMB129,021 million a year-on-year increase of 19.3% Gross investment yield 5.16% an increase of 0.55 percentage point Value of one year’s sales RMB60,117 million a year-on-year increase of 21.9% Embedded value RMB734,172 million a year-on-year increase of 12.6% Net profit attributable to equity holders of the Company RMB32,253million a year-on-year increase of 68.6% 9 China Life Insurance Company Limited Annual Report 2017

China Life Insurance Company Limited    Annual Report 2017

Financial Summary

						RMB million
	Under International Financial Reporting Standards (IFRS)
Major Financial Data[1]	2017	2016[6]	Change	2015	2014	2013

For the year ended
Total revenues	643,355	540,781	19.0%	507,449	440,766	417,883
Net premiums earned	506,910	426,230	18.9%	362,301	330,105	324,813
Benefits, claims and expenses	608,827	522,794	16.5%	463,492	404,275	391,557
Insurance benefits and claims expenses	466,043	407,045	14.5%	352,219	315,294	312,288
Profit before income tax	41,671	23,842	74.8%	45,931	40,402	29,451
Net profit attributable to equity holders of the Company	32,253	19,127	68.6%	34,699	32,211	24,765
Net profit attributable to ordinary share holders of the Company	31,873	18,741	70.1%	34,514	32,211	24,765
Net cash inflows/(outflows) from operating activities	200,990	89,098	125.6%	(18,811)	78,247	68,292

As at 31 December
Total assets	2,897,591	2,696,951	7.4%	2,448,315	2,246,567	1,972,941
Investment assets[2]	2,591,652	2,453,283	5.6%	2,287,639	2,100,870	1,848,681
Total liabilities	2,572,281	2,389,303	7.7%	2,122,101	1,959,236	1,750,356
Total equity holders’ equity	320,933	303,621	5.7%	322,492	284,121	220,331

Per share (RMB)
Earnings per share (basic and diluted)[3]	1.13	0.66	70.1%	1.22	1.14	0.88
Equity holders’ equity per share	11.35	10.74	5.7%	11.41	10.05	7.80
Net cash inflows/(outflows) from operating activities per share	7.11	3.15	125.6%	(0.67)	2.77	2.42

Major financial ratio
Weighted average ROE (%)	10.49	6.16	increase of 4.33 percentage points	11.56	12.83	11.22
Ratio of assets and liabilities[4](%)	88.77	88.59	increase of 0.18 percentage point	86.68	87.21	88.72
Gross investment yield[5](%)	5.16	4.61	increase of 0.55 percentage point	6.47	5.42	4.97

Notes:

1.	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.
2.	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits- restricted + Investment properties
3.	In calculating “Earnings per share (basic and diluted)”, the tail differences of the basic figures have been taken into account.
4.	Ratio of assets and liabilities = Total liabilities/Total assets
5.	Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/ ((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period
+ Investment assets at the end of the period - Securities sold under agreements to repurchase at the end of the period)/2)
6.	The figures as at the end of the past years were adjusted on the same basis.

China Life Insurance Company Limited    Annual Report 2017

Chairman’s Statement

China Life Insurance Company Limited    Annual Report 2017

Chairman’s Statement

As the spring thunder awakens the land, the gorgeous clouds welcome the spring back. In this beautiful season where the whole world is flourishing and thriving, I, on behalf of the Company’s board of directors, hereby report to shareholders and the public the Company’s achievements made in 2017 and illuminate our blueprint in the new era.

OUTSTANDING RESULTS ACHIEVED IN 2017 WITH CONSISTENT EFFORTS

In 2017, we achieved outstanding operating results by adhering to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, putting great efforts in implementing the overall “innovation-driven development strategy” and consistently pushing forward the three key tasks of “accelerated development, transformation and upgrade, and risk prevention and control” in a coordinated way.

Business development reached a new high. In 2017, on the high base of 2016, the Company maintained a strong growth in business development and achieved gross written premiums of RMB511,966 million, an increase of 18.9% year-on-year, as a result of which, the Company became the first insurance company in China achieving premiums over RMB500,000 million. In particular, gross written premiums from the exclusive individual agent channel amounted to RMB353,668 million, an increase of 25.4% year-on- year. First-year regular premiums were RMB113,121 million, an increase of 20.4% year-on-year, exceeding RMB100,000 million for the first time; first-year regular premiums with ten years or longer payment duration reached RMB66,003 million, an increase of 28.5% year-on-year; renewal premiums were RMB288,106 million, an increase of 28.9% year-on-year; and short- term insurance premiums were RMB47,068 million, an increase of 17.5% year-on-year.

Business value and profitability were improved significantly. The Company put great efforts to constantly improve its business value which was the strategic focus. In 2017, the value of one year’s sales of the Company reached RMB60,117 million, an increase of 21.9% year-on-year. Seizing the opportunity of interest rate hike, the Company increased its allocation in fixed income assets, leveraged the opportunities in equity market and optimized its assets structure, through which, the Company’s gross investment yield reached 5.16% and its comprehensive investment yield reached 4.55%, an increase of 0.55 percentage point and 2.12 percentage points year-on-year, respectively. By strengthening the control of administrative expenses, the Company’s administrative expense ratio2 dropped to 5.59% from 5.89% in the corresponding period of 2016, indicating the expense structure being continuously optimized and cost control being constantly effective. Due to the impact of a fairly fast increase in investment income and the update on the discount rate assumption for reserves of traditional insurance contracts, net profit attributable to equity holders of the Company during the Reporting Period was RMB32,253 million, a significant increase of 68.6% year-on-year.

Business structure was further optimized. In 2017, the Company further accelerated the development of regular premium business. During the Reporting Period, the percentage of first-year regular premiums in long-term first-year premiums was 63.99% and the percentage of first-year regular premiums with ten years or longer payment duration in first-year regular premiums was 58.35%, an increase of 7.71 percentage points and 3.66 percentage points year-on-year, respectively. The percentage of renewal premiums in gross written premiums was 56.27%, an increase of 4.35 percentage points year-on-year. The Company emphasized playing the due role of insurance in protection, further pushed forward its product diversification strategy and achieved rapid growth of its protection-oriented businesses.

[2]	Administrative expense ratio = Administrative expenses/Total revenues

China Life Insurance Company Limited    Annual Report 2017

Chairman’s Statement

Development foundation was strengthened effectively. While maintaining the steady growth in its size, the quality of the Company’s sales force was notably improved. In 2017, the Company’s total sales force across all channels reached 2.025 million, a net increase of 0.211 million year-on-year. The average productive agents on a quarterly basis in the exclusive individual agent channel increased by 29.8% year-on-year. The Company introduced new measures in customer relation management and actively expanded its customer base, as a result of which, the number of new customers of long- term individual insurance business increased by 18.9% year-on-year.

GRASPING THE “CHANGE” AND “UNCHANGE” IN LIFE INSURANCE OPERATION BY PROACTIVE THINKING AND DILIGENT PRACTICING

The life insurance industry is a traditional industry engraved with a history of several hundred years, and also a sunrise industry embracing positive restructuring. In the face of changing economic and social conditions, diversification and globalization of the industry development and increasingly fierce market competition, I, together with other members of the Company’s board of directors, have navigated China Life, a flagship in the industry, at a resolute and steady pace, and gained a better understanding on the “change” and “unchange” in the operation of life insurance.

Everything has its inherent rule, so is a company’s development. We shall unremittingly pursue our original aspiration, abide by rules, uphold social responsibilities and care for people’s well-being, respect regulations and strive for accelerated development while maintaining stability and resilience.

— Observing the rule of life insurance operation and maintaining strategic consistency. We emphasized playing the due role of insurance in protection, adhered to the value-oriented principle, made great efforts in developing protection-oriented and long-term savings insurance products, accelerated the development of mid- to-long-term regular businesses, optimized the business structure and continuously enhanced development sustainability and value-creation capability. We attached great importance to management of assets and liabilities and upheld the philosophies of “long-term investment, value-oriented investment and safe investment”, supplying long-term funds, riding on industry trends and discovering long-term value. We committed to supporting the real economy and allocated assets in the backdrop of national economic development to achieve asset appreciation and returns on investments.

— Continuously improving service quality and putting customers’ needs in priority. We are dedicated to provide every customer with our high-quality services. We pushed forward the systematic and diversified product development and introduced competitive products such as the “Xin” series, the “Shengshi” series and the “Guoshoufu” series through our extended service network, covering more than 500 million people in both urban and rural areas. We enhanced quality management and upgraded the quality and efficiency of our basic services. We provided individualized and differentiated services to middle-and high-end customers by way of categorized management. We attached great importance to the management of customer complaints, effectively protected interests of customers, and fulfilled our commitment of “Life-time promise, life-long partner” by carrying forward integrity and sincerity culture. In 2017, the Company achieved a record-high level of customer satisfaction.

China Life Insurance Company Limited    Annual Report 2017

Chairman’s Statement

— Upholding social responsibilities and caring for people’s well-being. We focused on our principal business and enhanced our expertise to exert the function of insurance in long-term risk management and protection. We worked hard to build a protection network for people’s well-being. In particular, we have provided claims settlement services to more than 43 million people on an accumulative basis since 2013, with a benefit payment of RMB110,000 million for commercial insurances; we made maturity payment of RMB505,300 million. By implementing the “Healthy China” initiative, we undertook over 260 supplementary major medical expenses insurance programs covering 420 million people and paid more than RMB40,000 million on an accumulative basis to over 17 million people in relation to supplementary major medical expenses insurance. We carried out administration for over 400 basic social healthcare programs entrusted by local governments which provided medical coverage to more than 68 million people. By implementing the national targeted poverty alleviation initiative, we provided insurance coverage of RMB2.4 trillion to more than 22 million registered poverty-stricken persons and supported more than 1,200 poverty alleviation working sites. We also provided insurance coverage of RMB1.5 trillion for micro-insurance business, with the number of insured for micro-insurance business reaching nearly 100 million. We strengthened people- oriented management, promoted the culture of “Success for you, success by you”, shared interests and shouldered responsibilities to build the Company into a spiritual and career homeland for our employees, agents and sales representatives, so that the working enthusiasm of employees was stimulated and a positive atmosphere of integrity and harmony was created, which paved the way for the prosperity and bright future of the Company.

— Respecting market rules to ensure healthy business development and safeguard against various risks. A company who manages risks must ensure its own safety first. We consciously acted in accordance with the highest international internal control standards, strictly complied with the regulatory rules for listed companies, and carried out our businesses in compliance with various laws and regulations. Under the stringent supervision, we considered compliances and external supervision as opportunities for making the Company’s development sound and stable, and promoted transition of risk prevention and control system from “remedy afterwards” to “forestalling beforehand” through building a long-acting risk control system and management mechanism and enhancing audit supervision and risk pre-warning. With sufficient cash flow and the solvency ratio as high as over 270%, the Company firmly held the bottom line of risk management, and maintained stable and healthy development for the Company as well as the industry, and therefore, the Company was praised as the “stabilizer” and “firm rock” of the industry.

With the past yet to be fading and the future already unfolding, we shall catch up with the time, strive to overcome inherent inertia, embrace changes and transformation, and become the pioneer of the era.

China Life Insurance Company Limited    Annual Report 2017

Chairman’s Statement

— Closely following “changes” in the information era and building “Technology-driven China Life”. Technology is an important pillar for the Company’s operation and management. Since 2015, we have accelerated our pace in building “Technology-driven China Life”, and basically completed the development of a “New Generation of Integrated Business Processing System” with the objectives of “being customer- centered, featured with Internet and artificial intelligence, quick response and safe and reliable architecture”. We developed an advanced business structure, rebuilt and optimized the business processes with an end-to-end and scenario-based approach, and independently designed and built a fully open cloud architecture, based on which, we greatly facilitated transformation and upgrade of the Company’s operation and management. As online platforms for agents and customers, “China Life E-store” and “China Life E-Bao”, through interconnections, significantly supported customer relations and sales force management and provided customers with various application functions such as insurance policy services and purchase. “China Life E-store” had average monthly active users of 1.242 million. “China Life E-Bao” had 24.01 million new registered users. 95% policy- related services of the Company were available online. We rolled out 25,000 digital field offices. Besides, we launched the “China Life Health Platform”. Smarter customer services were provided by introducing the loop-locked digital information operation and management system and customer family unified view.

— Keeping a close eye on “changes” in the insurance market and giving full play to internal potentials. Being market-oriented, we initiated to take global best practices as the benchmark to actively develop a market-oriented performance assessment matrix and remuneration mechanism, put great efforts in facilitating development of individual insurance business and markets in large and medium-sized cities and rural areas, based on which, the Company’s inner vitality has been put into full play and market expanding capabilities have been improved significantly. In 2017, the Company maintained a market leading position in terms of gross written premiums and business and sales force of the exclusive individual agent channel, and the core competitiveness of the Company was continuously enhanced.

— Taking advantage of sales model “changes” and enhancing growth dynamic. With rapid expansion of the Company’s sales force and in response to market changes, we actively learned from advanced experiences at home and abroad, and pushed forward transformation of our sales management model by actively developing a professional operation and management system for the exclusive individual agent channel. While enhancing the Company’s professional management and supports, we also improved our appraisal and compensation mechanism, put more efforts in improving the capabilities and quality of our sales force, and gradually enhanced the dominant role of agent managers at all levels in daily operation and management of their teams, thereby further strengthened the Company’s growth dynamic.

China Life Insurance Company Limited    Annual Report 2017

Chairman’s Statement

SEEKING PROGRESS UNDER THE PREMISE OF STABILITY AND EXCELLING IN HIGH- QUALITY DEVELOPMENT

In the near future, the main characteristic of China’s economic development will turn from fast growth to high-quality development, and the insurance industry will play a more important role than ever before in risk protection and risk management. Changes in major groups of insurance consumers and their purchase habits, diversification of product demands and high requirements of service quality, along with the stringent and strengthened supervision which led to ongoing industry transformations, not only put forward challenges for the industry but also present new room for the Company’s development. Despite the challenges and pressures in a short term, in general, there will be long-term benefits for the Company which has long been upholding a prudent and value-oriented strategy.

2018 is the first year for the Company to enter the era of high-quality development. We will actively adapt to changes in customer needs and regulatory requirements in the new era, deepen the construction of supply system, investment system, innovation system, talent system and risk control system and spare no efforts to complete the five major tasks of “transforming sales management model, adjusting business structure, revitalizing and taking lead in large and medium- sized cities, building technology-driven China Life and preventing and controlling risks” by sticking to the general keynote of “making steady progress” and satisfying the fundamental requirements of high-quality development. We will also actively seek to build a “customer-oriented, extensive service-supported and digitalization-featured” operation and management system, transform the Company from a leader in size to a leader in quality, provide customers with better services, create more value for shareholders and make more contributions to the society.

In 2018, we will reembark on our journey with high- quality development, from now and from here.

By Order of the Board Yang Mingsheng Chairman

Beijing, China 22 March 2018

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

Review of Business Operations in 2017	18

Analysis of Major Items of the Consolidated Financial Statements	28

Other Analysis	37

Performance of the Corporate Social Responsibility	39

Future Prospect and Risk Analysis	39

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

In 2017, facing the complicated and changing external environment and fierce market competition, the Company actively implemented an innovation-driven development strategy, adhered to the value-oriented principle, adopted multiple measures, sped up business development and promoted transformation and upgrade by adhering to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”. The Company operated in a generally sound and prudent manner, with its business maintaining a rapid growth and its sales force expanding with better quality. During the Reporting Period, the Company’s gross written premiums were RMB511,966 million, an increase of 18.9% year-on-year. The Company’s market share3 was approximately 19.7%, maintaining the first place in life insurance industry in China. With the investment yield growing steadily and the business value and profitability improving significantly, the Company achieved sound and fast development.

Gross written premiums

(RMB million)

[3]	Calculated according to the premium data of life insurance companies in 2017 released by the CIRC.

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

I.	REVIEW OF BUSINESS OPERATIONS IN 2017

(I)	Key Performance Indicators

		RMB million
	2017	2016
Gross written premiums	511,966	430,498
Premiums from new policies	223,860	206,996
Including: First-year regular premiums	113,121	93,945
First-year regular premiums with ten years or longer payment duration	66,003	51,378
Gross investment income	129,021	108,151
Net profit attributable to equity holders of the Company	32,253	19,127
Value of one year’s sales Note [1]	60,117	49,311
Including: Exclusive individual agent channel	53,170	46,326
Bancassurance channel	6,536	2,610
Group insurance channel	410	375
Policy Persistency Rate (14 months) (%) Note [2]	90.90	90.20
Policy Persistency Rate (26 months) (%) Note [2]	85.70	85.90

	As at	As at
	31 December 2017	31 December 2016

Embedded value	734,172	652,057
Number of in-force policies (hundred million)	2.68	2.46

Notes:

1.	Numbers may not be additive due to rounding.
2.	The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

Continuous improvement in business value. In 2017, the value of one year’s sales of the Company was RMB60,117 million, an increase of 21.9% year- on-year. As at 31 December 2017, the embedded value of the Company was RMB734,172 million, an increase of 12.6% year-on-year; the Company had approximately 268 million long-term insurance policies in-force, an increase of 8.9% year-on-year; and the surrender rate4 was 4.13%, an increase of 0.59 percentage point year-on-year. During the Reporting Period, the Policy Persistency Rate (14 months and 26 months) reached 90.90% and 85.70%, respectively.

Value of one year’s sales

(RMB million)

Constant optimization in premiums structure. During the Reporting Period, out of the premiums from new policies, first-year regular premiums amounted to RMB113,121 million, an increase of 20.4% year-on-year, and single premiums amounted to RMB63,671 million, a decrease of 12.8% year- on-year. First-year regular premiums with ten years or longer payment duration reached RMB66,003 million, an increase of 28.5% year-on-year. Renewal premiums amounted to RMB288,106 million, an increase of 28.9% year-on-year. The percentage of first-year regular premiums in long-term first-year premiums, the percentage of first-year regular premiums with ten years or longer payment duration in first-year regular premiums and the percentage of renewal premiums in gross written premiums increased by 7.71, 3.66 and 4.35 percentage points, respectively. The first-year regular business and renewal business became stronger driving forces, which further optimized the premium structure and reinforced the sustainable development of the Company.

Gross written premiums structure

(RMB million)

[4]	Surrender rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium income of long-term insurance contracts during the period)

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

Significant increase in the Company’s profit. In 2017, interest income from investment portfolios achieved a stable growth, and the net fair value gains through profit or loss increased greatly. The Company’s gross investment income was RMB129,021 million, an increase of 19.3% year- on-year. Due to the impact of a fairly fast increase in investment income and the update on the discount rate assumption for reserves of traditional insurance contracts, net profit attributable to equity holders of the Company during the Reporting Period was RMB32,253 million, an increase of 68.6% year-on-year.

Gross investment income

(RMB million)

(II)	Insurance Business

1.	Gross written premiums categorized by business

For the year ended 31 December	2017	RMB million 2016

Life Insurance Business	429,822	361,905
First-year business	168,909	160,590
Single	63,653	72,973
First-year regular	105,256	87,617
Renewal business	260,913	201,315
Health Insurance Business	67,708	54,010
First-year business	40,845	32,141
Single	33,124	25,852
First-year regular	7,721	6,289
Renewal business	26,863	21,869
Accident Insurance Business	14,436	14,583
First-year business	14,106	14,265
Single	13,962	14,226
First-year regular	144	39
Renewal business	330	318

Total	511,966	430,498

Note:	Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB429,822 million, an increase of 18.8% year-on-year. In particular, first-year regular premiums were RMB105,256 million, an increase of 20.1% year-on-year, and the percentage of first-year regular premiums in first-year premiums was 62.32%, an increase of 7.76 percentage points year-on-year. Single premiums were RMB63,653 million, a decrease of 12.8% year- on-year, and renewal premiums were RMB260,913 million, an increase of 29.6% year-on-year. Gross written premiums from the health insurance business amounted to RMB67,708 million, an increase of 25.4% year-on-year. Gross written premiums from the accident insurance business amounted to RMB14,436 million, basically remaining at the same level of 2016.

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

Gross written premiums from the health insurance business

(RMB million)

2.	Gross written premiums categorized by channel

For the year ended 31 December	2017	RMB million 2016

Exclusive Individual Agent Channel	353,668	282,136
First-year business of long-term insurance	90,629	74,813
Single	389	283
First-year regular	90,240	74,530
Renewal business	253,586	199,826
Short-term insurance business	9,453	7,497
Bancassurance Channel	113,505	108,256
First-year business of long-term insurance	80,731	85,882
Single	59,777	68,047
First-year regular	20,954	17,835
Renewal business	31,880	21,813
Short-term insurance business	894	561
Group Insurance Channel	26,207	24,915
First-year business of long-term insurance	4,368	5,430
Single	3,425	4,571
First-year regular	943	859
Renewal business	999	703
Short-term insurance business	20,840	18,782
Other Channels[1]	18,586	15,191
First-year business of long-term insurance	1,064	811
Single	80	90
First-year regular	984	721
Renewal business	1,641	1,160
Short-term insurance business	15,881	13,220

Total	511,966	430,498

Notes:

1.	Other channels mainly include supplementary major medical expenses insurance business, tele-sales, etc.
2.	The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

Exclusive Individual Agent Channel. During the Reporting Period, the exclusive individual agent channel maintained a strong growth with its business structure continuously optimized and the quality of its sales force further enhanced. Gross written premiums from the exclusive individual agent channel amounted to RMB353,668 million, an increase of 25.4% year-on-year. In particular, first-year regular premiums from the exclusive individual agent channel increased by 21.1% year- on-year, first-year regular premiums with ten years or longer payment duration increased by 26.9% year-on-year, and the percentages of first-year regular premiums with five years or longer payment duration and first-year regular premiums with ten years or longer payment duration in first-year regular premiums were

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

86.50% and 65.16%, respectively. Short-term insurance premiums increased by 26.1% year-on-year. Renewal premiums from the exclusive individual agent channel increased by 26.9% year-on-year, which significantly drove gross written premiums from this channel. With adherence to the development strategy of improving the quality and expanding the size of its sales force, the Company upgraded its system of cultivation for new agents and agent managers and put more efforts in the improvement of their quality while maintaining the steady growth of its sales force. As at the end of the Reporting Period, the number of exclusive individual agents reached 1.578 million, a 5.6% increase from the end of 2016, and the average productive agents on a quarterly basis in the exclusive individual agent channel increased by 29.8% year-on-year, showing a positive trend for the quality of its sales force.

First-year regular premiums from the exclusive individual agent channel

(RMB million)

Structure breakdown of first-year regular premiums from

the exclusive individual agent channel

Size expansion and quality improvement of

the exclusive individual agents

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

Bancassurance Channel. In 2017, the bancassurance channel put more efforts in business transformation. While further controlling the scale of single premium business, the Company strengthened the development of regular premium business to improve the value contributed by bancassurance channel. During the Reporting Period, gross written premiums from the bancassurance channel were RMB113,505 million, an increase of 4.8% year-on-year. In particular, single premiums were RMB59,777 million, a decrease of 12.2% year-on-year, first-year regular premiums were RMB20,954 million, an increase of 17.5% year-on-year, and renewal premiums were RMB31,880 million, an increase of 46.2% year-on-year. First-year regular premiums with ten years or longer payment duration were RMB6,139 million, an increase of 46.3% year-on-year. The percentage of first-year regular premiums with five years or longer payment duration in first-year regular premiums was 55.9%. The value of one year’s sales of the bancassurance channel increased by 150.4% year-on-year, with a rise of 5.6 percentage points of its proportion in the value of one year’s sales of the Company. The bancassurance channel kept on expanding the electronic bank sales channels, such as online banking, self-service terminals and mobile banking, etc., to enhance its service network, as a result of which the regular premium business operated through the channels of major banks and postal offices achieved a fast growth. As at the end of the Reporting Period, the number of sales representatives in the bancassurance channel reached 0.339 million, an increase of 43.9% from the end of 2016. The average active insurance planners on a monthly basis in the bancassurance channel increased by 11.3% year-on-year.

Long-term premiums from the bancassurance channel

(RMB million)

Group Insurance Channel. By closely following national strategies, the group insurance channel actively played the role in offering services for people’s livelihood, consistently promoted the diversification of business development, and effectively pushed forward the steady development of its various businesses. During the Reporting Period, gross written premiums from the group insurance channel amounted to RMB26,207 million, an increase of 5.2% year-on-year. Short-term insurance premiums from the group insurance channel amounted to RMB20,840 million, an increase of 11.0% year-on-year. As at the end of the Reporting Period, the number of direct sales representatives reached over 0.104 million, an increase of 21.4% from the end of 2016.

Gross written premiums from the group insurance channel

(RMB million)

Other Business Channels. During the Reporting Period, gross written premiums from other channels were RMB18,586 million, an increase of 22.3% year-on-year. The Company actively and steadily developed its supplementary major medical expenses insurance business and basic social healthcare programs entrusted by local governments, maintaining its leading position in the market. In particular, 31 branches at the provincial level carried out more than 260 supplementary major medical expenses insurance programs, providing services to 420 million urban and rural residents, and carried out administration for over 400 basic social healthcare programs, covering more than 90 million people. The Company actively responded to the pilot long-term care insurance programs and won the bids for seven projects. In addition, the Company actively promoted the pilot program of tax-advantaged health insurance throughout China and carried out online sales with the premiums and number of policies from internet sales increasing rapidly.

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

(III)	Asset Management

In 2017, the global economy continued to recover with ongoing expansion and mild inflation in general, and the developed economies were inclined to tighten their monetary policies. The Chinese economy maintained a stable growth with its structure continuously optimized and both quality and efficiency further improved. In the context of preventing risks and deleveraging in the financial industry, the Chinese government maintained a prudent and moderate monetary policy and intensely introduced a variety of regulatory policies. Bond yield increased significantly, and A Share market experienced obvious structural differentiation. In 2017, the Company seized the opportunity of the interest rate hike and increased its allocation in bonds with long duration and debt-type financial products. The Company maintained its allocation in equity investment in the open market at a reasonable level and seized structural opportunities, and also attached great importance to the value of allocation of stocks in the Hong Kong market. The Company actively pursued good investment opportunities, such as infrastructure, supply-side reforms and debt-to-equity swap, etc., to broaden the sources of its incomes. As at the end of the Reporting Period, the Company’s investment assets reached RMB2,591,652 million, an increase of 5.6% from the end of 2016. In 2017, the Company’s gross investment income reached RMB129,021 million, an increase of RMB20,870 million from 2016 and an increase of 19.3% year-on-year; and the gross investment yield was 5.16%, an increase of 0.55 percentage point from 2016; the net investment yield was 4.91%, an increase of 0.25 percentage point from 2016; the gross investment yield including net share of profit of associates and joint ventures was 5.16%, an increase of 0.47 percentage point from 2016; the comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognised in other comprehensive income5 was 4.55%, an increase of 2.12 percentage points from 2016.

Investment yield

[5]	Comprehensive investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognised in other comprehensive income)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	As at 31 December 2017		RMB million As at 31 December 2016[1]
Investment category	Amount	Percentage	Amount	Percentage

Fixed-maturity investments	2,094,289	80.81%	1,920,125	78.27%
Term deposits	449,400	17.34%	538,325	21.94%
Bonds	1,188,606	45.86%	1,119,388	45.63%
Debt-type financial products[2]	301,761	11.65%	131,880	5.38%
Other fixed-maturity investments[3]	154,522	5.96%	130,532	5.32%
Equity investments	409,528	15.80%	421,383	17.17%
Common stocks	173,450	6.69%	140,166	5.71%
Funds[4]	101,236	3.91%	119,973	4.89%
Bank wealth management products	40,327	1.56%	81,854	3.34%
Other equity investments[5]	94,515	3.64%	79,390	3.23%
Investment properties	3,064	0.12%	1,191	0.05%
Cash and others[6]	84,771	3.27%	110,584	4.51%

Total	2,591,652	100.00%	2,453,283	100.00%

Notes:

1.	The figures as at the end of last year were adjusted on the same basis.
2.	Debt-type financial products include debt investment schemes, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.
3.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, bank wealth management products, and interbank certificates of deposits, etc.
4.	Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 31 December 2017 and 31 December 2016 were RMB6,942 million and RMB13,609 million, respectively.
5.	Other equity investments include private equity funds, unlisted equities, preference shares, equity investment plans, and specialized asset management plans, etc.
6.	Cash and others include cash, cash at banks, short-term bank deposits and securities purchased under agreements to resell.

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

In 2017, by seizing the opportunity of the interest rate hike, the Company increased its allocation in fixed income assets and increased moderately in stock investments. Among the major types of investments, the percentage of investment in bonds increased to 45.86% from 45.63% as at the end of 2016, the percentage of term deposits changed to 17.34% from 21.94% as at the end of 2016, the percentage of investment in stocks and funds (excluding money market funds) increased to 10.33% from 10.05% as at the end of 2016, and the percentage of investment in debt-type financial products increased to 11.65% from 5.38% as at the end of 2016.

2.	Investment Income

For the year ended 31 December	2017	RMB million 2016[1]

Net investment income[2]	122,796	109,207
+Net realized gains on financial assets	42	6,038
+Net fair value gains through profit or loss	6,183	(7,094)
Gross investment income[3]	129,021	108,151
+Net share of profit of associates and joint ventures	7,143	5,855
Gross investment income including net share of profit of associates and joint ventures[4]	136,164	114,006
Net investment yield[5]	4.91%	4.66%
Gross investment yield[6]	5.16%	4.61%
Gross investment yield including net share of profit of associates and joint ventures[7]	5.16%	4.69%

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.
2.	Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, and net income from investment properties, etc.
3.	Gross investment income = Net investment income + Net realized gains on financial assets + Net fair value gains through profit or loss
4.	Gross investment income including net share of profit of associates and joint ventures = Gross investment income + Net share of profit of associates and joint ventures
5.	Net investment yield = (Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)
6.	Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)
7.	Gross investment yield including net share of profit of associates and joint ventures = (Gross investment income + Net share of profit of associates and joint ventures – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

The balances of the Company’s fixed income investment and equity investment increased along with the continuous expansion of its investment scale. In 2017, the interest income from investment portfolios grew steadily, the net fair value gains through profit or loss increased, and the gross investment income increased by 19.3% from 2016. During the Reporting Period, the Company’s net investment income was RMB122,796 million, an increase of RMB13,589 million from 2016, and the net investment yield was 4.91%, an increase of 0.25 percentage point from 2016; the gross investment income was RMB129,021 million, an increase of RMB20,870 million from 2016, and the gross investment yield was 5.16%, an increase of 0.55 percentage point from 2016; the gross investment yield including net share of profit of associates and joint ventures was 5.16%, an increase of 0.47 percentage point from 2016; the comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognised in other comprehensive income was 4.55%, an increase of 2.12 percentage points from 2016.

3.	Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

(IV)	Operational Support and Customer Services

Adhering to the “customer-oriented” operating concept, the Company has consistently pushed forward the product diversification development strategy and made greater efforts in developing protection-oriented and long-term saving products so as to meet multifarious insurance demands of customers. In 2017, through construction of the “New Generation of Integrated Business Processing System”, the Company focused on the critical needs of customer service and key problems restricting the improvement of management efficiency, optimized 159 sub-processes, established a customer experience management system and greatly pushed forward transformation of its operational service system into a more digitalized and intelligent one. The efficiency and convenience of customer services was significantly improved. 95% of policy services could be processed online and the percentage of policy conservation through online channels increased by 15 percentage points year-on-year. Mobile claims settlements were available at all service centers, with the number of the claims settled increased by nearly 10 times year-on-year. As the Company adopted fast- track claims settlement, the number of claims settled increased by 4.5 times year-on-year. The use of the “Smart Voice Navigation” system has shortened customers’ waiting time by 65%, and the launch of “Smart Customer Service” system enabled quick responses to customer service requests. 19.16 million return visits were made by customers via WeChat or “China Life E-Bao”, which replaced 50.3% of return visits by telephone, and 15.98 million policy receipts were sent via WeChat, which replaced 86% of receipts delivered by agents. The Company actively participated in the offsite settlement and reimbursement for medical services across provinces under the New Village Cooperative Medical Scheme launched by the National Health and Family Planning Commission, facilitating offsite settlement for patients by building a unified settlement platform. The Company continued to introduce various services to customers. It took the lead in the industry in rolling out intelligent robots to provide various smart services to customers at counter, which integrated insurance services with artificial intelligence. The Company put more efforts in carrying out activities of customer care services by building the “China Life Health Platform”, launching new services such as chronic disease management, in-patient and out-patient consulting and health consulting services, and organizing nearly 20,000 online and offline activities on a variety of topics such as health, sports and parents-children relationship. In addition, the Company continued to broaden the scope for the global emergency assistance services and VIP services in order to satisfy the multi-layer and personalized demands of customers.

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

II.	ANALYSIS OF MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS

(I)	Analysis of Major Items of the Consolidated Statement of Comprehensive Income

1.	Revenues

				RMB million
For the year ended 31 December	2017	2016	Change	Main Reasons for Change

Net premiums earned	506,910	426,230	18.9%	—
Life insurance business	429,267	361,649	18.7%	Fast growth in renewals and first- year regular premiums
Health insurance business	63,323	50,590	25.2%	Rapid development in protection- oriented businesses
Accident insurance business	14,320	13,991	2.4%	—
Investment income*	122,727	109,147	12.4%	Please refer to the table below
Net realised gains on financial assets	42	6,038	-99.3%	A decrease in spread income of stocks and funds in available- for- sale securities
Net fair value gains through profit or loss	6,183	(7,094)	N/A	An increase in spread income and fair value of stocks in securities at fair value through profit or loss
Other income	7,493	6,460	16.0%	An increase in commission fees earned from CLP&C

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

* Investment Income

				RMB million
For the year ended 31 December	2017	2016	Change	Main Reasons for Change

Investment income from securities at fair value through profit or loss	4,538	6,210	-26.9%	A decrease in interest income resulting from the reducing scale of commercial papers in bonds at fair value through profit or loss
Investment income from available-for-sale securities	46,627	37,243	25.2%	An increase in dividend income from available-for-sale equity investment
Investment income from held-to-maturity securities	30,669	24,854	23.4%	An increase in interest income resulting from the growth of allocation in financial bonds
Investment income from bank deposits	23,827	27,851	-14.4%	A decrease in interest income resulting from the reducing scale of deposits
Investment income from loans	16,320	12,018	35.8%	An increase in interest income from the increasing scale of trust schemes
Other investment income	746	971	-23.2%	A decrease in the scale of securities purchased under agreements to resell

Total	122,727	109,147	12.4%	—

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

2.	Benefits, Claims and Expenses

				RMB million
For the year ended 31 December	2017	2016	Change	Main Reasons for Change

Insurance benefits and claims expenses	466,043	407,045	14.5%	—
Life insurance business	409,410	360,922	13.4%	An increase in the scale of life insurance business
Health insurance business	50,624	40,513	25.0%	An increase in the scale of health insurance business
Accident insurance business	6,009	5,610	7.1%	Fluctuation in claims expenses of certain businesses
Investment contract benefits	8,076	5,316	51.9%	An increase in the scale of investment contracts
Policyholder dividends resulting from participation in profits	21,871	15,883	37.7%	An increase in investment yield from participating accounts
Underwriting and policy acquisition costs	64,789	52,022	24.5%	An increase in underwriting costs for regular premium business due to the growth of the Company’s business and the optimization of its business structure
Finance costs	4,601	4,767	-3.5%	A decrease in interest paid due to redemptions of subordinated debts
Administrative expenses	35,953	31,854	12.9%	The growth of business
Other expenses	6,426	4,859	32.2%	Payable to third party holders of consolidated structured entities and the change of foreign exchange rates applicable to the currency for foreign assets and liabilities
Statutory insurance fund contribution	1,068	1,048	1.9%	The growth of insurance business

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

3.	Profit before Income Tax

				RMB million
For the year ended 31 December	2017	2016	Change	Main Reasons for Change

Profit before income tax	41,671	23,842	74.8%	—
Life insurance business	29,315	14,732	99.0%	The impact of a fairly fast increase in investment income and the update on the discount rate assumption for reserves of traditional insurance contracts
Health insurance business	3,246	2,093	55.1%	An increase in investment income
Accident insurance business	528	852	-38.0%	Fluctuation in claims expenses of certain businesses
Other businesses	8,582	6,165	39.2%	Affected by an increase in net share of profit of associates and joint ventures

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB8,919 million, a year-on- year increase of 109.5%. This was primarily due to the combined impact of the taxable income and deferred tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB32,253 million, a year-on-year increase of 68.6%. This was primarily due to the impact of a fairly fast increase in investment income and the update on the discount rate assumption for reserves of traditional insurance contracts.

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

(II)	Analysis of Major Items of the Consolidated Statement of Financial Position

1.	Major Assets

	As at 31	As at 31		RMB million
	December 2017	December 2016	Change	Main Reasons for Change

Investment assets	2,591,652	2,453,283	5.6%	—
Term deposits	449,400	538,325	-16.5%	The maturity of certain term deposits
Held-to-maturity securities	717,037	594,730	20.6%	An increase in the allocation of financial bonds
Available-for-sale securities	810,734	766,423	5.8%	An increase in the allocation of stocks in available-for-sale securities
Securities at fair value through profit or loss	136,809	209,124	-34.6%	A decrease in the scale of commercial papers in bonds at fair value through profit or loss
Securities purchased under agreements to resell	36,185	43,538	-16.9%	The needs for liquidity management
Cash and cash equivalents	48,586	67,046	-27.5%	The needs for liquidity management
Loans	383,504	226,573	69.3%	An increase in the allocation of trust schemes in loans
Statutory deposits – restricted	6,333	6,333	0	—
Investment properties	3,064	1,191	157.3%	An increase in investment properties
Investments in associates and joint ventures	161,472	119,766	34.8%	New investments in associates and joint ventures

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

2.	Major Liabilities

				RMB million
	As at 31 December 2017	As at 31 December 2016	Change	Main Reasons for Change

Insurance contracts*	2,025,133	1,847,986	9.6%	The accumulation of insurance liabilities from new insurance business and renewal business
Investment contracts	232,500	195,706	18.8%	An increase in the scale of certain investment contract accounts
Securities sold under agreements to repurchase	87,309	81,088	7.7%	The needs for liquidity management
Policyholder dividends payable	83,910	87,725	-4.3%	Dividends paid to policyholders
Annuity and other insurance balances payable	44,820	39,038	14.8%	An increase in maturities payable
Interest-bearing loans and other borrowingsNote	18,794	16,170	16.2%	An increase in borrowings in foreign currency
Bonds payable	—	37,998	N/A	Redemptions of subordinated debts
Deferred tax liabilities	4,871	7,768	-37.3%	Affected by a decrease in the fair value of available-for-sale securities

Note:	Interest-bearing loans and other borrowings include a five-year bank loan of GBP275 million with a maturity date on 17 June 2019, a three-year bank loan of USD970 million with a maturity date on 27 September 2019, a three-year bank loan of USD940 million with a maturity date on 30 September 2019 and a one-month bank loan of EUR100 million with a maturity date on 11 January 2018. All the above are fixed rate loans. A three-year loan of EUR400 million with a maturity date on 6 December 2020, which is floating rate loan.

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

* Insurance Contracts

		RMB million
	As at 31 December 2017	As at 31 December 2016
Life insurance	1,914,597	1,762,363
Health insurance	102,190	77,837
Accident insurance	8,346	7,786

Total of insurance contracts	2,025,133	1,847,986
Including: Residual marginNote	607,941	515,374

Note:	The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB320,933 million, a 5.7% increase from the end of 2016. This was primarily due to the combined impact of total comprehensive income and profit distribution during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

(III)	Analysis of Cash Flows

1.	Liquidity Sources

Our cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sales and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB48,586 million. In addition, the vast majority of our term deposits in banks allow us to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB449,400 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million
For the year ended 31 December	2017	2016	Change	Main Reasons for Change

Net cash inflows/(outflows) from operating activities	200,990	89,098	125.6%	The change in the scale of securities at fair value through profit or loss
Net cash inflows/(outflows) from investing activities	(173,676)	(104,703)	65.9%	The adjustment of investment asset structure and an increase in the allocation of bonds with long duration and debt-type financial products
Net cash inflows/(outflows) from financing activities	(45,595)	6,270	N/A	Change in account balance of securities sold under agreements to repurchase from time to time as a result of liquidity management activities
Foreign exchange gains/(losses) on cash and cash equivalents	(179)	285	N/A	—
Net decrease in cash and cash equivalents	(18,460)	(9,050)	104.0%	—

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

III.	OTHER ANALYSIS

(I)	Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

	As at 31 December 2017	RMB million As at 31 December 2016
Core capital	706,516	639,396
Actual capital	706,623	677,768
Minimum capital	254,503	228,080
Core solvency ratio	277.61%	280.34%
Comprehensive solvency ratio	277.65%	297.16%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio decreased by 19.51 percentage points from the end of 2016. The decrease in the Company’s solvency ratio was due to the impact of various factors, including the development of the Company’s insurance business and the redemptions of subordinated debts.

(II)	Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

(III)	Business Operations of Our Main Subsidiaries and Affiliates

Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	RMB million Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	9,237	8,339	1,126

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	3,922	3,086	14

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by the CIRC	15,000	40%	79,601	20,463	820

China Guangfa Bank Co., Ltd.	The businesses approved by the China Banking Regulatory Commission including commercial banking businesses such as public and private deposits, loans, payment and settlement, and capital business	15,402	43.686%	2,072,915	113,846	10,204

Note:	For details, please refer to Note 8 and Note 33(e) in the Notes to the Consolidated Financial Statements in this annual report.

(IV)	Structured Entities Controlled by the Company

Details of structured entities controlled by the Company is set out in the Note 40(c) to the Consolidated Financial Statements in this annual report.

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

IV.	PERFORMANCE OF THE CORPORATE SOCIAL RESPONSIBILITY

For the performance by the Company of its corporate social responsibility during the Reporting Period, please refer to the 2017 Corporate Social Responsibility Report separately disclosed by the Company on the website of the SSE (http://www.sse.com.cn) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk).

V.	FUTURE PROSPECT AND RISK ANALYSIS

(I)	Market environment

The year 2018 marks the 40th anniversary of China’s reform and opening-up. With the focus on changes in major social contradiction, China will promote changes in quality, efficiency and motivation according to the requirement of high-quality development. It is expected that China’s economic development will remain stable in general with structures becoming more balanced. In particular, it is expected that China will make steady progresses in prevention and mitigation of major risks, targeted poverty alleviation and pollution prevention and control, and achieve a healthy social and economic development, which will provide a stable and good development environment for the insurance industry. In the new era, people’s demands for insurance protections and wealth management increase rapidly, with their focus on more diversified insurance products. Online and offline purchases are further integrated, and more differentiated and personalized services are required with people’s increased demands on their service experiences. The Chinese government highly values the development of modern service industries such as pension and health, attaches more importance to the use of insurance mechanism to support and supplement public services, increases the protection level of supplementary major medical expenses insurance and basic medical insurances, actively promotes tax preferential health insurances, and carries out pilot long-term care insurance programs and pilot individual income tax deferred pension insurance programs, which enables the insurance industry to play a more important role in economic improvement in terms of quality and efficiency, people’s well- being protection and social governance. Aiming to serve the real economy, safeguard against risks and push forward in-depth reforms, the regulatory authorities strive to promote the development of market standards in an orderly manner and to constantly improve the capabilities of the industry to better serve economic and social development by strengthening supervision and promoting transformation.

(II)	Development strategies and business plans

In 2018, the Company will firmly stick to the general keynote of “making steady progress” and the due role of insurance in protection. With the “13th Five-Year Plan” of the Company as its guideline, the Company will adhere to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks” in accordance with the requirement of high-quality development, and implement the innovation-driven development strategy. The Company will push forward the “Three Strategies” in relation to the development of individual insurance and markets in large-and medium-sized cities and rural areas, and make great efforts to accomplish the five major tasks of “transforming sales management model, adjusting business structure, revitalizing and taking lead in large and medium-sized cities, building technology-driven China Life and preventing and controlling risks”, so as to achieve all the targets set for the year. The Company will seek to maintain steady business development and its leading market position, achieve a fast growth of protection-oriented products, and further optimize its business structure. The Company will strive to achieve a steady growth in the number of productive agents with the quality of sales force further improved, continuously improve the operational and service capabilities with deepened technology innovation, and ensure stable and healthy operation by effectively preventing and controlling risks, thus facilitating the Company’s progress in all aspects with high-quality development.

China Life Insurance Company Limited    Annual Report 2017

Management Discussion and Analysis

(III)	Major potential risks and measures in relation thereto

In 2018, the Company will consistently strengthen its analysis of macro-economic trends and complex risk factors, and strive to maintain its continuous and healthy growth. The major risk factors which may have an impact on the Company’s future development strategy and business objectives are set below:

Firstly, risks relating to business. Since 2016, the Chinese financial regulatory authorities launched a series of stringent regulations to deal with irregularities with unprecedented efforts. In long term, the “stringent supervision” will further regulate the industry and create a favorable environment for the healthy development of the industry; in short term, the Company will face greater pressure in its transformation and risk prevention and control. With the market interest rate remaining at a high level and cross-sector competition existing in the financial market, the competitiveness of savings-type insurance products will decline. The Company will be under certain pressures in maintaining a faster business growth, and may face more uncertainties and complexities.

Secondly, risks relating to investments and profitability. In the event that the domestic and international economies do not develop as expected, the volatility of financial markets may become greater and the market risks relating to investment portfolios and credit risk may rise. The Company may develop new investment channels, utilize new investment vehicles or appoint new investment managers, which may expose the Company to new risks. All of the above factors may affect the Company’s investment income and the book value of its assets. Moreover, some of the Company’s assets are held in foreign currencies, which may give rise to the risk of exchange gains and losses arising from exchange rate fluctuations. In addition, the operational and financial risks of associated enterprises and the fluctuation in their profitability may undermine the expected returns on investment, which may have certain impacts on the Company’s profitability.

As such, the Company will keep a close eye on market development, maintain its strategic consistency and tactical flexibility, consider development as its first priority, put more efforts in pushing forward transformation and upgrade and consolidating its development foundation, conduct its business in strict compliance with laws and regulations, and properly address challenges from all aspects, so as to ensure a stable and healthy development of the Company.

It is expected that the Company will have sufficient capital to meet its insurance business expenditures and new investment needs in general in 2018. At the same time, if there is any further capital demand, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

China Life Insurance Company Limited    Annual Report 2017

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of shareholders’ interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of one year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

China Life Insurance Company Limited    Annual Report 2017

Embedded Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future shareholders’ interest in distributable earnings for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Willis Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Willis Towers Watson is contained in the “Willis Towers Watson’s review opinion report on embedded value” section.

ASSUMPTIONS

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5%. 13% grading to 17% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

China Life Insurance Company Limited    Annual Report 2017

Embedded Value

SUMMARY OF RESULTS

The embedded value as at 31 December 2017 and the value of one year’s sales for the 12 months ended 31 December 2017, the corresponding results as at 31 December 2016 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales			RMB million
ITEM		31 December 2017	31 December 2016

A	Adjusted Net Worth	370,500	349,528
B	Value of In-Force Business before Cost of Required Capital	398,723	332,317
C	Cost of Required Capital	(35,050)	(29,78)
D	Value of In-Force Business after Cost of Required Capital (B + C)	363,673	302,530
E	Embedded Value (A + D)	734,172	652,057
F	Value of One Year’s Sales before Cost of Required Capital	64,627	53,952
G	Cost of Required Capital	(4,510)	(4,64)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	60,117	49,311

Note:	Numbers may not be additive due to rounding.

China Life Insurance Company Limited    Annual Report 2017

Embedded Value

VALUE OF ONE YEAR’S SALES BY CHANNEL

The value of one year’s sales for the 12 months ended 31 December 2017 by channel is shown below:

Table 2

Value of One Year’s Sales by Channel		RMB million
Channel	31 December 2017	31 December 2016

Exclusive Individual Agent Channel	53,170	46,326
Bancassurance Channel	6,536	2,610
Group Insurance Channel	410	375
Total	60,117	49,311

Note:	Numbers may not be additive due to rounding.

The new business margin of one year’s sales for the 12 months ended 31 December 2017 by channel is shown below:

Table 3

New Business Margin of One Year’s Sales by Channel

	By FYP		By APE
Channel	31 December 2017	31 December 2016	31 December 2017	31 December 2016
Exclusive Individual Agent Channel	47.2%	51.1%	47.3%	51.2%
Bancassurance Channel	8.0%	3.0%	23.2%	10.2%
Group Insurance Channel	1.1%	1.0%	1.1%	1.1%

Note:	FYP (First Year Premium) is the written premium used for calculation of the value of one year’s sales and APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

China Life Insurance Company Limited    Annual Report 2017

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Table 4

Analysis of Embedded Value Movement in 2017
ITEM		RMB million

A	Embedded Value at the Start of Year	652,057
B	Expected Return on Embedded Value	52,472
C	Value of New Business in the Period	60,117
D	Operating Experience Variance	529
E	Investment Experience Variance	(4,280)
F	Methodology, Model and Assumption Changes	(5,926)
G	Market Value and Other Adjustments	(11,549)
H	Exchange Gains or Losses	(459)
I	Shareholder Dividend Distribution and Capital Injection	(7,164)
J	Other	(1,625)
K	Embedded Value as at 31 December 2017 (sum A through J)	734,172

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Items B through J are explained below:

		B	Reflects expected impact of covered business, and the expected return on investments supporting the 2017 opening net worth.
		C	Value of one year’s sales for the 12 months ended 31 December 2017.
		D	Reflects the difference between actual operating experience in 2017 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
		E	Compares actual with expected investment returns during 2017.
		F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.
		G	Change in the market value adjustment from the beginning of year 2017 to 31 December 2017 and other adjustments.
		H	Reflects the gains or losses due to changes in exchange rate.
		I	Reflects dividends distributed to shareholders during 2017.
		J	Other miscellaneous items.

China Life Insurance Company Limited    Annual Report 2017

Embedded Value

SENSITIVITY RESULTS

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5

Sensitivity Results			RMB million
		Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital

Base case scenario		363,673	60,117
1.	Risk discount rate +50bps	347,884	57,470
2.	Risk discount rate -50bps	380,622	62,964
3.	Investment return +50bps	425,453	68,690
4.	Investment return -50bps	302,186	51,558
5.	10% increase in expenses	358,884	56,878
6.	10% decrease in expenses	368,460	63,356
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	361,113	59,400
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	366,227	60,835
9.	10% increase in lapse rates	363,021	59,149
10.	10% decrease in lapse rates	364,137	61,030
11.	10% increase in morbidity rates	358,936	58,997
12.	10% decrease in morbidity rates	368,448	61,235
13.	Using 2016 EV appraisal assumptions	357,052	60,114

China Life Insurance Company Limited    Annual Report 2017

Embedded Value

WILLIS TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 31 December 2017 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Willis Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2017, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2017;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Willis Towers Watson

Michael Freeman                 Benjamin Chen

22 March 2018

China Life Insurance Company Limited    Annual Report 2017

Significant Events

Material Litigations or Arbitrations	49

Major Connected Transactions	49

Material Contracts and Their Performance	64

Undertakings	65

Restriction on Major Assets	65

China Life Insurance Company Limited    Annual Report 2017

Significant Events

I.	MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

II.	MAJOR CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”), including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, the framework agreements entered into by CLWM with the Company, CLIC, CLP&C, China Life Insurance (Overseas) Company Limited (“CLO”) and CLI, respectively, and the framework agreement between CLI and AMP. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in each of CLO and CLI. Therefore, each of CLIC, CLP&C, CLO and CLI constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. Each of CLWM and AMP is a subsidiary of AMC, and is therefore a connected subsidiary of the Company.

During the Reporting Period, the continuing connected transactions carried out by the Company that were subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules included the framework agreements entered into by AMP with the Company, Pension Company, CLIC and CLP&C, respectively, the asset management agreement for alternative investments between the Company and CLI, and the “Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions” between the Company and Chongqing International Trust Inc. (“Chongqing Trust”). Such agreements and the transactions thereunder have been approved by the independent shareholders of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the asset management agreement between CLIC and AMC, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

In addition, after the Reporting Period, the Company also carries out certain continuing connected transactions, including the framework agreements entered into by CLWM with Pension Company and China Life E-commerce Company Limited (“CLEC”), respectively, and the framework agreement between CLWM and Chongqing Trust, which are subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders’ approval requirement under the Listing Rules. As CLIC holds the entire equity interest in CLEC, CLEC is a connected person of the Company.

1.	Policy Management Agreement

Since 30 September 2003, the Company and CLIC have from time to time entered into policy management agreements. The renewed agreement between the parties expired on 31 December 2014. On 29 December 2014, the Company and CLIC entered into the 2015 policy management agreement, with a term from 1 January 2015 to 31 December 2017. Pursuant to the agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acted as a service provider under the agreement and did not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ended 31 December 2017 was RMB1,037 million. The Company and CLIC entered into the 2018 policy management agreement on 26 December 2017, with a term from 1 January 2018 to 31 December 2020. Pursuant to the agreement, the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to the non-transferred policies. The annual cap for each of the three years ending 31 December 2020 is RMB708 million.

For the year ended 31 December 2017, the service fee paid by CLIC to the Company amounted to RMB739.56 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2015. On 29 December 2015, the Company and AMC entered into the 2016 asset management agreement, with a term of three years from 1 January 2016 to 31 December 2018. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2018 is RMB1,500 million.

For the year ended 31 December 2017, the Company paid AMC a service fee of RMB1,153.58 million.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

(2)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2015. On 30 December 2015, CLIC and AMC entered into the 2016 asset management agreement, with an entrustment term from 1 January 2016 to 31 December 2018. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2018 are RMB320 million, RMB310 million and RMB300 million, respectively.

For the year ended 31 December 2017, CLIC paid AMC a service fee of RMB106.79 million.

(3)	Asset Management Agreement for Alternative Investments between the Company and CLI

Since 22 March 2013, the Company and CLI have from time to time entered into asset management agreements for alternative investments. The renewed agreement between the parties expired on 30 June 2017. As approved by the 2016 Annual General Meeting of the Company, the Company and CLI entered into the 2017-2018 asset management agreement for alternative investments on 30 June 2017, with retrospective effect from 1 January 2017 until 31 December 2018. Pursuant to the agreement, CLI agreed to invest and manage assets entrusted to it by the Company (including equity, real estate, related financial products and securitization financial products), on a discretionary basis, within the scope of utilization of insurance funds as specified by regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company, and the Company agreed to pay CLI an investment management service fee, a floating management fee and a performance-based bonus. For details as to the method of calculation of the investment management service fee, floating management fee and performance-based bonus, please refer to Note 33 in the Notes to the Consolidated Financial Statements. In addition, the assets entrusted by the Company to CLI will also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment schemes and project asset-backed schemes.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

The contractual amount of the assets entrusted by the Company to CLI for investment and management will not exceed RMB550,000 million or its equivalent in foreign currency (including the contractual amount of the assets already entrusted prior to the execution of the agreement and the contractual amount of the assets newly entrusted during the term of the agreement) as at the expiry date of the agreement. In particular, the annual cap on the contractual amount of the assets newly entrusted for investment and management for 2017 is RMB200,000 million or its equivalent in foreign currency (including the annual cap of RMB80,000 million or its equivalent in foreign currency for the subscription of the related financial products, and the annual cap of RMB100,000 million or its equivalent in foreign currency in respect of the contractual amount of the assets newly entrusted by the Company in its co-investments with CLIC and CLP&C), and the annual cap on the amount of the investment management service fee, floating management fee and performance-based bonus is RMB630 million or its equivalent in foreign currency; the annual cap on the contractual amount of the assets newly entrusted for investment and management for 2018 is RMB200,000 million or its equivalent in foreign currency (including the annual cap of RMB80,000 million or its equivalent in foreign currency for the subscription of the related financial products, and the annual cap of RMB100,000 million or its equivalent in foreign currency in respect of the contractual amount of the assets newly entrusted by the Company in its co-investments with CLIC and CLP&C), and the annual cap on the amount of the investment management service fee, floating management fee and performance-based bonus is RMB990 million or its equivalent in foreign currency.

For the year ended 31 December 2017, the investment management service fee, floating management fee and performance-based bonus paid by the Company to CLI amounted to RMB395.82 million. As at 31 December 2017, the contractual amount of the assets entrusted by the Company to CLI for investment and management was RMB246,193.00 million, among which, for the year of 2017, the contractual amount of the assets newly entrusted by the Company was RMB112,267.00 million (including the contractual amount of RMB0 million for the subscription of the related financial products, and the contractual amount of the assets newly entrusted by the Company of RMB0 million in its co-investment with CLIC and CLP&C).

China Life Insurance Company Limited    Annual Report 2017

Significant Events

3.	Insurance Sales Framework Agreement

Since 18 November 2008, the Company and CLP&C have from time to time entered into insurance sales framework agreements. The renewed agreement between the parties expired on 7 March 2015. On 8 March 2015, the Company and CLP&C entered into the 2015 insurance sales framework agreement, with a term of two years from 8 March 2015. The agreement was automatically extended for another year after its expiry in accordance with its terms. Pursuant to the agreement, CLP&C entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The original annual caps for the three years ended 31 December 2017 were RMB1,386 million, RMB1,738 million and RMB2,222 million, respectively. With the approval given at the eighth meeting of the fifth session of the Board, the Company revised the annual caps for the two years ended 31 December 2017 under the 2015 insurance sales framework agreement to RMB3,000 million and RMB5,000 million, respectively. The Company and CLP&C entered into the 2018 insurance sales framework agreement on 31 January 2018, with a term of three years from 8 March 2018 to 7 March 2021. Pursuant to the agreement, CLP&C will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions. The annual caps for the three years ending 31 December 2020 were RMB4,260 million, RMB5,540 million and RMB7,050 million, respectively.

For the year ended 31 December 2017, CLP&C paid the Company an agency service fee of RMB3,030.41 million.

4.	Framework Agreements with AMP

(1)	Framework Agreement between the Company and AMP

The Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions” on 30 May 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between the Company and AMP on 30 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, the Company and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB72,600 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB72,600 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps of the management fee and performance-based fee payable by the Company for the asset management for specific clients are RMB300 million, RMB400 million and RMB500 million, respectively; and the annual cap of the fees for other daily transactions is RMB100 million.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

For the year ended 31 December 2017, the subscription price and corresponding subscription fee for the subscription of fund products was RMB10,310.12 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB12,017.20 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee and performance-based fee paid by the Company for the asset management for specific clients was RMB23.45 million, and the fees for other daily transactions were RMB0.68 million.

(2)	Framework Agreement between Pension Company and AMP

Pension Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions” on 4 September 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between Pension Company and AMP on 23 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, Pension Company and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; the annual cap of the sales commission fee and client maintenance fee payable by AMP is RMB100 million; the annual cap of the management fee and performance-based fee payable by Pension Company for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2017, the subscription price and corresponding subscription fee for the subscription of fund products was RMB534.07 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB1,750.70 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee and performance-based fee paid by Pension Company for the asset management for specific clients was RMB0 million, and the fees for other daily transactions were RMB0 million.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

(3)	Framework Agreement between CLIC and AMP

CLIC and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products” on 30 May 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between CLIC and AMP on 16 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLIC and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products and asset management for specific clients. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; and the annual cap of the management fee and performance-based fee payable by CLIC for the asset management for specific clients is RMB100 million.

For the year ended 31 December 2017, the subscription price and corresponding subscription fee for the subscription of fund products was RMB4,082.23 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB7,617.19 million, and the management fee and performance-based fee paid by CLIC for the asset management for specific clients was RMB20.41 million.

(4)	Framework Agreement between CLP&C and AMP

CLP&C and AMP entered into the “Cooperation Framework Agreement” on 6 June 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between CLP&C and AMP on 22 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLP&C and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price for the fund products is RMB10,000 million; the annual cap of the redemption price for the fund products is RMB10,000 million; the annual cap of the subscription fee for the fund products is RMB100 million; the annual cap of the redemption fee for the fund products is RMB100 million; the annual cap of the sales commission fee and client maintenance fee payable by AMP is RMB100 million; the annual cap of the management fee and performance-based fee payable by CLP&C for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

For the year ended 31 December 2017, the subscription price for the fund products was RMB0 million, the redemption price for the fund products was RMB66.61 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0.10 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee and performance-based fee paid by CLP&C for the asset management for specific clients was RMB2.30 million, and the fees for other daily transactions were RMB0.07 million.

(5)	Framework Agreement between CLI and AMP

CLI and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Asset Management for Specific Clients and Other Daily Transactions” on 20 December 2017. The agreement became effective upon signing by the parties and will expire on 31 December 2019. Pursuant to the agreement, CLI and AMP will conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2019, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB7,000 million and RMB7,000 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB7,000 million and RMB7,000 million, respectively; the annual cap of the management fee and performance-based fee payable by CLI for the asset management for specific clients is RMB50 million; and the annual cap of the fees for other daily transactions is RMB50 million.

For the year ended 31 December 2017, the subscription price and corresponding subscription fee for the subscription of fund products was RMB688.02 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB0 million, the management fee and performance-based fee paid by CLI for the asset management for specific clients was RMB0 million, and the fees for other daily transactions were RMB0 million.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

5.	Framework Agreements with CLWM

(1)	Framework Agreement between the Company and CLWM

The Company and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 30 December 2015. The agreement became effective upon signing by the parties and expired on 31 December 2017. Pursuant to the agreement, the Company and CLWM entered into certain daily transactions, including asset management services, sales agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement was determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ended 31 December 2017, the annual caps of the management fee payable by the Company for the asset management services were RMB55 million, RMB180 million and RMB240 million, respectively; the annual caps of fees in connection with the sales agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB25 million, RMB50 million and RMB100 million, respectively; and the annual caps of the fees for other daily transactions were RMB25 million, RMB50 million and RMB100 million, respectively. The Company and CLWM entered into the 2018 framework agreement on 28 December 2017, pursuant to which the Company will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, the sales agency services for asset management products and other daily transactions permitted by laws and regulations. For the three years ending 31 December 2020, the annual cap of the management fee payable by the Company for the asset management services is RMB240 million; the annual cap of fees in connection with the sales agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2017, the management fee paid by the Company for the asset management services was RMB1.80 million; the fees in connection with the sales agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB0 million; and the fees for other daily transactions were RMB5.49 million.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

(2)	Framework Agreement between CLIC and CLWM

CLIC and CLWM entered into the “Framework Agreement in relation to Asset Management Services” on 26 January 2016. The agreement became effective upon signing by the parties and expired on 31 December 2017. Pursuant to the agreement, CLIC subscribed for the asset management products, in respect of which CLWM acted as the manager, according to its needs of asset allocation. Pricing of the transactions under the agreement was determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ended 31 December 2017, the annual caps of the management fee payable by CLIC for the asset management services were RMB40 million, RMB70 million and RMB80 million, respectively. CLIC and CLWM entered into the 2018 framework agreement on 27 December 2017, pursuant to which CLIC will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services and advisory services. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLIC for the asset management services are RMB50 million, RMB120 million and RMB180 million, respectively; and the annual caps of the advisory fee payable by CLIC for the advisory services are RMB50 million, RMB80 million and RMB120 million, respectively.

For the year ended 31 December 2017, the management fee paid by CLIC for the asset management services was RMB0.73 million.

(3)	Framework Agreement between CLP&C and CLWM

CLP&C and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 9 March 2016. The agreement became effective upon signing by the parties and expired on 31 December 2017. Pursuant to the agreement, CLP&C and CLWM entered into certain daily transactions, including asset management services, sales agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement was determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ended 31 December 2017, the annual caps of the management fee payable by CLP&C for the asset management services were RMB5 million, RMB180 million and RMB300 million, respectively; the annual caps of fees in connection with the sales agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB2 million, RMB150 million and RMB200 million, respectively; and the annual caps of the fees for other daily transactions were RMB5 million, RMB50 million and RMB50 million, respectively. CLP&C and CLWM entered into the 2018 framework agreement on 29 December 2017, pursuant to which CLP&C will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLP&C for the asset management services are RMB50 million, RMB150 million and RMB240 million, respectively; the annual caps of the advisory fee payable by CLP&C for the advisory services are RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps of the fees for other daily transactions are RMB150 million, RMB400 million and RMB700 million, respectively.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

For the year ended 31 December 2017, the management fee paid by CLP&C for the asset management services was RMB5.83 million; the fees in connection with the sales agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB0 million; and the fees for other daily transactions were RMB0.04 million.

(4)	Framework Agreement between CLO and CLWM

CLO and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 30 December 2015. The agreement became effective upon signing by the parties and expired on 31 December 2017. Pursuant to the agreement, CLO and CLWM entered into certain daily transactions, including asset management services, sales agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement was determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ended 31 December 2017, the annual caps of the management fee payable by CLO for the asset management services were RMB10 million, RMB30 million and RMB50 million, respectively; the annual caps of fees in connection with the sales agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB5 million, RMB5 million and RMB10 million, respectively; and the annual caps of the fees for other daily transactions were RMB5 million, RMB5 million and RMB10 million, respectively.

For the year ended 31 December 2017, there was no relevant transaction between CLO and CLWM.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

(5)	Framework Agreement between CLI and CLWM

CLI and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 3 February 2016. The agreement became effective upon signing by the parties and expired on 31 December 2017. Pursuant to the agreement, CLI and CLWM entered into certain daily transactions, including asset management services, sales agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement was determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ended 31 December 2017, the annual caps of the management fee payable by CLI for the asset management services were RMB20 million (including the management fee in an amount of RMB0.4 million paid by CLI to CLWM for the provision of asset management services prior to the execution of the framework agreement), RMB30 million and RMB50 million, respectively; the annual caps of fees in connection with the sales agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB10 million, RMB40 million and RMB80 million, respectively; and the annual caps of the fees for other daily transactions were RMB10 million, RMB40 million and RMB80 million, respectively. CLI and CLWM entered into the 2018 framework agreement on 20 December 2017, pursuant to which CLI will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. For the three years ending 31 December 2020, the annual caps of the management fee for the asset management services are RMB40 million, RMB80 million and RMB120 million, respectively; the annual caps of the advisory fee for the advisory services are RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps of the fees for other daily transactions are RMB20 million, RMB80 million and RMB160 million, respectively.

For the year ended 31 December 2017, the management fee paid by CLI for the asset management services was RMB1.15 million; the fees in connection with the sales agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB0 million; and the fees for other daily transactions were RMB0 million.

(6)	Framework Agreement between Pension Company and CLWM

Pension Company and CLWM intended to enter into the “Framework Agreement in relation to Daily Connected Transactions”, pursuant to which CLI will conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. For the three years ending 31 December 2020, the annual caps of the management fee payable by Pension Company for the asset management services are RMB100 million, RMB150 million and RMB200 million, respectively; the annual caps of the advisory fee payable by Pension Company for the advisory services are RMB40 million, RMB80 million and RMB90 million, respectively; and the annual caps of the fees for other daily transactions are RMB90 million; RMB180 million and RMB270 million, respectively.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

(7)	Framework Agreement between CLEC and CLWM

CLEC and CLWM entered into the “Framework Agreement in relation to Daily Connected Transactions” on 29 December 2017, pursuant to which CLEC will conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLEC for the asset management services are RMB5 million, RMB10 million and RMB15 million, respectively; the annual caps of the advisory fee payable by CLEC for the advisory services are RMB5 million, RMB10 million and RMB15 million, respectively; and the annual caps of the fees for other daily transactions are RMB200 million; RMB300 million and RMB400 million, respectively.

6.	Framework Agreements with Chongqing Trust

(1)	Framework Agreement between the Company and Chongqing Trust

As approved by the 2016 Annual General Meeting of the Company, the Company and Chongqing Trust entered into the “Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions” on 21 June 2017. The agreement became effective upon signing by the parties and will expire on 31 December 2019. Pursuant to the agreement, the Company and Chongqing Trust will conduct the subscription and redemption of trust products and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2019, the annual cap of the subscription amount of the trust products is RMB50,000 million (including the trustee’s remuneration of no more than RMB500 million per year to be received by Chongqing Trust from the trust assets); the annual cap of the redemption amount of the trust products is RMB4,500 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the year ended 31 December 2017, the subscription amount of the trust products was RMB8,174.00 million, the redemption amount of the trust products was RMB0 million, and the fees for other daily transactions were RMB0 million.

(2)	Framework Agreement between CLWM and Chongqing Trust

CLWM and Chongqing Trust entered into the “Framework Agreement in relation to Daily Connected Transactions” on 29 December 2017, with a term from 1 January 2018 to 31 December 2019. Pursuant to the agreement, CLWM and Chongqing Trust will conduct the subscription of trust products, asset management services, advisory services and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For each of the two years ending 31 December 2019, the annual cap of the subscription amount of the trust products is RMB10,000 million (including the trustee’s remuneration of no more than RMB150 million per year to be received by Chongqing Trust from the trust assets); the annual cap of the management fee for the asset management services is RMB150 million; the annual cap of the advisory fee for the advisory services is RMB150 million; and the annual cap of the fees for other daily transactions is RMB100 million.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

Confirmation by auditor

The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and the letter stated that during the Reporting Period:

(1)	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;

(2)	for transactions involving the provision of goods or services by the Company, nothing has come to the auditors’ attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company;

(3)	nothing has come to the auditors’ attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(4)	nothing has come to the auditors’ attention that causes them to believe that the amounts of the continuing connected transactions have exceeded the total amount of the annual caps set by the Company.

Confirmation by Independent Directors

The Company’s Independent Directors have reviewed the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and confirmed that:

(1)	the transactions were entered into in the ordinary and usual course of business of the Company;

(2)	the transactions were conducted on normal commercial terms;

(3)	the transactions were entered into in accordance with the agreements governing those continuing connected transactions, and the terms are fair and reasonable and in the interests of shareholders of the Company as a whole; and

(4)	the amounts of the above transactions have not exceeded the relevant annual caps.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

(II)	Other Major Connected Transactions

1.	Formation of Partnership with Ningbo Meishan Bonded Port Area Baiyi Investment Management Partnership (Limited Partnership) (“Fund GP”)

The Company (as the limited partner) entered into the special fund partnership agreement and its supplemental agreement with Fund GP (as the general partner) on 27 November 2017 for the formation of Ningbo Meishan Bonded Port Area Baining Investment Partnership (Limited Partnership) (the “Special Fund Partnership”). The total capital amount raised by the Special Fund Partnership from the limited partner is RMB5,600 million, all of which is contributed by the Company. Following the establishment of the Special Fund Partnership, the Special Fund Partnership and Baidu, Inc. (each as a limited partner) entered into the Baidu fund partnership agreement with Fund GP (as the general partner) on 27 November 2017 for the formation of Ningbo Meishan Bonded Port Area Baishan Investment Management Partnership (Limited Partnership) (the “Baidu Fund Partnership”). The total capital of the Special Fund Partnership will be invested in the Baidu Fund Partnership. The Baidu Fund Partnership will primarily make equity investment or quasi equity investment in private equity projects at the middle to later stages in the internet sector, including internet, mobile internet, artificial intelligence, internet finance, consumption upgrade, and internet+.

2.	Formation of Partnership with China Life Properties Investment Management Company Limited (“China Life Properties”)

The Company (as the limited partner) and China Life Properties (as the general partner) entered into the partnership agreement on 19 December 2017 for the formation of Shanghai Wansheng Industrial Partnership (Limited Partnership) (the “Partnership”). The total capital amount of the Partnership is RMB4,160.1 million, of which RMB4,160 million is contributed by the Company and RMB0.1 million is contributed by China Life Properties. The capital raised by the Partnership will be used to acquire 21.4% equity interest in Shanghai Rui Hong Xin Cheng Co., Ltd. from Hollyfield Holdings Limited, through which the Partnership will obtain 49.5% interest in the land use rights corresponding to Lot 10, Lot 3 shopping mall (Hall of the Moon), Lot 6 shopping mall (Hall of the Stars) and phase II shopping mall within the territory of the Rui Hong Xin Cheng Project held by Shanghai Rui Hong Xin Cheng Co., Ltd.

Each of Fund GP and China Life Properties is an associate of CLIC and therefore a connected person of the Company. The transactions regarding the formation of the partnerships as described above constituted connected transactions of the Company that were subject to the reporting and announcement requirements but were exempt from the independent shareholders’ approval requirement under Rule 14A.76(2) of the Listing Rules. The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of such connected transactions.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

(III)	Statement on Claims, Debt Transactions and Guarantees etc. with Connected Parties outside the Course of its Business

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees with connected parties outside the course of its business.

III.	MATERIAL CONTRACTS AND THEIR PERFORMANCE

1.	During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or more of the Company’s profits for the Reporting Period, nor were there any such matters that occurred in previous periods but subsisted during the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its non-wholly owned subsidiaries during the Reporting Period.

3.	Entrusted wealth management during the Reporting Period or any wealth management occurred in previous periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company has adopted the mode of entrusted investment for management of its investment assets, and established a diversified framework of entrusted investment management with China Life’s internal managers playing the key role and the external managers offering effective supports. The internal managers include AMC and its subsidiaries, and CLI. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of capital utilization. The Company entered into entrusted investment management agreements with all managers and supervised the managers’ daily investment performance through the measures such as investment guidelines, asset entrustment and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

4.	Except as otherwise disclosed in this annual report, the Company had no other material contracts during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2017

Significant Events

IV.	UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLERS, ACqUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take legally practicable measures to resolve the issue and will bear potential losses suffered by the Company as a result of the defective ownership.

V.	RESTRICTION ON MAJOR ASSETS

The major assets of the Company are financial assets. During the Reporting Period, there was no major asset of the Company being seized, detained or frozen that is subject to the disclosure requirements.

China Life Insurance Company Limited     Annual Report 2017

Corporate Governance

Report of the Board of Directors	67

Report of the Supervisory Committee	78

Changes in Ordinary Shares and Shareholders Information	81

Directors, Supervisors, Senior Management and Employees	85

Corporate Governance	103

China Life Insurance Company Limited     Annual Report 2017

Report of the Board of Directors

Directors of the Company during the Reporting Period and up to the date of this report were as follows:

Executive Directors	Yang Mingsheng (Chairman)
Lin Dairen
Xu Hengping
Xu Haifeng

Non-executive Directors	Yuan Changqing	(appointed as Director with effect from 11 February 2018)
	Miao Jianmin	(resigned with effect from 7 April 2017 due to adjustment of working arrangements)
	Wang Sidong	(resigned with effect from 12 January 2018 due to adjustment of working arrangements)
	Liu Jiade	(resigned with effect from 8 August 2017 due to adjustment of working arrangements)
	Liu Huimin	(appointed as Director with effect from 31 July 2017)
	Yin Zhaojun	(appointed as Director with effect from 31 July 2017)

Independent Directors	Chang Tso Tung Stephen
Robinson Drake Pike
Tang Xin
Leung Oi-Sie Elsie

China Life Insurance Company Limited    Annual Report 2017

Report of the Board of Directors

1.	PRINCIPAL BUSINESS

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, providing products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

2.	BUSINESS REVIEW

(I)	Overall operation of the Company during the Reporting Period

For details of the overall operation of the Company during the Reporting Period, the future development of its business and the principal risks faced by it, please refer to the section headed “Management Discussion and Analysis” in this annual report. These discussions form part of the “Report of the Board of Directors”.

(II)	Environmental policies and performance of the Company

The ecological environment relates to the future of our race and people’s well-being. The Company, based on its features of energy consumption, strived to cut down its energy consumption and carbon emissions at each operating segment by means of electronic office processing system, technological innovation and adoption of new environment-friendly materials. The Company actively promoted and applied the spirits of diligence and thrift to consistently increase the awareness of its employees on performing energy saving measures, with a view to making contribution to the speedy reform for the system of ecological civilization and the construction of a beautiful China.

The Company strictly complied with 15 national and local laws and regulations, including the “Energy Conservation Law of the People’s Republic of China” and the “‘13th Five-Year’ Energy Saving and Emission Reduction Comprehensive Work Plan”, and formulated the “Provisional Measures for the Administration of Energy Saving and Emission Reduction of China Life Insurance Company Limited” to define the duties and functions of the Company’s energy management committee with “strengthening the awarenesses on efficiency and costs” as the starting point, in order to comprehensively draw up the Company’s overall plan for the work of energy saving and emission reduction.

The Company launched an electronic office reviewing resolutions, dealing with affairs to be considered at meetings and checking meeting files online, and also put online all ordinary electronic invoices for value- added tax. The Company developed an electronic service platform to provide convenient services to its customers while slashing the consumption of paper materials as much as possible. As at the end of 2017, the Company had issued over 130 million electronic invoices on a cumulative basis. The launch of electronic services helped reduce approximately 1,453.25 tonnes of paper. Through the adoption of electronic insurance policies, the Company cut down its consumption of paper materials by approximately 1,420 million pages for the year. “China Life E-Bao”, as the intelligent service platform vigorously developed by China Life, has adopted a highly efficient model designed for paperless services. Information technology has made outstanding contribution to green energy saving and environmental protection. The adoption of a new type of standard electronic equipment for energy saving and consumption reduction enabled the Company to reduce its power consumption by approximately 165 million KWh for the year.

China Life Insurance Company Limited    Annual Report 2017

Report of the Board of Directors

With the integration of functions such as data processing, research and development, and educational training, China Life Science and Technology Park adopts various technologies and measures on energy saving and consumption reduction, including an energy storage air-conditioning system, photovoltaic thermal system, rainwater collection system, reclaimed water treatment system, LED lighting and control, natural lighting and planted roof, which will significantly reduce its operating costs. It is expected that the running costs will be saved by a range between 20% and 30% as compared to similar ordinary buildings.

(III)	Compliance by the Company with the relevant laws and regulations that have a significant impact

The Company adhered to the code of conduct of “being trustworthy, assuming risks, emphasizing on services and being legal compliant”, adopted the business compliance concepts of “starting from the top level, having responsibility for all to be compliant, and creating value from compliance”, and strictly observed and effectively implemented applicable laws and regulations and regulatory requirements, such as the Insurance Law, the Company Law and the “Regulations for the Administration of Insurance Companies”. The Company strictly implemented the requirements of “1+4” series of documents6 released by the CIRC and major regulatory documents on product development and design, retrospective administration of sales practices and investment supervision, etc., strictly implemented the requirements of the CIRC with respect to the special action of “combating sales chaos and cracking down upon illegal business” relating to personal insurance, conducted rectifications in great depth with a focus on sales, channel and product chaos as well as illegal business activities, so as to consolidate the foundation for the Company’s development and prevent systemic risks. The Company constantly improved the relevant rules and mechanisms concerning product design, business operation and risk control, and offered full cooperation, support and protection for the three strategic missions of the Company – speedy development, transformation and upgrade, and risk prevention and control.

(IV)	Relationship between the Company and its customers

While actively performing its obligations to insurance policies, the Company bears in mind the core mission of an enterprise to provide high quality services to its customers. The Company regards customer satisfaction and customer experience as the basic standards for assessing its services, and pushes forward the establishment of a customer-oriented business model in order to create value for its customers. The Company has provided insurance services for more than 500 million customers. The evaluation results of customer satisfaction and customer loyalty increased by 2.03% and 3.25% year-on-year, respectively.

[6]	With regard to “1+4” series of documents released by the CIRC, “1” stands for the “Circular of the CIRC on Further Strengthening Insurance Regulation and Maintaining the Stable and Healthy Development of the Insurance Industry”, which represents the overall concept of the current regulatory work; “4” stands for four implementing documents, namely, the “Circular of the CIRC on Further Strengthening Risk Prevention and Control for the Insurance Industry”, the “Circular of the CIRC on Strengthening Insurance Regulation, Clamping Down on Illegalities and Violations and Governing Irregular Practices in the Market”, the “Circular of the CIRC on Remedying Regulatory Deficiencies and Establishing a Stringent and Effective Insurance Regulatory System”, and the “Guiding Opinions of the CIRC on Supporting the Development of Real Economy by the Insurance Industry”.

China Life Insurance Company Limited    Annual Report 2017

Report of the Board of Directors

By deeply exploring customers’ requirements, the Company optimized basic services and made innovation in value-added services to consistently improve customer experience. In 2017, the Company further promoted the global VIP care services, and constantly improved the services including the international travel and medical emergency services, domestic medical emergency services, 12-hour health consultation hotlines and global VIP benefit services. The Company organized the 11th “Hand-in-Hand with China Life” value- added service activities, holding nearly 20,000 online and on-site activities with the theme of health, sports, and parent-child activities. By organizing a variety of outdoor running and hiking activities, the Company provided its customers with scientific activities to help them better enjoy healthy life; by organizing the 7th “Little Painters of China Life” activities, the Company was consistently concerned about the growth of teenagers and children; by conducting the China Life customer festival activities on 16 June 2017, the Company promoted the application of intelligent services and upgraded its customer experience. The Company also broadened its service scope and deepened the customers’ understanding through a variety of value-added service activities, thus maintaining good interaction with its customers.

The Company was committed to offering convenient and professional services to its customers by adopting innovative form of customer services and actively applying technologies such as artificial intelligence and big data, in a bid to enhance the intelligent service capability of the contact center, increase its service efficiency and optimize customer experience. In addition, the Company enhanced its protection of the rights and interests of insurance customers by consistently improving a mechanism for protection of such rights and interests, and intensified its supervisory function through assessment.

(V)	Relationship between the Company and its employees

The Company created a harmonious labor relationship according to law and entered into employment contracts with its employees in a timely manner. The Company strengthened the management of employees in all aspects by establishing the following three mechanisms: an employee team management mechanism with the characteristics of basic level orientation, combination of training and utilization of employees, hierarchical responsibility and unified regulation; a performance management mechanism that is result- oriented, adopts vertical assessment and horizontal ranking, and focuses on application; and a remuneration distribution mechanism that is based on the principles of salary determined by position, remuneration paid based on performance, emphasis on incentives and preference to the local level. The Company was concerned about the overall development of employees, and actively facilitated the career development of employees through various means, such as education and training, mentoring, job rotation and exchange of opinions, practice at local branches, assessment of competent staff, base platform training, and talent cultivation under the Spark Program. The Company attached importance to humanistic concern by safeguarding the legitimate rights and interest of employees in a practical manner and encouraging employees to arrange vacations and annual leave in a scientific way, with an aim to achieve work-life balance.

China Life Insurance Company Limited    Annual Report 2017

Report of the Board of Directors

The Company actively promoted the construction of a democratic management system with employee representative meetings as its basic form to protect the democratic rights of employees and to facilitate the joint development between employees and enterprise. Its head office and provincial branches have fully established the system of employee representative meetings, organized their respective employees to perform democratic management and supervisory role according to law, and inspected and monitored the implementation of resolutions adopted by employee representative meetings, thus carrying out the supervisory functions in a serious manner and constantly improving democratic management. The second meeting of the second session of the Employee Representative Meeting of the Company was held in Beijing on 18 April 2017. According to the spirit of alleviating poverty proposed at the Central Poverty Alleviation and Development Conference, the Company consistently implemented the special plan for warm homes for 2016-2018 in great depth. In particular, 34 warm homes meeting the criteria of provincial branches and 185 warm homes meeting the criteria of local branches were preliminarily approved for establishment in 2017.

For details regarding the Company’s employees (including the number of employees, composition of professionals, educational levels, remuneration policy and training program), please refer to the section “Directors, Supervisors, Senior Management and Employees” in this annual report.

3.	FORMULATION AND IMPLEMENTATION OF PROFIT DISTRIBUTION POLICY

(I)	In accordance with Article 211 of the Articles of Association, the basic principles of the Company’s profit distribution are as follows:

1.	The Company shall take the investment return for investors into full account and allocate the required percentage of the Company’s realized distributable profits to shareholders as dividends each year;

2.	The Company shall maintain a sustainable and steady profit distribution policy and at the same time take into consideration the Company’s long-term interest, general interest of all the shareholders and the sustainable development of the Company;

3.	The Company shall give priority to cash dividends as its profit distribution manner.

(II)	In accordance with Article 212 of the Articles of Association, the Company’s profit distribution policy is as follows:

1.	Profit distribution modes: The Company may distribute dividends in the form of cash or shares or a combination of cash and shares. If practicable, the Company may distribute interim dividends. The Company’s dividends shall not bear interest, save in the case where the Company fails to distribute the dividends to the shareholders on the day when dividends were due to have been distributed;

2.	Conditions for and percentage of distribution of cash dividends: If the Company makes profits in a given year and the cumulative undistributed profit is positive, the Company shall distribute dividends in the form of cash and the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profits in recent three years;

China Life Insurance Company Limited    Annual Report 2017

Report of the Board of Directors

3.	Conditions for distribution of share dividends: If the Company’s operation is sound and the Board of Directors is of the opinion that share dividends distribution is in the interest of all the Company’s shareholders since the Company’s stock price does not match the Company’s share capital, the Company may propose a share dividends distribution plan if the conditions for cash dividends listed above are satisfied.

In addition, the Company’s profit distribution is required to comply with relevant regulatory requirements. If the Company’s core solvency ratio or comprehensive solvency ratio does not meet the minimum requirements, the CIRC may adopt regulatory measures against the Company due to its failure to meet the minimum requirements, which may restrict the Company’s ability to distribute dividends to its shareholders.

(III)	In accordance with Article 213 of the Articles of Association, the procedures of reviewing the Company’s profit distribution proposal is as follows:

The Company’s profit distribution proposal shall be reviewed by the Board of Directors. The Board of Directors shall have a sufficient discussion of the reasonableness of the profit distribution proposal. After a special resolution regarding the proposal is reached and independent opinions have been given by the Company’s Independent Directors, the proposal shall be submitted to the Company’s general meeting for approval. In reviewing the profit distribution proposal, the Company shall provide Internet-based voting mechanism to the shareholders. When deliberating on specific cash dividend proposal by the Company’s general meeting, the Company shall make active communication with shareholders, especially small and medium-sized shareholders, through various channels. The Company shall also fully solicit opinions and appeals from small-and medium-sized shareholders, and give timely reply to concerns of small-and medium- sized shareholders.

(IV)	Profit distribution plan and public reserves capitalization plan

1.	Profit distribution plan or public reserves capitalization plan for the year of 2017

In accordance with the profit distribution plan for the year 2017 approved by the Board on 22 March 2018, with the appropriation to its discretionary surplus reserve fund of RMB3,218 million (10% of the net profit for 2017), the Company, based on 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to RMB11,306 million to all shareholders of the Company at RMB0.40 per share (inclusive of tax). The foregoing profit distribution plan is subject to the approval by the 2017 Annual General Meeting to be held on 6 June 2018 (Wednesday). Dividends payable to domestic shareholders are declared, valued and paid in RMB. Dividends payable to shareholders of the Company’s foreign-listed shares are declared and valued in RMB and paid in the currency of the jurisdiction in which the foreign-listed shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company’s principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of foreign-listed shares in conformity with the PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average closing rate published by the People’s Bank of China one week before the declaration of the distribution of dividends.

No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

China Life Insurance Company Limited    Annual Report 2017

Report of the Board of Directors

The profit distribution policy of the Company complied with the Articles of Association and the examination and approval procedures of the Company, clearly defined the dividend distribution standards and percentage and the decision-making procedures and system. Small-and medium-sized shareholders of the Company have sufficient opportunities to express their opinions and appeals, and their legitimate rights have been well protected. The Independent Directors diligently considered the profit distribution policy and expressed their independent opinion in this regard.

2.	The dividend distribution of the Company for the recent 3 years is as follows:

						Unit: RMB million
Year in which dividends were distributed	Number of bonus stocks per ten shares (shares)	Amount of dividends per ten shares (RMB) (including tax)	Transfer of public reserve into share capital per ten shares (shares)	Amount of cash dividends (including tax)	Net profit attributable to equity holders of the Company in the consolidated statements for the year in which dividends were distributed	Percentage of amount of cash dividends in net profit attributable to equity holders of the Company in the consolidated statements
2017	—	4.0	—	11,306	32,253	35%
2016	—	2.4	—	6,784	19,127	35%
2015	—	4.2	—	11,871	34,699	34%

4.	CHANGES IN ACCOUNTING ESTIMATES

The changes in accounting estimates of the Company during the Reporting Period are set out in Note 3 in the Notes to the Consolidated Financial Statements in this annual report.

5.	RESERVES

Details of the reserves of the Company are set out in Note 36 in the Notes to the Consolidated Financial Statements in this annual report.

6.	CHARITABLE DONATIONS

The total amount of charitable donations made by the Company during the Reporting Period was approximately RMB171 million.

7.	PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in Note 6 in the Notes to the Consolidated Financial Statements in this annual report.

China Life Insurance Company Limited    Annual Report 2017

Report of the Board of Directors

8.	SHARE CAPITAL

Details of the movement in share capital of the Company are set out in Note 34 in the Notes to the Consolidated Financial Statements in this annual report.

9.	INFORMATION OF TAx DEDUCTION FOR HOLDERS OF LISTED SECURITIES

Shareholders are taxed and/or enjoy tax relief for the dividend income received from the Company in accordance with the Individual Income Tax Law of the PRC, the Enterprise Income Tax Law of the PRC, and relevant administrative rules, governmental regulations and guiding documents. Please refer to the announcement published by the Company on the website of the SSE on 12 June 2017 for the information on income tax in respect of the dividend distributed to A Share shareholders during the Reporting Period, and the announcement published by the Company on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 31 May 2017 for the information on income tax in respect of the dividend distributed to H Share shareholders during the Reporting Period.

10.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

11.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in 2017. The Company will deal with such rights and related matters in accordance with the PRC governmental policies.

12.	DAY-TO-DAY OPERATIONS OF THE BOARD

Details of the Board meetings and the Board’s performance of its duties during the Reporting Period are set out in the section headed “Corporate Governance” in this annual report.

13.	DIRECTORS’ AND SUPERVISORS’ SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contract with the Company and its subsidiaries that is not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

14.	INTERESTS OF DIRECTORS AND SUPERVISORS (AND THEIR CONNECTED ENTITIES) IN MATERIAL TRANSACTIONS, ARRANGEMENTS OR CONTRACTS

None of the Directors or Supervisors (and their connected entities) is or was materially interested, directly or indirectly, in any transaction, arrangement or contract of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period or subsisted at the end of the Reporting Period.

China Life Insurance Company Limited    Annual Report 2017

Report of the Board of Directors

15.	DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACqUIRE SHARES

No arrangements to which the Company, any of its subsidiaries or holding companies, or any subsidiary of the Company’s holding companies is a party, and whose objects are, or one of whose objects is, to enable Directors or Supervisors (including their spouses and children under the age of 18) to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, subsisted at any time during the Reporting Period or at the end of the Reporting Period.

16.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF ExECUTIVE IN THE SHARES OF THE COMPANY

As at the end of the Reporting Period, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. In addition, the Board has created a code of conduct in relation to the sale and purchase of the Company’s securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed observation of the Model Code and the Company’s own code of conduct in the year of 2017.

17.	PRE-EMPTIVE RIGHTS AND ARRANGEMENTS FOR SHARE OPTIONS

According to the Articles of Association and relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement for share options.

18.	MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

19.	MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company’s external guarantees, and are of the view that:

1.	during the Reporting Period, the Company did not provide any external guarantee;

2.	the Company’s internal control system regarding external guarantees is in compliance with laws, regulations, and the requirements under the “Notice in relation to the Standardization of Capital Flows between Listed Companies and Connected Parties and Issues in relation to External Guarantees Granted by Listed Companies”; and

3.	the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.

China Life Insurance Company Limited    Annual Report 2017

Report of the Board of Directors

20.	RESPONSIBILITY STATEMENT OF DIRECTORS ON FINANCIAL REPORTS

The Directors are responsible for overseeing the preparation of the financial report for each financial period which gives a true and fair view of the Company’s financial position, performance results and cash flows for that period. To the best knowledge of the Directors, there was no material event or condition during the Reporting Period that might have a material adverse effect on the continuing operation of the Company.

21.	BOARD’S STATEMENT ON INTERNAL CONTROL

In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the Board conducted an assessment on internal control relating to the Company’s financial reporting functions, and confirmed that its internal control was effective as at 31 December 2017.

22.	MAJOR CUSTOMERS

In 2017, the gross written premiums received from the Company’s five largest customers accounted for less than 30% of the Company’s gross written premiums for the year. There is no related party of the Company among the five largest customers.

23.	SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date (22 March 2018), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

24.	COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2017

Report of the Board of Directors

25.	AUDITORS

A resolution was passed at the 2016 Annual General Meeting to engage Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2017, and Ernst & Young as the Hong Kong auditor of the Company for the year 2017, who will hold office until the conclusion of the 2017 Annual General Meeting. Ernst & Young Hua Ming LLP and Ernst & Young have been serving as the Company’s auditors for five consecutive years.

Remuneration paid by the Company to the auditors is subject to approval at the shareholders’ general meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by the Company to the auditors in 2017 was as follows:

Service/Nature	Fees (RMB million)

Audit, review and agreed-up procedures fee	58.61
Including: Internal control audit fee	11.14
Non-audit services fee	1.66
Total	60.27

At the 2017 Annual General Meeting to be held on 6 June 2018, the Board will propose a resolution to continue to appoint Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2018, and Ernst & Young as the Hong Kong auditor of the Company for the year 2018.

By Order of the Board Yang Mingsheng Chairman Beijing, China 22 March 2018

China Life Insurance Company Limited    Annual Report 2017

Report of the Supervisory Committee

I.	ACTIVITIES OF THE SUPERVISORY COMMITTEE

(I)	Currently, the fifth session of the Supervisory Committee comprises Mr. Miao Ping, Mr. Shi Xiangming, Mr. Luo Zhaohui, Ms. Wang Cuifei and Mr. Song Ping, with Mr. Miao Ping acting as the Chairman of the Supervisory Committee. Of the members of the Supervisory Committee, Mr. Miao Ping, Mr. Shi Xiangming and Mr. Luo Zhaohui are Non-employee Representative Supervisors, and Ms. Wang Cuifei and Mr. Song Ping are Employee Representative Supervisors. In August 2017, Mr. Zhan Zhong resigned from his position as an Employee Representative Supervisor due to adjustment of work arrangements. In January 2018, Mr. Li Guodong resigned from his position as an Employee Representative Supervisor due to adjustment of work arrangements. In February 2018, Ms. Xiong Junhong resigned from her position as a Non-employee Representative Supervisor due to adjustment of work arrangements.

(II)	Attending meetings of the Supervisory Committee and diligently discharging their duties. Pursuant to the regulatory requirements of the jurisdictions where the Company is listed, the Articles of Association and the “Procedural Rules for Supervisory Committee Meetings” of the Company, and in accordance with the work arrangement of the Supervisory Committee, the Supervisory Committee convened its regular meetings in a timely manner, at which it considered and approved proposals in relation to the Company’s financial reports, periodic reports, internal control, and risk management. In 2017, the fifth session of the Supervisory Committee held five meetings, at which the Supervisors earnestly expressed their views, actively participated in discussions and diligently discharged their duties, thereby providing valuable advice for the business development of the Company.

China Life Insurance Company Limited    Annual Report 2017

Report of the Supervisory Committee

(III)	Attending and participating in corporate governance meetings and actively exercising their supervisory role. In 2017, the Supervisory Committee attended the 2016 Annual General Meeting and the First Extraordinary General Meeting 2017 of the Company, and participated in the regular meetings of the Board. All members of the Supervisory Committee participated in the meetings of the Nomination and Remuneration Committee, the Risk Management Committee, and the Strategy and Investment Decision Committee, respectively, in accordance with the work allocation among Supervisors determined by the Supervisory Committee, with a focus on the meetings of the Audit Committee. By attending these meetings, all Supervisors diligently discharged their duties, oversaw the procedures for convening meetings, carefully listened to the matters considered at the meetings, and participated in discussions when necessary, thus bringing positive effects on further enhancement of corporate governance.

(IV)	Actively conducting research and investigation activities and examining and understanding the business operation of local branches. Mr. Miao Ping, the Chairman of the Supervisory Committee, together with Ms. Xiong Junhong and Ms. Wang Cuifei, the members of the Supervisory Committee, carried out investigation and research on local branches of the Company in Guangxi Province. The investigation and research team successively listened to business reports from the local branches in Guangxi and Liuzhou and the local sub- branch of the Company in Luzhai, held in-depth conferences with their respective key management, visited field offices and communicated with the frontline employees at counters of the customer service center of Liuzhou branch and Luzhai sub-branch. Through investigation and research, all Supervisors comprehended the working situation of local branches in great depth and examined the effectiveness of the implementation of decisions of the Board and the management, thus further enhancing the legal compliance and risk prevention of the Company in a practical manner.

(V)	Attending training courses and constantly enhancing duty performance of the Supervisors. In 2017, the members of the Supervisory Committee attended the first and sixth special training courses of 2017 for directors and supervisors of listed companies within the territory of Beijing as organized by the Listed Companies Association of Beijing and the first seminar of 2017 for the chairmen of the supervisory committees of listed companies as organized by China Association for Public Companies, which gave them the opportunity to learn and understand the regulatory overview of listed companies within the territory of Beijing, the latest regulatory policies of listed companies and the analysis of cases in relation thereto.

(VI)	Actively participating in the meetings and activities organized by China Association for Public Companies. In 2017, Mr. Miao Ping, the Chairman of the Supervisory Committee, was the vice chairman of the professional committee of the second session of the supervisory committee of China Association for Public Companies and attended the meeting for the change of members of the professional committee of the second session of the supervisory committee of China Association for Public Companies in Shanghai, during which, the “Work Plan of the Second Session of the Supervisory Committee” and the “2017 Work Plan of the Supervisory Committee”, etc. were discussed. In order to strengthen the internal control compliance, audit supervision and risk management of the Company, the Supervisory Committee of the Company participated in the activity of the “Subject Study of the Supervisory Committees of Listed Companies” organized by China Association for Public Companies, and submitted the “Study on the Issues Concerning the Work Allocation between the Supervisory Committee and Independent Directors” as its subject of the study.

China Life Insurance Company Limited    Annual Report 2017

Report of the Supervisory Committee

II.	INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON CERTAIN MATTERS

During the Reporting Period, the Supervisory Committee of the Company performed its supervisory duties in a diligent manner in accordance with the requirements of the Company Law, the Articles of Association and the “Procedural Rules for Supervisory Committee Meetings”.

(I)	The Company’s operational compliance with the law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law and the Articles of Association. All Directors and senior management of the Company maintained strict principles of diligence and integrity and performed their duties conscientiously. The Supervisory Committee is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

(II)	The authenticity of the financial report. The Company’s annual financial report truly and completely reflected the Company’s financial position and operating results. Ernst & Young Hua Ming LLP and Ernst & Young have performed audits and have issued unqualified auditors’ reports for the year ended 2017 in accordance with the China Standards on Auditing of PRC Certified Public Accountants and the International Standards on Auditing, respectively.

(III)	Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets were fair and reasonable. The Supervisory Committee is not aware of any insider trading, any acts harming the interests of shareholders or incurring any loss to the Company’s assets.

(IV)	Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Supervisory Committee is not aware of any acts harming the interests of the Company.

(V)	Internal control system and self-evaluation report on internal control. During the Reporting Period, the Company sought to improve its internal control system, and continued to improve the effectiveness of such system. The Supervisory Committee of the Company reviewed the self-evaluation report on the Company’s internal control systems and did not raise any objection against the self-evaluation report of the Board regarding the Company’s internal control systems.

By Order of the Supervisory Committee Miao Ping Chairman of the Supervisory Committee Beijing, China 22 March 2018

China Life Insurance Company Limited    Annual Report 2017

Changes in Ordinary Shares and Shareholders Information

I.	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

II.	ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees’ shares.

III.	INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLER

(I)	Total number of shareholders and their shareholdings

Total number of ordinary share shareholders as at the end of the Reporting Period	No. of A Share shareholders: 120,420 No. of H Share shareholders: 28,825	Total number of ordinary share shareholders as at the end of the month prior to the disclosure of this annual report	No. of A Share shareholders: 138,231 No. of H Share shareholders: 28,362

Particulars of top ten shareholders of the Company	Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding	Number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	0	—	—
HKSCC Nominees Limited	Overseas legal person	25.90%	7,319,236,460	+5,220,506	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.10%	594,502,502	+22,190,586	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	0	—	—
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	0.19%	54,985,761	-4,398,849	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.08%	22,976,187	-4,314,048	—	—
China International Television Corporation	State-owned legal person	0.07%	18,452,300	0	—	—
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	0	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.05%	12,788,337	+440,300	—	—
China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	0	—	—

China Life Insurance Company Limited    Annual Report 2017

Changes in Ordinary Shares and Shareholders Information

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

Details of shareholders	2.	China International Television Corporation and China National Nuclear Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A Shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.

	3.	Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund and Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund have Industrial and Commercial Bank of China Limited as their fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

(II)	Information relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

Name of company	China Life Insurance (Group) Company

Legal representative	Yang Mingsheng

Date of incorporation	21 July 2003 (CLIC was formerly known as China Life Insurance Company, a company approved and formed by the State Council in January 1999. With the approval of the CIRC in 2003, China Life Insurance Company was restructured as CLIC).

Major businesses	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds application business permitted by national laws and regulations or approved by the State Council of PRC; other businesses approved by insurance regulatory agencies.

Shareholdings in other subsidiaries and affiliates listed in China or abroad during the Reporting Period	As at 31 December 2017, CLIC held 1,785,098,644 H shares of Town Health International Medical Group Limited, representing 23.7% of its total shares.

China Life Insurance Company Limited    Annual Report 2017

Changes in Ordinary Shares and Shareholders Information

The effective controller of the Company is the Ministry of Finance of the People’s Republic of China. The equity and controlling relationship between the Company and its effective controller is set out in below:

During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

IV.	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 31 December 2017, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the HKSE:

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares		Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%		68.37%
BlackRock, Inc. (Note 1)	Interest in controlled corporation	H Shares	541,161,285 4,209,000	(L) (S)	7.27 0.06	% %	1.91 0.01	% %

The letter “L” denotes a long position. The letter “S” denotes a short position.

China Life Insurance Company Limited    Annual Report 2017

Changes in Ordinary Shares and Shareholders Information

(Note 1):

BlackRock, Inc. was interested in a total of 541,161,285 H Shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited and BlackRock Asset Management (Schweiz) AG were interested in 3,711,000 H Shares, 4,697,000 H Shares, 104,470,234 H Shares, 178,053,000 H Shares, 1,618,000 H Shares, 42,351,491 H Shares, 893,000 H Shares, 3,709,000 H Shares, 30,752,026 H Shares, 1,074,000 H Shares, 5,247,389 H Shares, 3,347,700 H Shares, 53,517,031 H Shares, 43,306,825 H Shares, 28,510,653 H Shares, 477,000 H Shares, 23,795,364 H Shares, 11,026,572 H Shares, 562,000 H Shares and 42,000 H Shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 541,161,285 H Shares, 850,595 H Shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 4,209,000 H Shares (0.06%). Of these 4,209,000 H Shares, 1,448,000 H Shares were cash settled unlisted derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 31 December 2017, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

I.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(I)	Current Directors

Name	Position	Gender	Date of Birth	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Yang Mingsheng	Chairman of the Board, Executive Director	Male	August 1955	Since 22 May 2012	0	0	/	0	0	0	Yes
Lin Dairen	Executive Director	Male	June 1958	Since 27 October 2008	0	0	/	140.00	21.88	161.88	No
Xu Hengping	Executive Director	Male	November 1958	Since 11 July 2015	0	0	/	113.40	21.66	135.06	No
Xu Haifeng	Executive Director	Male	May 1959	Since 11 July 2015	0	0	/	113.40	21.66	135.06	No
Yuan Changqing	Non-executive Director	Male	September 1961	Since 11 February 2018	0	0	/	0	0	0	Yes
Liu Huimin	Non-executive Director	Male	June 1965	Since 31 July 2017	0	0	/	0	0	0	Yes
Yin Zhaojun	Non-executive Director	Male	July 1965	Since 31 July 2017	0	0	/	0	0	0	Yes
Chang Tso Tung Stephen	Independent Director	Male	November 1948	Since 20 October 2014	0	0	/	32.00	0	32.00	Yes
Robinson Drake Pike	Independent Director	Male	October 1951	Since 11 July 2015	0	0	/	32.00	0	32.00	No
Tang Xin	Independent Director	Male	September 1971	Since 7 March 2016	0	0	/	32.00	0	32.00	Yes
Leung Oi-Sie Elsie	Independent Director	Female	April 1939	Since 20 July 2016	0	0	/	30.00	0	30.00	Yes

Total	/	/	/	/	0	0	/	/	/	558.00	/

Notes:

1.	According to the “Procedural Rules for Board Meetings of China Life Insurance Company Limited”, Directors serve for a term of three years and may be re-elected. However, Independent Directors may not serve for more than six years.
2.	The positions of the Directors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
3.	According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Executive Directors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.
4.	Following the election at the 2016 Annual General Meeting of the Company and upon the approval by the CIRC, the appointment of Mr. Liu Huimin and Mr. Yin Zhaojun as Directors of the Company became effective from 31 July 2017. Following the election at the First Extraordinary General Meeting 2017 of the Company and upon the approval by the CIRC, the appointment of Mr. Yuan Changqing as a Director of the Company became effective from 11 February 2018.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

(II)	Current Supervisors

Name	Position	Gender	Date of Birth	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Miao Ping	Chairman of the Supervisory Committee	Male	April 1958	Since 11 July 2015	0	0	/	114.80	21.66	136.46	No
Shi Xiangming	Supervisor	Male	November 1959	Since 25 May 2009	0	0	/	125.37	32.24	157.61	No
Luo Zhaohui	Supervisor	Male	March 1974	Since 11 February 2018	0	0	/	0	0	0	Yes
Wang Cuifei	Employee Representative Supervisor	Female	January 1964	Since 11 July 2015	0	0	/	134.17	31.41	165.58	No
Song Ping	Employee Representative Supervisor	Male	June 1964	Since 15 March 2018	0	0	/	/	/	/	No

Total	/	/	/	/	0	0	/	/	/	459.65	/

Notes:

1.	Pursuant to the Articles of Association, Supervisors serve for a term of three years and may be re-elected.
2.	The positions of the Supervisors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
3.	According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Chairman of the Supervisory Committee and the Supervisors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.
4.	Following the election at the First Extraordinary General Meeting 2017 of the Company and upon the approval by the CIRC, the appointment of Mr. Luo Zhaohui as a Supervisor of the Company became effective from 11 February 2018. Following the election at the Sixth Extraordinary Meeting of the Second Session of the Employee Representative Meeting of the Company and upon the approval by the CIRC, the appointment of Mr. Song Ping as a Supervisor of the Company became effective from 15 March 2018.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

(III)	Current Senior Management

Name	Position	Gender	Date of Birth	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Lin Dairen	President	Male	June 1958	Since April 2014	0	0	/	140.00	21.88	161.88	No
Xu Hengping	Vice President	Male	November 1958	Since November 2014	0	0	/	113.40	21.66	135.06	No
Xu Haifeng	Vice President	Male	May 1959	Since November 2014	0	0	/	113.40	21.66	135.06	No
Li Mingguang	Vice President, Chief Actuary, Board Secretary	Male	July 1969	Appointed as Vice President since November 2014, Chief Actuary since March 2012, Board Secretary since June 2017	0	0	/	113.40	21.84	135.24	No
Zhao Lijun	Vice President	Male	July 1963	Since July 2016	0	0	/	113.40	21.71	135.11	No
Xiao Jianyou	Vice President	Male	September 1968	Since October 2016	0	0	/	112.00	21.71	133.71	No
Zhao Peng	Vice President	Male	April 1972	Since March 2018	0	0	/	26.25	5.54	31.79	No
Ruan Qi	Vice President (his qualification is subject to the approval of CIRC)	Male	July 1966	Refer to the Notes	0	0	/	98.00	29.94	127.94	No
Zhan Zhong	Marketing Director	Male	April 1968	Since August 2017	0	0	/	32.67	10.33	43.00	No
Yang Hong	Operation Director	Female	February 1967	Since March 2018	0	0	/	/	/	/	No

Total	/	/	/	/	0	0	/	/	/	1,038.79	/

Notes:

1.	The positions of the members of the Senior Management in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
2.	According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Senior Management is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

3.	With the approval given at the twelfth meeting of the fifth session of the Board of Directors of the Company and the approval by the CIRC, Mr. Li Mingguang was appointed as the Board Secretary of the Company with effect from 28 June 2017. With the approval given at the fourteenth meeting of the fifth session of the Board of Directors of the Company, Mr. Zhan Zhong was appointed as the Marketing Director of the Company with effect from 24 August 2017. With the approval given at the fourteenth meeting of the fifth session of the Board of Directors of the Company and the approval of the CIRC, Mr. Zhao Peng was appointed as an Assistant to the President of the Company with effect from 12 October 2017. With the approval given at the nineteenth meeting of the fifth session of the Board of Directors of the Company, Mr. Zhao Peng was appointed as the Vice President of the Company with effect from 2 March 2018, Mr. Ruan Qi was appointed as the Vice President of the Company (his qualification as the Vice President of the Company is subject to the approval of the CIRC), and Ms. Yang Hong was appointed as the Operation Director of the Company with effect from 2 March 2018.

(IV)	Resignation and Retirement of Directors, Supervisors and Senior Management

Name	Previous Position	Gender	Date of Birth	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company	Reason for changes
Miao Jianmin	Non-executive Director	Male	January 1965	27 October 2008 – 7 April 2017	0	0	/	0	0	0	Yes	Resigned due to adjustment of work arrangements
Wang Sidong	Non-executive Director	Male	December 1961	24 July 2012 – 12 January 2018	0	0	/	0	0	0	Yes	Resigned due to adjustment of work arrangements
Liu Jiade	Non-executive Director	Male	Feburary 1963	11 July 2015 – 8 August 2017	0	0	/	0	0	0	Yes	Resigned adjustment of work arrangements
Xiong Junhong	Supervisor	Female	December 1968	20 October 2014 – 23 February 2018	0	0	/	0	0	0	Yes	Resigned due to adjustment of work arrangements
Zhan Zhong	Employee Representative Director	Male	April 1968	11 July 2015 – 21 August 2017	0	0	/	79.67	20.82	100.49	No	Resigned due to adjustment of work arrangements
Li Guodong	Employee Representative Director	Male	April 1965	31 August 2017 – 2 January 2018	0	0	/	37.92	11.47	49.39	No	Resigned due to adjustment of work arrangements
Zheng Yong	Board Secretary	Male	November 1962	5 June 2013 – 27 April 2017	0	0	/	35.00	10.39	45.39	No	Resigned due to adjustment of work arrangements

Total	/	/	/	/	0	0	/	/	/	195.27	/	/

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

DIRECTORS

Mr. Yang Mingsheng, born in 1955, Chinese

Mr. Yang became an Executive Director and the Chairman of the Company in May 2012. He has been the Chairman of China Life Insurance (Group) Company since March 2012, the Chairman of China Life Property and Casualty Insurance Company Limited since March 2012, the Chairman of China Life Insurance (Overseas) Company Limited since January 2013, the Chairman of China Life Asset Management Company Limited since December 2013, and the Chairman of China Guangfa Bank Co., Ltd. since September 2016. Mr. Yang has many years of experience in financial industry. He acted as the Vice Chairman of China Insurance Regulatory Commission from 2007 to 2012, and worked for Agricultural Bank of China from 1980 to 2007, where he held various positions such as the Vice President of Shenyang Branch, Head of the Industrial Credit Department of the head office and President of Tianjin Branch. He was appointed as the Vice President of Agricultural Bank of China in 1997 and was then promoted to the President of Agricultural Bank of China in 2003. Mr. Yang, a senior economist, graduated from the Faculty of Finance of Nankai University, majoring in monetary banking with a master’s degree in economics.

Mr. Lin Dairen, born in 1958, Chinese

Mr. Lin became an Executive Director of the Company in October 2008, and was appointed as the President of the Company by the Board in March 2014. He serves concurrently as a Non-executive Director of China Life Property and Casualty Insurance Company Limited, China Life Pension Company Limited and China Life Asset Management Company Limited. He served as the Vice President of the Company from 2003 to March 2014, and an Executive Director and the President of China Life Pension Company Limited from November 2006 to March 2014. Mr. Lin graduated with a bachelor’s degree in medicine from Shandong Province Changwei Medical Institute in 1982. Mr. Lin, a senior economist, has over 30 years of experience in the operation of the life insurance business and insurance management, and was awarded special allowance by the State Council. He is currently the Chairman of the China Life Foundation, the Vice Chairman of the Insurance Institute of China and the Insurance Association of China, a Non-executive Director of China Insurance Security Fund Co., Ltd., the Deputy Director of the Life Insurance Committee of the Insurance Association of China and the Director of the Insurance Institutional Investors Professional Committee of the Insurance Asset Management Association of China.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

Mr. Xu Hengping, born in 1958, Chinese

Mr. Xu became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014, the Chief Operating Officer of the Company since August 2010, the General Manager of the Company’s Fujian Branch since April 2007, the Deputy General Manager of the Company’s Fujian Branch since December 2002, an Assistant to the General Manager of the Company’s Fujian Branch since September 1998, and the Division Chief of the Personal Insurance Division of the Company’s Fujian Branch since July 1996. Mr. Xu served as the General Manager of the Sales Department and the General Manager of Longyan Branch of Fuzhou Life Insurance Company Limited. Mr. Xu graduated from Hunan University, majoring in finance. Mr. Xu, a senior economist, has over 35 years of experience in operation of the life insurance business and insurance management.

Mr. Xu Haifeng, born in 1959, Chinese

Mr. Xu became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014 and a Non-executive Director of China Life Asset Management Company Limited since September 2015. He served as a Non- executive Director of China Life E-commerce Company Limited from January 2015 to January 2017. He served as the Business Controller of the Company from February to November 2014, during which he concurrently served as the General Manager of Hebei Branch of the Company. Mr. Xu served as the General Manager of Beijing Branch and the General Manager of Hebei Branch of the Company from 2006 to 2014. Prior to that, Mr. Xu served as the Deputy General Manager and General Manager of Linyi Branch in Shandong Province and the General Manager of the Business Management Department in Shandong Branch of the Company, the General Manager of Jinan Branch and the Deputy General Manager of Beijing Branch of the Company. Mr. Xu graduated from Linyi Foreign Language Normal University in 1982, from Shandong Provincial Party School majoring in economic management in 1996, and obtained a master’s degree in business administration from Zhongnan University of Economics and Law in 2007. Mr. Xu, a senior economist, has over 30 years of experience in the operation of life insurance business and insurance management.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

Mr. Yuan Changqing, born in 1961, Chinese

Mr. Yuan became a Non-executive Director of the Company in February 2018. He is the Vice Chairman, President and Deputy Secretary to the Party Committee of China Life Insurance (Group) Company. Mr. Yuan served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from December 2008 to August 2012, and an Executive Director, the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently acted as the Chairman of Everbright Securities Company Limited. During the period from 1995 to 2008, he served as the Vice President, President and Secretary to the Party Committee of Xinjiang Branch, the President and Secretary to the Party Committee of Henan Branch, and the Director of the Organization Department of the Party Committee and the General Manager of the Human Resources Department of the head office of Industrial and Commercial Bank of China Limited. During the period from 1981 to 1995, he held various professional and management positions in branch offices of the People’s Bank of China and Industrial and Commercial Bank of China. Mr. Yuan, a senior economist, graduated from the University of Hong Kong, majoring in international business administration with a master’s degree in business administration.

Mr. Liu Huimin, born in 1965, Chinese

Mr. Liu became a Non-executive Director of the Company in July 2017. He has been the Vice President of China Life Insurance (Group) Company since September 2013. He served as the Vice President of China Life Asset Management Company Limited from 2004, and the President and a Director of the same company from 2006, during which he concurrently served as the Chairman of China Life Franklin Asset Management Company Limited and the Chairman of China Life AMP Asset Management Co., Ltd., etc. Mr. Liu graduated from the Peking University with a doctoral degree in international law. Before that, he graduated from the School of Social Sciences of the University of Sussex in the United Kingdom with a master’s degree in development economics and the Peking University with a bachelor’s degree in national economic management, respectively.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

Mr. Yin Zhaojun, born in 1965, Chinese

Mr. Yin became a Non-executive Director of the Company in July 2017. He has been the Vice President of China Life Insurance (Group) Company since October 2016. He joined the Bank of Communications in July 1990, and consecutively served as an Assistant to the President of Beijing branch and the Vice President of Shanxi branch of the Bank of Communications from 2005, and the President of Shanxi branch, Hebei branch and Beijing branch of the Bank of Communications from 2011. Mr. Yin graduated from the China University of Political Science and Law with a master’s degree in public administration. Before that, he graduated from the Faculty of Accounting of the Beijing College of Finance and Commerce with a bachelor’s degree in economics.

Mr. Chang Tso Tung Stephen, born in 1948, Chinese

Mr. Chang became an Independent Director of the Company in October 2014. He served as the Vice Chairman of the Greater China Region of Ernst & Young, the Managing Partner for professional services and the Chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an Independent Non-executive Director of China Pacific Insurance (Group) Co., Ltd.

Mr. Chang is currently an Independent Non-executive Director of China Cinda Asset Management Co., Ltd., Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on the HKSE. Mr. Chang has been practicing as a certified public accountant in Hong Kong for around 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a bachelor’s degree of science from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

Mr. Robinson Drake Pike, born in 1951, American

Mr. Pike became an Independent Director of the Company in July 2015. Before his retirement from Goldman Sachs in 2014, Mr. Pike served as the Managing Director of Goldman Sachs and the Chief Representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014, and the Managing Director of Goldman Sachs and the senior advisor and project coordinator sent to the Industrial and Commercial Bank of China by Goldman Sachs from January 2007 to August 2011. He was the Senior Vice President of Lehman Brothers and the Deputy Head and the Head of Asia Credit Risk Management of Lehman Brothers from July 2000 to December 2006. Mr. Pike has over 30 years of experience in the Asian financial industry with a focus on risk management and China’s banking industry. He holds a bachelor’s degree of arts in Chinese Language and Literature from Yale University and a master’s degree of public affairs in development economics from Princeton University’s Woodrow Wilson School.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

Mr. Tang Xin, born in 1971, Chinese

Mr. Tang became an Independent Director of the Company in March 2016. He is a professor of the School of Law of Tsinghua University, the Deputy Head of the Commercial Law Research Center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the Listing Committee of the Shanghai Stock Exchange, the Chairman of the Independent Director Committee of the China Association for Pubic Companies, and an Independent Director of each of Harvest Fund Management Co., Ltd., GF Securities Co., Ltd. and Oriza Holdings Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the Merger, Acquisition and Reorganization Review Committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an Independent Director of China Spacesat Co., Ltd. from 2008 to 2014, an Independent Director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an Independent Director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with bachelor’s, master’s and doctorate degrees in law.

Ms. Leung Oi-Sie Elsie, born in 1939, Chinese

Ms. Leung Oi-Sie Elsie became an Independent Director of the Company in July 2016. She was the first Secretary for Justice of Hong Kong, as well as a member of the Executive Council of Hong Kong. She is currently the Deputy Director of the Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the Chairperson and President of the International Federation of Women Lawyers, and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a Notary Public and a China-Appointed Attesting Officer. She has been awarded the “Grand Bauhinia Medal” and admitted as a solicitor by the Law Societies of Hong Kong and England. Ms. Leung graduated from the University of Hong Kong with a master’s degree in law, and is a fellow of the International Academy of Matrimonial Lawyers. She has been an Independent Non-executive Director of United Company RUSAL Plc since December 2009, an Independent Non-executive Director of China Resources Power Holdings Company Limited since April 2010. She has been an Independent Non-executive Director of PetroChina Company Limited since June 2017.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

SUPERVISORS

Mr. Miao Ping, born in 1958, Chinese

Mr. Miao became the Chairman of the Supervisory Committee of the Company in July 2015. He served as an Executive Director of the Company from July 2014 to May 2015 and the Vice President of the Company from December 2009 to May 2015. Mr. Miao served as the General Manager of the Company’s Jiangsu Branch from September 2006, the General Manager of the Company’s Jiangxi Branch from September 2004, and the Deputy General Manager of the Company’s Jiangsu Branch from April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in economics and management. Mr. Miao, a senior economist, has over 30 years of experience in the operation of life insurance business and the management of insurance business.

Mr. Shi Xiangming, born in 1959, Chinese

Mr. Shi became a Supervisor of the Company in May 2009, and has been the General Manager of the Supervisory Department of the Company since September 2008. Mr. Shi served as the Deputy General Manager of the Human Resources Department and the Office Director of the Company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as the Deputy General Manager of the Supervisory Department of China Life Insurance Company. Mr. Shi graduated from the Chemistry School of the first branch college of Peking University with a bachelor’s degree of science.

Mr. Luo Zhaohui, born in 1974, Chinese

Mr. Luo became a Supervisor of the Company in February 2018. Mr. Luo worked at the Risk Management Department of China Life Insurance Company and the General Office of China Life Insurance (Group) Company from August 2002 to August 2013, and was appointed as the Senior Manager of the Comprehensive Information Division of the General Office of China Life Insurance (Group) Company in May 2009 and an Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in August 2013. Mr. Luo was seconded to Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager during the period from November 2013 to October 2015, and was then appointed as the Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in July 2016. Mr. Luo has been involved in strategic management related work for a long time, with considerable working experience in such aspects as risk management, market analysis and research, life insurance operation, as well as strategic planning and management. Mr. Luo, a senior economist, graduated from Peking University, majoring in finance with a doctoral degree.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

Ms. Wang Cuifei, born in 1964, Chinese

Ms. Wang became a Supervisor of the Company in July 2015. She has been the General Manager of the Work Department of the Trade Union of the Company since January 2018. Ms. Wang served as the General Manager of the Customer Services Department of the Company from September 2014 to February 2018 and the General Manager of the Sales Inspection Department of the Company from March 2009 to August 2014. She joined the Company in July 2001, and served successively as the person-in-charge (at the deputy director level) and the Manager of the Training Management Division of the Brokerage Agency Department, the Deputy General Manager of the Bancassurance Department and the General Manager of the Sales Inspection Department of the Company. Ms. Wang graduated from the Party School of the Central Committee of CPC with a bachelor’s degree in economic management.

..

Mr. Song Ping, born in 1964, Chinese

Mr. Song became a Supervisor of the Company in March 2018. He has been the General Manager of the Administration Office of the Company since January 2017. From 2006 to 2017, he successively served as an Assistant to the General Manager of the Development and Reform Department, an Assistant to the General Manager of Beijing Branch, the Deputy General Manager of the Legal and Compliance Department, the Deputy General Manager of the Human Resources Department, and the General Manager of the E-Commence Department of the Company. From 1999 to 2006, he successively served as the Division Chief of the Agents Management Department, the Individual Insurance Department and the Group Insurance Department of the Company. Mr. Song graduated from Peking University in July 1987, majoring in Chinese language and literature with a bachelor’s degree of arts.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

SENIOR MANAGEMENT

Mr. Lin Dairen, please see the section “Directors” for his profile.

Mr. Xu Hengping, please see the section “Directors” for his profile.

Mr. Xu Haifeng, please see the section “Directors” for his profile.

Mr. Li Mingguang, born in 1969, Chinese

Mr. Li became the Vice President of the Company in November 2014. He has been the Chief Actuary of the Company since March 2012 and the Board Secretary of the Company since June 2017. Mr. Li joined the Company in 1996 and subsequently served as the Deputy Division Chief, the Division Chief, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department. He graduated from Shanghai Jiaotong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently an Executive Director of the China Association of Actuaries, a Special Executive of the Board of Directors of the Insurance Institute of China and a member of the China National Master of Insurance Education Supervisory Committee.

Mr. Zhao Lijun, born in 1963, Chinese

Mr. Zhao became the Vice President of the Company in July 2016. He served as the Chief Financial Officer and the General Manager of the Finance Department of China Life Insurance (Group) Company from May 2014 to April 2016. From 2012 to 2014, Mr. Zhao successively served as the Deputy General Manager (responsible for daily operation) and the General Manager of the Data Center of the Company. From 2010 to 2012, Mr. Zhao served as the General Manager of the Legal and Compliance Department of the Company. From 2008 to 2010, Mr. Zhao served as the Deputy General Manager of Shandong branch of the Company. From 2003 to 2008, Mr. Zhao successively served as an Assistant to the General Manager and the General Manager of the Finance Department of the Company. Prior to that, he successively served as a cadre in the Planning & Finance Department of the People’s Insurance Company of China, the Director and Deputy Manager of the Planning & Finance Department of China Reinsurance Corporation in Hong Kong, the Deputy Manager and Manager of the Planning & Finance Department of China Insurance H.K. (Holdings) Company Limited, the Deputy Division Chief, the Division Chief and an Assistant to the General Manager of the Planning & Finance Department of China Life Insurance Company. Mr. Zhao graduated from the Accounting Department of Anhui Finance & Trade College with a bachelor’s degree in industrial accounting and finance in 1987, and from Tsinghua University with an EMBA in 2010. Mr. Zhao is a senior accountant.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

Mr. Xiao Jianyou, born in 1968, Chinese

Mr. Xiao became the Vice President of the Company in October 2016. He has been an Assistant to the President of the Company since July 2015 and a Non-executive Director of China Life Property and Casualty Insurance Company Limited since September 2015. He served as the General Manager of the Company’s Jiangsu Branch from January 2014 and the Deputy General Manager (responsible for daily operation) of the Company’s Jiangsu Branch from April 2013 to January 2014. From 2006 to 2013, he successively served as the Deputy General Manager, an Assistant to the General Manager and the Marketing Director of Jiangsu Branch and the General Manager and the Deputy General Manager of Taizhou Branch in Jiangsu Province. Before that, Mr. Xiao held various other positions at the Company’s Jiangsu Branch, including the Deputy Manager of the Marketing Department and Management Department, an Assistant to the General Manager, the Deputy General Manager (responsible for daily operation) and the General Manager of the Personal Insurance Department. Mr. Xiao, a senior economist, graduated from Jiangxi Traditional Chinese Medicine College in 1991 with a bachelor’s degree, and received the double bachelor’s degrees in medicine and law from Jiangxi Traditional Chinese Medicine College and Nanjing University, respectively.

Mr. Zhao Peng, born in 1972, Chinese

Mr. Zhao became the Vice President of the Company in March 2018. He has been an Assistant to the President of the Company since October 2017 and the General Manager of Zhejiang Branch of the Company since January 2015. From 2014 to 2015, he had successively served as the Deputy General Manager (at the general manager level of the provincial branches) and the person-in-charge of Zhejiang Branch of the Company. From 2003 to 2014, he successively held various positions in China Life Insurance (Group) Company, including the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager and the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager, the Deputy General Manager and the General Manager of the Finance and Accounting Department, and the General Manager of the Finance Department. From 1995 to 2003, Mr. Zhao successively served as a staff member of the Capital Division, a staff member of the Financial Management Division, the Deputy Division Chief and the Division Chief of the Capital Division of the Planning and Finance Department of China Life Insurance Company. Mr. Zhao graduated from Hunan College of Finance and Economics in July 1995, majoring in actuarial science with a bachelor’s degree in economics, from Central University of Finance and Economics in June 2002, majoring in finance with a master’s degree in economics, and from Tsinghua University in January 2007, majoring in business administration with a master’s degree in Business Administration.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

Mr. Ruan Qi, born in 1966, Chinese

As approved by the nineteenth meeting of the fifth session of the Board of Directors of the Company held in March 2018, Mr. Ruan was appointed as the Vice President of the Company (whose qualification is subject to the approval of the CIRC). He has been the Chief Information Technology Officer of the Company since October 2016 and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company since March 2016. He served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014. He successively served as the Deputy Division Chief of the Computer Division of Fujian Branch, and the Deputy Manager (responsible for daily operation) and the Manager of the Information Technology Department of the Company from 2000 to 2004. Mr. Ruan, a senior engineer, graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor’s degree in engineering and from Xiamen University with a master’s degree in business administration for senior management (EMBA) in December 2007.

Mr. Zhan Zhong, born in 1968, Chinese

Mr. Zhan became the Marketing Director of the Company in August 2017 He has been the General Manager (as the general manager level of the provincial branches) of the Individual Insurance Division of the Company since July 2014. Mr. Zhan served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Company’s Qinghai Branch from 2013 to 2014. From 2009 to 2013, Mr. Zhan successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Individual Insurance Division of the Company. From 2005 to 2009, he had successively served as the General Manager of the Individual Insurance Division of the Company’s Guangdong Branch and an Assistant to the General Manager of the Company’s Guangdong Branch. From 1996 to 2005, he successively served as the Director of the Marketing Department of the Chengdu High-tech Sub-branch of Zhongbao Life Insurance Company, an Assistant to the Manager and the Manager of the Marketing Department of the Chengdu Branch, and the Deputy General Manager of the Chengdu Branch of Taikang Life Insurance Company. Mr. Zhan graduated from Kunming Institute of Technology in July 1989, majoring in industrial electric automation with a bachelor’s degree in engineering.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

Ms. Yang Hong, born in 1967, Chinese

Ms. Yang became the Operation Director in March 2018. She has been the General Manager of the Operation Service Center of the Company since January 2018. Ms. Yang successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department and the General Manager (at the general manager level of the provincial branches) of the Business Process Management Department of the Company from 2011 to 2018. From 2002 to 2011, she successively served as an Assistant to the General Manager and the Deputy General Manager of the Business Management Department, and the General Manager of the Customer Service Department of the Company. Ms. Yang graduated from the Computer Science Department of Jilin University in 1989, majoring in system structure with a bachelor’s degree of science, and from the School of Economics and Management of Tsinghua University in 2013 with a master’s degree in business administration for senior management.

COMPANY SECRETARY

Mr. Heng Victor Ja Wei, born in 1977, British

Mr. Heng is the managing partner of Morison Heng, Certified Public Accountants. Mr. Heng holds a Master of Science degree of the Imperial College of Science, Technology and Medicine, the University of London. Mr. Heng is a member of The Hong Kong Institute of Certified Public Accountants and a fellow of The Association of Chartered Certified Accountants. Mr. Heng has over 10 years of experience in accounting and auditing for private and public companies and financial consultancy. Mr. Heng serves as an Independent Non-executive Director of China Fire Safety Enterprise Group Limited, Lee & Man Chemical Company Limited, Matrix Holdings Limited, Best Food Holding Company Limited and SCUD Group Limited, all of which are listed on the main board of the HKSE.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

II.	POSITIONS HELD BY CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN SHAREHOLDERS OF THE COMPANY

Name	Name of shareholder	Position	Term
Yang Mingsheng	China Life Insurance (Group) Company	Chairman	Since March

2012 Yuan Changqing	China Life Insurance (Group) Company	Vice Chairman, President	Since May 2017

Liu Huimin	China Life Insurance (Group) Company	Vice President	Since September

2013 Yin Zhaojun	China Life Insurance (Group) Company	Vice President	Since October 2016

Luo Zhaohui	China Life Insurance (Group) Company	Deputy General Manager of Strategic Planning Department	Since July 2016

III.	REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	Decision-making procedures for the remuneration of Directors, Supervisors and senior management: The remuneration of Directors and Supervisors shall be approved by shareholders at general meetings, whereas the remuneration of senior management shall be approved by the Board of Directors.

2.	Basis for determination of the remuneration of Directors, Supervisors and senior management: The remuneration of Directors, Supervisors and senior management are determined based on the operating results of the Company and the performance appraisal conducted by the Board of Directors, and in accordance with the measures for the administration of remunerations of the Company.

3.	Actual payment of remuneration to Directors, Supervisors and senior management: During the Reporting Period, the remuneration actually received by all Directors, Supervisors and senior management (including the resigned Directors, Supervisors and senior management) from the Company totaled RMB18.1971 million. In accordance with the relevant requirements of the measures for the administration of remuneration of the Company, the standard for performance-based bonus (as part of the compensation) payable to Directors, Supervisors and senior management of the Company in 2017 has not yet been determined.

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

IV.	EMPLOYEES

(I)	Employees

Number of employees of the Company	100,920
Number of employees of the Company’s major subsidiaries	1,377
Employees in total	102,297
Retired employees of the Company and its major subsidiaries for which extra costs have to be incurred	14

As at the end of the Reporting Period, the composition of the employees of the Company and its major subsidiaries is as follows:

1.	Structure of Expertise

Class of Expertise	Number of Employees

Management and administration	22,307
Sales and sales management	38,859
Finance and auditing	5,122
Insurance verification, claim processing and customer services	27,960
Other expertise and technicians	4,106
Others	3,943

Total	102,297

China Life Insurance Company Limited    Annual Report 2017

Directors, Supervisors, Senior Management and Employees

2.	Education Level

Education Level	Number of Employees

Master or above	4,219
Bachelor	59,810
College Diploma	31,861
Secondary School	2,347
Others	4,060

Total	102,297

(II)	Remuneration Policy for Employees

The Company has established a remuneration and incentive system with reference to employee’s positions, the Company’s performance and market conditions.

(III)	Training Plans

Adhering to the philosophy of “people-oriented and both capability and integrity being equally important”, the Company has been promoting the unity between the growth of the Company and its employees in a harmonious way. In 2017, the Company implemented the work requirements of “close to the frontline, close to the practice and adapt to the era” in great depth, and pushed forward employees’ trainings to local branches and frontline business management teams for further in-depth development under the direction of its “speedy development, transformation and upgrade, and risk prevention and control” strategy. The Company also strengthened training supports for its key personnel (including local management teams, sales management teams and key personnel in all professional sectors), and focused on personnel reserve and education of companies at all levels, thus facilitating the transformation of training results into operating performance. The Company actively broadened its horizon for trainings, enriched training methods, injected training resources and introduced advanced training technologies, which constantly improved the training system for the entire career development of employees. Through the implementation of a series of training programs with prominent themes and clear objectives, the Company effectively promoted its relevant work in business development, team building, cultural cultivation, service improvement, efficiency optimization and risk prevention in 2017.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

I.	OVERVIEW OF CORPORATE GOVERNANCE

The Company implements good corporate governance policies and strongly believes that through fostering sound corporate governance, further enhancing its transparency and establishing effective system of accountability, the Company can operate in a more systematic manner, make decisions in a more scientific way, and boost the confidence of investors.

(Corporate Governance Structure Chart)

With the establishment of a corporate governance system with reasonably designed structure, well-developed mechanism, strict rules and regulations, as well as high efficiency in operation as its core objectives, the Company continues to promote development of its corporate governance framework, strictly perform its obligation of information disclosure, enhance its transparency and actively serve the interest of public investors so as to enhance its image and position in the capital market.

1.	The Company has set up a corporate governance structure with well-defined duties and responsibilities strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC. The corporate governance structure of the Company generally meets the regulatory requirements of its listed jurisdictions and the relevant provisions. The Company has carried out its corporate governance procedures strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC, as well as the requirements of its Articles of Association and procedural rules. Shareholders’ general meetings, Board meetings and Supervisory Committee meetings of the Company have been functioning independently and coordinately.

2.	In accordance with the regulatory requirements of its listed jurisdictions and the relevant provisions of its Articles of Association, the Company has continuously improved the decision-making mechanism of the Board. The Board is accountable to shareholders of the Company with respect to the assets and resources entrusted to it by the shareholders, and performs its duties on corporate governance. All members of the Board have taken initiatives to look into the Company’s affairs and have had a comprehensive understanding of the Company’s businesses. They have devoted sufficient time in performing their duties as Directors with due care and in a diligent and efficient manner. By setting up mechanisms including regular reporting of business development strategies and marketing tactics, the management of the Company can periodically report the business operation, development strategies and marketing tactics to the Board, which provides a basis for the Board’s decision-making.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

3.	The Company has actively promoted the establishment of corporate governance, continuously improved its corporate governance structure and enhanced its scientific decision-making ability. In order to improve the decision-making efficiency of the specialized Board committees, the Board has established four specialized Board committees, i.e. the Audit Committee, the Nomination and Remuneration Committee, the Risk Management Committee, and the Strategy and Investment Decision Committee. These specialized Board committees conduct studies on specific matters, hold meetings on both regular and ad-hoc basis, communicate with the management, provide advice and recommendations for the Board’s consideration, and deal with matters entrusted or authorized by the Board, for the purpose of improving the Board’s efficiency and intensifying the Board’s functions.

4.	The Supervisory Committee of the Company has carried out its work and performed its duties in accordance with the Articles of Association and the “Procedural Rules for Supervisory Committee Meetings”. Members of the Supervisory Committee attended the shareholders’ general meetings and the Supervisory Committee meetings, participated in the Board meetings and the meetings of the specialized Board committees based on their work allocation, and conducted investigations on local branches to have an in-depth understanding of the implementation of the decisions made by the Board, so as to diligently perform their role of supervision.

5.	The Company carried out the procedures relating to the resignation, retirement and appointment of Directors, Supervisors and senior management in compliance with the regulatory requirements of its listed jurisdictions and the provisions of its Articles of Association. Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade resigned from the Board due to adjustment of work arrangements. Mr. Zhan Zhong and Mr. Li Guodong resigned from their positions as Employee Representative Supervisors due to adjustment of work arrangements. The Board considered and approved the proposals in relation to the nomination of Mr. Li Mingguang as the Board Secretary of the Company, nomination of Mr. Zhao Peng as an Assistant to the President of the Company, nomination of Mr. Zhan Zhong as the Marketing Director of the Company, nomination of Mr. Zhao Peng as the Vice President of the Company, nomination of Mr. Ruan Qi as the Vice President of the Company and nomination of Ms. Yang Hong as the Operation Director of the Company. Following the election at the 2016 Annual General Meeting of the Company and upon the approval by the CIRC, the appointment of Mr. Liu Huimin and Mr. Yin Zhaojun as Directors of the Company became effective from 31 July 2017. Following the election at the First Extraordinary General Meeting 2017 and upon the approval by the CIRC, the appointment of Mr. Yuan Changqing as a Director and Mr. Luo Zhaohui as a Supervisor became effective from 11 February 2018. Following the election at the Sixth Extraordinary Meeting of the Second Session of the Employee Representative Meeting of the Company and upon the approval by the CIRC, the appointment of Mr. Song Ping as a Supervisor of the Company became effective from 15 March 2018.

6.	The Company has made information disclosure in a timely, open and transparent manner pursuant to the requirements of the listing rules of its listed jurisdictions. The Company has continuously improved its management of investor relations and enhanced its communication with investors in both form and substance, thus ensuring that all shareholders enjoy equal rights and have access to information about the Company in an open, fair, true and accurate manner.

7.	The Board and the Supervisory Committee of the Company have conducted extensive investigation and research activities. The members of the Board subsequently carried out investigation and research on China Guangfa Bank Co., Ltd. (“CGB”) and local branches of the Company in Guizhou Province for the purpose of understanding the operation of the local branches and their implementation of decisions of the Board and the management. The members of the Supervisory Committee carried out investigation and research on local branches of the Company in Guangxi Zhuang Autonomous Region for the purpose of examining the effectiveness of the implementation of decisions of the Board and the management, which thus enhanced the legal compliance and risk prevention of the Company in a practical manner.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

8.	The Company has actively organized Directors and Supervisors to attend various training courses and examinations. All Independent Directors of the Company attended internal training courses on the business development and the regulations on the connected transactions of the Company as organized by the departments of the Company such as the Strategy and Marketing Department and the Legal and Compliance Department. Pursuant to the regulatory requirements of the CIRC, all Directors and Supervisors attended training programs on anti-money laundering. The members of the Supervisory Committee attended the seminar of 2017 for the chairmen of the supervisory committees of listed companies as organized by China Association for Public Companies and special training courses of 2017 for directors and supervisors of listed companies within the territory of Beijing as organized by the Listed Companies Association of Beijing, etc. The new Directors and Supervisors of the Company sat for the examinations of the CIRC regarding the approval of qualifications of new directors, supervisors and senior management officers of insurance institutions as organized by the CIRC. They attended training courses for a total of 11 person-times.

9.	During the Reporting Period, the Company was named by the CIRC as a “high-quality” company in its corporate governance on-site evaluation. It also won the “Hong Kong Corporate Governance Excellence Award (Main Board Companies – Hang Seng Composite Index Constituent Companies)” in the “Hong Kong Corporate Governance Excellence Awards 2017” jointly organized by the Chamber of Hong Kong Listed Companies and the Centre for Corporate Governance and Financial Policy, Hong Kong Baptist University.

II.	SHAREHOLDERS’ GENERAL MEETING

The shareholders’ general meeting, as an organ of the highest authority of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Non-employee Representative Supervisors, review and approval of the reports of the Board and the Supervisory Committee, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the shareholders’ general meeting. The Company ensures that all shareholders are equally treated so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.

1.	Shareholders’ general meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions

2016 Annual General Meeting	31 May 2017	http://www.sse.com.cn http://www.hkexnews.hk http:// www.e-chinalife.com	31 May 2017
First Extraordinary General Meeting 2017	20 December 2017	http://www.sse.com.cn http://www.hkexnews.hk http:// www.e-chinalife.com	20 December 2017

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

Eleven proposals including: the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2016”, the “Proposal in relation to the Report of the Supervisory Committee of the Company for the Year 2016”, the “Proposal in relation to the Financial Report of the Company for the Year 2016”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2016”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, the “Proposal in relation to the Election of Mr. Liu Huimin as a Non-executive Director of the Fifth Session of the Board of Directors of the Company”, the “Proposal in relation to the Election of Mr. Yin Zhaojun as a Non-executive Director of the Fifth Session of the Board of Directors of the Company”, the “Proposal in relation to the Remuneration of Auditors of the Company for the Year 2016 and the Appointment of Auditors of the Company for the Year 2017”, the “Proposal in relation to the ‘Framework Agreement for Daily Connected Transactions’ between the Company and Chongqing International Trust Inc.”, the “Proposal in relation to the ‘Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds’ between the Company and China Life Investment Holding Company Limited” and the “Proposal in relation to the General Mandate for the Issuance of H Shares by the Company”, etc. were considered and approved by a combination of on-site and online voting, and the “Duty Report of the Independent Directors of the Fifth Session of the Board of Directors of the Company for the Year 2016” and the “Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System of the Company for the Year 2016” were received and reviewed at the 2016 Annual General Meeting held in Beijing on 31 May 2017.

Two proposals including: the “Proposal in relation to the Election of Mr. Yuan Changqing as a Non-executive Director of the Fifth Session of the Board of Directors of the Company” and the “Proposal in relation to the Election of Mr. Luo Zhaohui as a Non-employee Representative Supervisor of the Fifth Session of the Supervisory Committee of the Company” were considered and approved by a combination of on-site and online voting at the First Extraordinary General Meeting 2017 held in Beijing on 20 December 2017.

2.	Attendance records of Directors at the shareholders’ general meetings convened during the Reporting Period:

Name of Director	Type of Director	Number of shareholders’ general meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony	Number of meetings attended by proxies	Number of meetings absent	Attendance rate
Yang Mingsheng	Executive Director	2	0	0	0	2	0
Lin Dairen	Executive Director	2	2	0	0	0	100%
Xu Hengping	Executive Director	2	1	0	0	1	50%
Xu Haifeng	Executive Director	2	1	0	0	1	50%
Wang Sidong	Non-executive Director	2	0	0	0	2	0
Liu Huimin	Non-executive Director	1	0	0	0	1	0
Yin Zhaojun	Non-executive Director	1	1	0	0	0	100%
Chang Tso Tung Stephen	Independent Director	2	2	0	0	0	100%
Robinson Drake Pike	Independent Director	2	1	0	0	1	50%
Tang Xin	Independent Director	2	2	0	0	0	100%
Leung Oi-Sie Elsie	Independent Director	2	1	0	0	1	50%

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

Attendance records of the resigned Directors at the shareholders’ general meetings convened during the Reporting Period:

Name of Director	Type of Director	Number of shareholders’ general meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony	Number of meetings attended by proxies	Number of meetings absent	Attendance rate
Miao Jianmin	Non-executive Director	0	0	0	0	0	0
Liu Jiade	Non-executive Director	1	0	0	0	1	0

III.	BOARD

The Board is the standing decision-making body of the Company and its main duties include: performing the function of corporate governance of the Company, convening shareholders’ general meetings, implementing resolutions passed at such meetings, improving the Company’s corporate governance policies, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies, annual budgets and financial reports, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, arranging for Directors and senior management to attend various training courses, attaching importance to the enhancement of their professional quality, reviewing the compliance policies of the Company, assessing the internal control systems of the Company and reviewing the compliance by the Company with the Corporate Governance Code. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regularly attending meetings of the Board and the specialized Board committees of which they are members, providing opinions at meetings of the Board and the specialized Board committees, resolving any potential conflict of interest, serving on the Audit Committee, the Nomination and Remuneration Committee and other specialized Board committees, and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and reports to them.

Currently, the Board comprises eleven members, including four Executive Directors, three Non-executive Directors and four Independent Directors. The number of Independent Directors complies with the minimum requirement of three Independent Directors and the requirement that at least one-third of the Board be represented by Independent Directors under the Listing Rules of the HKSE. All members of the Board have devoted sufficient time in dealing with the affairs of the Board and attended the relevant training courses organized by external regulatory authorities and the Company according to regulatory requirements. They have referred to regulatory documents on a regular basis so as to keep themselves informed of the regulatory development in a timely manner. The Company has purchased director’s liability insurances for its Directors, which provide protection to Directors for liabilities that might arise in the course of their performance of duties according to law and facilitate Directors to fully perform their duties. So far as the Company is aware, no financial, business, family or other material relationship exists among members of the Board, the Supervisory Committee or the senior management (including between the Chairman of the Board, Mr. Yang Mingsheng, and the President of the Company, Mr. Lin Dairen).

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

In 2017, Independent Directors of the Company possessed extensive experience in various fields, such as macro-economics, finance and insurance, legal compliance, accounting and auditing. The Company also complies with the requirement of the Listing Rules of the HKSE that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules of the SSE and the HKSE, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence, and the Company is of the opinion that all of the Independent Directors are independent of the Company and strictly perform their duties as Independent Directors. Pursuant to the Articles of Association, Directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term. However, Independent Directors may not serve for more than six years.

Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened at least four times a year for the examination and approval of proposals, such as annual report, interim report, quarterly reports, related financial reports, and major business operations of the year. Meetings are convened by the Chairman of the Board and a notice is given to all Directors 14 days before such meetings. Agendas and related documents are sent to the Directors at least three days prior to such meetings. In 2017, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements. By fully reviewing all the relevant proposals, the Board has confirmed that the information contained in its periodic reports and financial reports is true, accurate and complete and contains no false representations, misleading statements or material omissions, and no event or situation which would have material adverse impacts on the Company’s ongoing operation has been found.

Regular Board meetings are held mainly to review the quarterly, interim or annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one-third of the total number of Directors, the Supervisory Committee, more than two Independent Directors, the Chairman of the Board or the President of the Company. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approve such resolution by signing the resolution in writing, the ad-hoc Board meeting need not be physically convened and such resolution in writing shall become an effective resolution.

If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting right on the matter to be considered and shall not be counted in the quorum for the Board meeting. All Directors shall have access to the advice and services of the Board Secretary and the Company Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and comment upon by Directors.

Currently, the fifth session of the Board comprises the following members: Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng, all being Executive Directors, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun, all being Non-executive Directors, and Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie, all being Independent Directors, with Mr. Yang Mingsheng as the Chairman of the Board. Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade resigned from their positions as Directors due to adjustment of work arrangements.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

During 2017, all Independent Directors of the Company attended internal training on the business development and the regulations on the connected transactions of the Company as organized by the departments of the Company such as the Strategy and Marketing Department and the Legal and Compliance Department. Pursuant to the regulatory requirements of the CIRC, all members of the Board attended training programs on anti-money laundering for the purpose of understanding the latest anti-money laundering rules and regulations and the Company’s work on anti-money laundering, and enhancing the capability of Directors to safeguard against the risk of money laundering.

1.	Meetings and attendance

In 2017, six regular Board meetings were held by the fifth session of the Board, all of which were physical meetings. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony		Number of meetings attended by proxies		Number of meetings absent	Attendance rate	Whether the Directors failed to attend two consecutive meetings in person

Yang Mingsheng	Executive Director	6	3	0		3	Note 1	0	50%	No
Lin Dairen	Executive Director	6	6	0		0		0	100%	No
Xu Hengping	Executive Director	6	4	0		2	Note 2	0	67%	No
Xu Haifeng	Executive Director	6	5	0		1	Note 3	0	83%	No
Wang Sidong	Non-executive Director	6	3	1	Note 4	2	Note 5	0	67%	Yes
Liu Huimin	Non-executive Director	3	3	0		0		0	100%	No
Yin Zhaojun	Non-executive Director	3	2	0		1	Note 6	0	67%	No
Chang Tso Tung Stephen	Independent Director	6	4	2	Note 7	0		0	100%	No
Robinson Drake Pike	Independent Director	6	5	0		1	Note 8	0	83%	No
Tang Xin	Independent Director	6	6	0		0		0	100%	No
Leung Oi-Sie Elsie	Independent Director	6	5	1	Note 9	0		0	100%	No

Notes:

1.	At the eleventh meeting of the fifth session of the Board held on 23 March 2017, Mr. Yang Mingsheng, the Chairman of the Board, gave written authorisation for Mr. Lin Dairen to act as his proxy to attend, vote at and chair the meeting; at the thirteenth meeting of the fifth session of the Board held on 14 July 2017, Mr. Yang Mingsheng, the Chairman of the Board, gave written authorisation for Mr. Lin Dairen to act as his proxy to attend, vote at and chair the meeting; at the sixteenth meeting of the fifth session of the Board held on 19 December 2017, Mr. Yang Mingsheng, the Chairman of the Board, gave written authorisation for Mr. Lin Dairen to act as his proxy to attend, vote at and chair the meeting.
2.	At the eleventh meeting of the fifth session of the Board held on 23 March 2017, Mr. Xu Hengping gave written authorisation for Mr. Xu Haifeng to act as his proxy to attend and vote at the meeting; at the fifteenth meeting of the fifth session of the Board held on 26 October 2017, Mr. Xu Hengping gave written authorisation for Mr. Xu Haifeng to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

3.	At the thirteenth meeting of the fifth session of the Board held on 14 July 2017, Mr. Xu Haifeng gave written authorisation for Mr. Xu Hengping to act as his proxy to attend and vote at the meeting.
4.	At the thirteenth meeting of the fifth session of the Board held on 14 July 2017, Mr. Wang Sidong attended the meeting by telephony.
5.	At the eleventh meeting of the fifth session of the Board held on 23 March 2017, Mr. Wang Sidong gave written authorisation for Mr. Miao Jianmin to act as his proxy to attend and vote at the meeting; at the twelfth meeting of the fifth session of the Board held on 27 April 2017, Mr. Wang Sidong gave written authorisation for Mr. Chang Tso Tung Stephen to act as his proxy to attend and vote at the meeting.
6.	At the fifteenth meeting of the fifth session of the Board held on 26 October 2017, Mr. Yin Zhaojun gave written authorisation for Mr. Liu Huimin to act as his proxy to attend and vote at the meeting.
7.	At the thirteenth meeting of the fifth session of the Board held on 14 July 2017, Mr. Chang Tso Tung Stephen attended the meeting by telephony; at the fourteenth meeting of the fifth session of the Board held on 24 August 2017, Mr. Chang Tso Tung Stephen attended the meeting by telephony.
8.	At the thirteenth meeting of the fifth session of the Board held on 14 July 2017, Mr. Robinson Drake Pike gave written authorisation for Mr. Tang Xin to act as his proxy to attend and vote at the meeting.
9.	At the thirteenth meeting of the fifth session of the Board held on 14 July 2017, Ms. Leung Oi-Sie Elsie attended the meeting by telephony.

In 2017, the attendance records of the resigned Directors at the Board Meetings are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony		Number of meetings attended by proxies		Number of meetings absent	Attendance rate	Whether the Director failed to attend two consecutive meetings in person

Miao Jianmin	Non-executive Director	1	1	0		0		0	100%	No
Liu Jiade	Non-executive Director	3	0	1	Note 1	2	Note 2	0	33%	Yes

Notes:

1.	At the eleventh meeting of the fifth session of the Board held on 23 March 2017, Mr. Liu Jiade attended the meeting by telephony.
2.	At the twelfth meeting of the fifth session of the Board held on 27 April 2017, Mr. Liu Jiade gave written authorisation for Mr. Xu Hengping to act as his proxy to attend and vote at the meeting; at the thirteenth meeting of the fifth session of the Board held on 14 July 2017, Mr. Liu Jiade gave written authorisation for Mr. Wang Sidong to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

2.	Performance of duties by Independent Directors

In 2017, all Independent Directors of the Company possessed extensive experience in various fields, such as macro-economics, finance and insurance, legal compliance, accounting and auditing. They satisfied the criteria for Independent Directors under the regulatory rules of the Company’s listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company’s listed jurisdictions.

All Independent Directors diligently fulfilled their responsibilities and faithfully performed their duties by attending meetings of the Board and the specialized Board committees in 2017, examining and approving the Company’s business development, its financial management and connected transactions, focusing on the necessity and compliance of the Company’s connected transactions and the fairness of their pricing when reviewing the proposals in relation to the connected transactions, participating in the establishment of specialized Board committees, providing professional and constructive advice in respect of major decisions of the Company, seriously listening to the reports from relevant personnel, understanding the daily operation and any possible operational risks of the Company in a timely manner, and expressing their opinions and exercising their functions and powers at Board meetings, thus actively performing their duties as Independent Directors in an effective manner. The Board attached great importance to opinions and advice from Independent Directors, actively strengthened its communication with them and adopted their advice after careful deliberation and discussion. In 2017, the Company provided various materials to Independent Directors, which facilitated them to comprehend information associated with the insurance industry. All Independent Directors obtained information relating to the operation and management of the Company through various channels, which therefore formed the basis of their scientific and prudent decisions.

In 2017, the Independent Directors of the Company and the representatives from the external auditors (Ernst & Young Hua Ming LLP and Ernst & Young) convened one special meeting to discuss on matters including the audit for the year 2016, the annual financial reports, and the impact of the implementation of the C-ROSS on the Company, and also discussed the work relating to the audit of the Company.

From 14 to 16 February 2017, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie, all being Independent Directors of the Company, carried out investigation and research on CGB for the purpose of understanding the insurance-banking collaboration and the risk control of CGB; from 31 July to 4 August 2017, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike and Mr. Tang Xin, all being Independent Directors of the Company, carried out investigation and research on local branches of the Company in Guizhou Province for the purpose of understanding the business development, financial control, remuneration and incentive measures, and risk control of the local branches.

According to the arrangement of the Board for annual training courses, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie, all being Independent Directors of the Company, attended the internal training on the business development and the regulations on connected transactions of the Company as organized by nine departments of the Company including the Strategy and Marketing Department and the Legal and Compliance Department in Beijing from 31 May to 1 June 2017.

During the Reporting Period, no Independent Director has raised any objection against the proposals and matters considered by the Board of the Company.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

IV.	CHAIRMAN AND PRESIDENT

During the Reporting Period, Mr. Yang Mingsheng served as the Chairman of the Board of the Company. The Chairman of the Board is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending annual general meetings and arranging attendance by Chairmen of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, providing leadership for the Board to ensure that the Board works effectively and performs its responsibilities, encouraging all Directors to make a full and active contribution to the Board’s affairs, and promoting a culture of openness and debate. The Chairman of the Board is accountable to and reports to the Board. Mr. Lin Dairen was the President of the Company. The President is responsible for the day-to-day operations of the Company, including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company’s internal management structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board requests for appointment or removal of senior management officers and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully accountable to the Board for the operations of the Company.

V.	SUPERVISORY COMMITTEE

Pursuant to the Company Law and the Articles of Association, the Company has established a Supervisory Committee. The Supervisory Committee performs the following duties in accordance with the Company Law, the Articles of Association and the “Procedural Rules for Supervisory Committee Meetings”: to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management officers of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the shareholders’ general meetings when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by the Board; to propose the convening of extraordinary shareholders’ general meetings, to propose resolutions at shareholders’ general meetings and to perform any other duties under the laws, regulations and regulatory rules of the Company’s listed jurisdictions.

The Supervisory Committee consists of Non-employee Representative Supervisors, such as shareholder representatives, and Employee Representative Supervisors, of which the Employee Representative Supervisors shall not be less than one-third of the Supervisory Committee. Non-employee Representative Supervisors, such as shareholder representatives, shall be elected and removed by a shareholders’ general meeting while Employee Representative Supervisors shall be elected and removed by employees of the Company in a democratic manner.

The Supervisory Committee is accountable to the shareholders and reports its work to the shareholders’ general meeting according to relevant laws. It is also responsible for appraising the Company’s operations, financial reports, connected transactions and internal control, etc. during the Reporting Period.

Meetings of the Supervisory Committee are convened by the Chairman of the Supervisory Committee. According to the Articles of Association, the Company formulated the “Procedural Rules for Supervisory Committee Meetings” and established protocols for Supervisory Committee meetings. Supervisory Committee meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least three regular meetings each year, mainly to adopt and review financial reports and periodic reports, and examine the financial condition and internal control of the Company. Ad-hoc meetings are convened when necessary.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

The fifth session of the Supervisory Committee of the Company comprises Mr. Miao Ping, Mr. Shi Xiangming and Mr. Luo Zhaohui, all being Non-employee Representative Supervisors, Ms. Wang Cuifei and Mr. Song Ping, being Employee Representative Supervisors, with Mr. Miao Ping acting as the Chairman of the Supervisory Committee. In August 2017, Mr. Zhan Zhong resigned from his position as an Employee Representative Supervisor due to adjustment of work arrangements. Mr. Li Guodong resigned from his position as an Employee Representative Supervisor due to adjustment of work arrangements in January 2018. Ms. Xiong Junhong resigned from her position as a Non-employee Representative Supervisor due to adjustment of work arrangements in February 2018.

1.	Meetings and attendance

In 2017, five meetings were held by the fifth session of the Supervisory Committee. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended		Attendance rate

Miao Ping	5/5		100%
Shi Xiangming	4/5	Note 1	80%
Xiong Junhong	4/5	Note 2	80%
Wang Cuifei	3/5	Note 3	60%
Li Guodong	2/2		100%

Notes:

1.	At the thirteenth meeting of the fifth session of the Supervisory Committee held on 26 October 2017, Mr. Shi Xiangming gave written authorisation for Ms. Wang Cuifei to act as his proxy to attend and vote at the meeting.
2.	At the twelfth meeting of the fifth session of the Supervisory Committee held on 24 August 2017, Ms. Xiong Junhong gave written authorisation for Mr. Shi Xiangming to act as her proxy to attend and vote at the meeting.
3.	At the tenth meeting of the fifth session of the Supervisory Committee held on 23 March 2017, Ms. Wang Cuifei gave written authorisation for Mr. Zhan Zhong to act as her proxy to attend and vote at the meeting; at the fourteenth meeting of the fifth session of the Supervisory Committee held on 19 December 2017, Ms. Wang Cuifei gave written authorisation for Mr. Shi Xiangming to act as her proxy to attend and vote at the meeting.

During the Reporting Period, the attendance records of the resigned Supervisor at the Supervisory Committee Meetings are as follows:

Name of Supervisor	Number of meetings attended	Attendance rate

Zhan Zhong	2/2	100%

2.	The Supervisory Committee had no objection in respect of any matters under its supervision during the Reporting Period.

3.	Activities of the Supervisory Committee during the Reporting Period

For the activities carried out by the Supervisory Committee during the Reporting Period, please refer to the “Report of the Supervisory Committee” in this annual report.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

VI.	AUDIT COMMITTEE

The Company established its Audit Committee on 30 June 2003. In 2017, the Audit Committee comprised only Independent Directors of the Company. Currently, the Audit Committee of the fifth session of the Board comprises Mr. Robinson Drake Pike, Mr. Chang Tso Tung Stephen and Mr. Tang Xin, all being Independent Directors, with Mr. Robinson Drake Pike acting as the Chairman.

All members of the Audit Committee have extensive experience in financial matters. The principal duties of the Audit Committee are to review and supervise the preparation of the Company’s financial reports, assess the effectiveness of the Company’s internal control system, supervise the Company’s internal audit system and its implementation, and recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors and the establishment of the internal reporting mechanism of the Company.

1.	Meetings and attendance

In 2017, four regular meetings were held by the Audit Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Robinson Drake Pike	Independent Director, Chairman of the Audit Committee of the fifth session of the Board	4/4		100%
Chang Tso Tung Stephen	Independent Director, member of the Audit Committee of the fifth session of the Board	4/4	Note	100%
Tang Xin	Independent Director, member of the Audit Committee of the fifth session of the Board	4/4		100%

Note:	At the eleventh meeting of the Audit Committee of the fifth session of the Board held on 24 August 2017, Mr. Chang Tso Tung Stephen attended the meeting by telephony.

2.	Performance of duties by the Audit Committee

In 2017, the Audit Committee performed its relevant duties and functions in strict compliance with the “Procedural Rules for Audit Committee Meetings”. All members of the Audit Committee performed their obligations in a responsible manner and reviewed the proposals in relation to the audit of the Company, its financial reports, connected transactions, internal control and legal compliance. During meetings of the Audit Committee, all members actively participated in discussions and gave guiding opinions on proposals considered and discussed at the meetings.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

(1)	Reviewing and approving financial reports. The Audit Committee, according to its duties, reviewed and approved annual, interim and quarterly financial reports. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard. By reviewing and monitoring the completeness of financial reports, annual report and accounts, interim report and quarterly reports of the Company, and examining significant matters such as financial statements and reports, the Audit Committee guaranteed the accuracy and completeness of the financial information disclosed by the Company and the consistency of its financial reports. Prior to the audit conducted by the accounting firm and the review of the annual report, the Audit Committee communicated the relevant situations with the auditors and listened to the report in connection with the arrangement of the audit. After a preliminary opinion on audit was issued by the accounting firm, the Audit Committee commenced in-depth communications with it so as to understand whether there were any issues arising during the audit.

(2)	Reviewing connected transactions. In 2017, the Audit Committee reviewed the “Proposal in relation to the ‘Framework Agreement for Daily Connected Transactions’ between the Company and Chongqing International Trust Inc.”, and the “Proposal in relation to the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds between the Company and China Life Investment Holding Company Limited”, and submitted them to the Board and shareholders’ general meeting for approval; and listened to the report on the list of connected parties of the Company on a regular basis. The Audit Committee reviewed the audit report on connected transactions for conscientious implementation of laws and regulations with respect to connected transactions. The Company entered into written agreements in respect of all new connected transactions, the formalities of which were fully completed. The contents of the agreements were in compliance with law, and their approval and disclosure procedures were in compliance with the regulatory requirements. Hence, the Company better performed its obligations as a listed company pursuant to the regulatory requirements of its listed jurisdictions.

(3)	Assessing the work of and strengthening communications with external auditors. Besides regular meetings, the Audit Committee convened communication meetings in advance with the relevant departments of the Company and external auditors for several times so as to discuss the annual audit plan of the Company, determine the service scope of the annual audit, listen to the report given by the auditors with respect to the results of the audit on and review of periodic financial reports of the Company, and review the work arrangement for the selection and engagement of auditors for the years from 2018 to 2020. Through communications, the Audit Committee enhanced the effectiveness of the internal control of the Company and further supervised the performance of duties by the external auditors in a diligent and responsible way.

(4)	Assessing the effectiveness of internal control and monitoring the operation of the Company to be in compliance with law. The Audit Committee provided guidance to the Company on the management of internal control, devised the working plan for internal control assessment, reviewed the work report on assessment of internal control, and inspected the rectification of problems identified in the internal control pursuant to Section 404 of the U.S. Sarbanes-Oxley Act. The Audit Committee earnestly performed its duties and responsibilities and monitored the Company to carry out its work in compliance with laws and regulations pursuant to the relevant requirements of the CIRC, the SSE and the HKSE. As required by its duties and responsibilities, the Audit Committee reviewed the annual and half-year compliance reports of the Company to ensure that its work was conducted strictly according to the relevant regulatory requirements in a reasonable and efficient manner.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

(5)	Examining the internal audit functions of the Company. The Audit Committee reviewed proposals including the “Proposal on the 2016 Internal Audit Summary and the 2017 Internal Audit Work Plan and Budget of the Costs of the Company” and the “Proposal on the Internal Audit Summary for the First Half of 2017 and the Internal Audit Work Plan for the Second Half of 2017”, in order to facilitate the communication between the Company’s internal audit department and the independent auditors, and confirmed that the Company’s internal audit function was effective.

(6)	Conducting investigation and research of local branches. From 14 to 16 February 2017, Mr. Robinson Drake Pike, the Chairman of the Audit Committee, and Mr. Tang Xin, a member of the Audit Committee, carried out investigation and research on CGB for the purpose of understanding the insurance-banking collaboration. From 31 July to 4 August 2017, Mr. Robinson Drake Pike, the Chairman of the Audit Committee, together with Mr. Chang Tso Tung Stephen and Mr. Tang Xin, members of the Audit Committee, carried out investigation and research on local branches of the Company in Guizhou Province for the purpose of reviewing the financial control and internal control system of the local branches, including the implementation of the recommendations given by the internal audit department of the Company and the external independent auditors in the local branches at different levels.

VII.	NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. Currently, the Nomination and Remuneration Committee of the fifth session of the Board comprises Mr. Chang Tso Tung Stephen and Mr. Robinson Drake Pike, the Independent Directors, and Mr. Yuan Changqing, a Non-executive Director, with Mr. Chang Tso Tung Stephen acting as the Chairman. In April 2017, Mr. Miao Jianmin resigned from his position as a member of the Nomination and Remuneration Committee of the fifth session of the Board due to adjustment of work arrangements, and Mr. Wang Sidong was appointed as a member of the Nomination and Remuneration Committee. In January 2018, Mr. Wang Sidong resigned from his position as a member of the Nomination and Remuneration Committee of the fifth session of the Board due to adjustment of work arrangements.

The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, its number of members and composition and drawing up plans for the appointment, succession and appraisal criteria of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company. The Nomination and Remuneration Committee, as an advisor to the Board on the nomination of Directors, shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates’ appointments should be proposed for approval at the shareholders’ general meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates’ commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will give special consideration to the independence of the relevant candidates.

The Nomination and Remuneration Committee determines, with delegated responsibility, the remuneration packages of all Executive Directors and senior management officers. The fixed salary of the Executive Directors and other members of senior management are determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors’ fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

1.	Meetings and attendance

In 2017, four regular meetings were held by the Nomination and Remuneration Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Chang Tso Tung Stephen	Independent Director, Chairman of the Nomination and Remuneration Committee of the fifth session of the Board	4/4	Note	100%
Robinson Drake Pike	Independent Director, member of the Nomination and Remuneration Committee of the fifth session of the Board	4/4		100%
Wang Sidong	Non-executive Director, member of the Nomination and Remuneration Committee of the fifth session of the Board	3/3		100%

Note:	At the tenth meeting of the Nomination and Remuneration Committee of the fifth session of the Board held on 24 August 2017, Mr. Chang Tso Tung Stephen attend the meeting by telephony.

In 2017, the attendance records of the resigned Director at the Nomination and Remuneration Committee Meetings are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Miao Jianmin	Non-executive Director, member of the Nomination and Remuneration Committee of the fifth session of the Board	1/1	100%

2.	Performance of duties by the Nomination and Remuneration Committee

In 2017, the Nomination and Remuneration Committee performed its relevant duties and functions in strict compliance with the “Procedural Rules for Nomination and Remuneration Committee Meetings”. All members of the Nomination and Remuneration Committee performed their obligations in a responsible manner and reviewed the proposals on the candidates for Directors, nomination of senior management officers, business objectives and appraisal results, the remuneration of Directors, Supervisors and senior management, and the report on the duty performance of the Audit Committee and the Nomination and Remuneration Committee. During meetings of the Nomination and Remuneration Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

(1)	Proposed appointment of Directors and senior management officers of the Company. In accordance with the “Procedural Rules for Nomination and Remuneration Committee Meetings” and the Board diversity policy, the Nomination and Remuneration Committee carefully reviewed the structure of the Board, its number of members and composition (taking into account diversity factors, including gender, age, cultural and educational background, skills, knowledge and experience), fully reviewed the professional qualifications and industrial background of the candidates for Directors, examined and approved the proposal in relation to the nomination of Mr. Yuan Changqing as a Non-executive Director of the fifth session of the Board of Directors of the Company and submitted the opinions in relation thereto to the Board, conducted a careful assessment on the qualifications, skills, knowledge and experience of candidates for senior management officers to ensure that the candidates meet the requirements set by the Company, examined and approved the proposals in relation to the nomination of Mr. Li Mingguang as the Board Secretary of the Company, nomination of Mr. Zhao Peng as an Assistant to the President of the Company, nomination of Mr. Zhan Zhong as the Marketing Director of the Company and nomination of Ms. Zhang Jun as the responsible person of the Company for audit, etc, and submitted a review opinion to the Board.

(2)	Proposed remuneration policy of Directors, Supervisors and senior management officers of the Company. The Nomination and Remuneration Committee took into account various factors such as business development management, strategic investment decisions, and corporate governance management and control, carefully examined and determined the specific remuneration packages of all Executive Directors and senior management officers, approved the terms of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors and pushed forward the signing of service contracts between the Company and all Directors, defined the rights, obligations and remunerations of Directors, and seriously appraised the performance of Directors in the discharge of their duties.

(3)	Carrying out the performance appraisal of senior management officers. The Nomination and Remuneration Committee reviewed the “Proposal on the Remuneration of Directors and Supervisors of the Company”, the “Proposal on the Remuneration of Senior Management Officers of the Company”, the “Proposal on the Results of Performance Appraisal of Senior Management Officers for 2016” and the “Proposal on the Performance Target Contract of Senior Management Officers for 2017”, and made recommendations to the Board in respect of matters such as the determination of performance target, performance appraisal procedures and results.

(4)	Conducting investigation and research on local branches. From 14 to 16 February 2017, Mr. Robinson Drake Pike, a member of the Nomination and Remuneration Committee, carried out investigation and research on CGB for the purpose of understanding the remuneration and incentive system of CGB. From 31 July to 4 August 2017, Mr. Chang Tso Tung Stephen, the chairman of the Nomination and Remuneration Committee, and Mr. Robinson Drake Pike, a member of the Nomination and Remuneration Committee, carried out investigation and research on local branches of the Company in Guizhou Province for the purpose of understanding the remuneration standard and appraisal incentive measures of the local branches and their sub-branches.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

VIII.	RISK MANAGEMENT COMMITTEE

The Company established its Risk Management Committee on 30 June 2003. Currently, the Risk Management Committee of the fifth session of the Board comprises Ms. Leung Oi-Sie Elsie, an Independent Director, Mr. Xu Hengping, an Executive Director, and Mr. Liu Huimin and Mr. Yin Zhaojun, the Non-executive Directors, with Ms. Leung Oi-Sie Elsie acting as the Chairperson. In August 2017, Mr. Liu Jiade resigned from his position as a member of the Risk Management Committee of the fifth session of the Board due to adjustment of work arrangements.

The Risk Management Committee is mainly responsible for formulating the Company’s system of risk control benchmarks, discussing with the management and assisting them in establishing well-developed risk management and internal control systems, examining and reviewing the Company’s risk preference and risk tolerance, formulating the Company’s risk management policy, reviewing the assessment reports in relation to the Company’s risk management and internal control, studying major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and the management’s response to these findings, and dealing with major risk emergency events or crisis events or major disagreement in risk management.

1.	Meetings and attendance

In 2017, five regular meetings were held by the Risk Management Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Leung Oi-Sie Elsie	Independent Director, Chairperson of the Risk Management Committee of the fifth session of the Board	5/5		100%
Xu Hengping	Executive Director, member of the Risk Management Committee of the fifth session of the Board	3/5	Note 1	60%
Liu Huimin	Non-executive Director, member of the Risk Management Committee of the fifth session of the Board	3/3		100%
Yin Zhaojun	Non-executive Director, member of the Risk Management Committee of the fifth session of the Board	2/3	Note 2	67%

Notes:

1.	At the sixth meeting of the Risk Management Committee of the fifth session of the Board held on 22 March 2017, Mr. Xu Hengping gave written authorisation for Ms. Leung Oi-Sie Elsie to act as his proxy to attend and vote at the meeting; at the ninth meeting of the Risk Management Committee of the fifth session of the Board held on 26 October 2017, Mr. Xu Hengping gave written authorisation for Ms. Leung Oi-Sie Elsie to act as his proxy to attend and vote at the meeting;

2.	At the ninth meeting of the Risk Management Committee of the fifth session of the Board held on 26 October 2017, Mr. Yin Zhaojun gave written authorisation for Mr. Liu Huimin to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

In 2017, attendance records of the resigned Director at the Risk Management Committee meetings are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Liu Jiade	Non-executive Director, member of the Risk Management Committee of the fifth session of the Board	1/2	Note	50%

Note:	At the seventh meeting of the Risk Management Committee of the fifth session of the Board held on 26 April 2017, Mr. Liu Jiade gave written authorisation for Mr. Xu Hengping to act as his proxy to attend and vote at the meeting.

2.	Performance of duties by the Risk Management Committee

In 2017, the Risk Management Committee performed its duties and functions in strict compliance with the “Procedural Rules for Risk Management Committee Meetings”. All members performed their obligations in a responsible manner and reviewed the proposals in relation to the internal control system of the Company, risk management and construction in compliance with law. During meetings of the Risk Management Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

(1)	Reviewing the risk analysis on major matters concerning the business operation and management of the Company. In 2017, the Risk Management Committee reviewed the risk analysis on major matters concerning the business operation and management of the Company, reviewed and approved the “Proposal in relation to the Financial Budget of the Company for the Year 2018”, the “Proposal in relation to the Risk Analysis on the Investment Plan of the Company for the Year 2018” and the “Proposal in relation to the Risk Compliance Analysis on the ‘Strategic Asset Allocation Plan of the Company for the Years from 2018 to 2020’” and gave guiding opinions on risk control for major matters concerning the business operation and management of the Company such as the financial budget of the Company for the year 2018 and the investment plan of the Company for the year 2018 in accordance with the regulatory requirements of the CIRC on C-ROSS.

(2)	Providing its opinions for the review of the proposals on risk management to the Board. In 2017, the Risk Management Committee closely monitored and controlled and effectively prevented internal and external risks of the Company, assisted the Board in improving an internal control system of the Company, formulated an operational risk management policy of the Company, and reviewed the assessment reports on business risk and internal control of the Company according to the regulatory requirements in the PRC and overseas. The Risk Management Committee provided its opinions for the review of the proposals on risk management such as the work summary on anti-money laundering for the year 2016 and the work plan for the year 2017, the report on the rectification of issues identified during the anti-money laundering on-site enforcement inspection of the Company for the year 2016 and the rectification plan in relation thereto, the statement of the Company on risk preference for the year 2017, and the audit report on the solvency risk management system of the Company for the year 2017, which offered professional support to the Board’s decision-making in a scientific manner.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

(3)	Receiving the report on the prevention against and control over misleading sales practices for the year 2017. In 2017, the Risk Management Committee received and reviewed the “Report on the Prevention Against and Control Over Misleading Sales Practices for the Year 2017” and gave guiding opinions on the commencement of anti-money laundering rectification measures by the Company in accordance with the regulatory authorities for the purpose of enhancing the Company’ sales service level, improving its reputation and social image and further strengthening the risk control over misleading sales practices.

(4)	Conducting investigation and research on local branches. From 14 to 16 February 2017, Ms. Leung Oi- Sie Elsie, the chairperson of the Risk Management Committee, carried out investigation and research on CGB and received a special report given by Mr. Liu Jiade, the president of CGB, in respect of the current development and future plan for the purpose of understanding the risk control of CGB. She also made an on-site visit to Nanhai Financial Center of CGB and studied major investigation findings on risk management and internal control matters and the management’s response to these findings.

IX.	STRATEGY AND INVESTMENT DECISION COMMITTEE

The Company established the Strategy Committee on 30 June 2003. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board. Currently, the Strategy and Investment Decision Committee of the fifth session of the Board comprises Mr. Tang Xin and Ms. Leung Oi-Sie Elsie, the Independent Directors, Mr. Lin Dairen and Mr. Xu Haifeng, the Executive Directors, with Mr. Tang Xin acting as the Chairman.

The Strategy and Investment Decision Committee is mainly responsible for the drawing-up of long-term development strategies and significant investment or financing plans of the Company, proposing significant projects of capital operation and assets management, and conducting studies and making recommendations on other important matters affecting the development of the Company.

1.	Meetings and attendance

In 2017, five regular meetings were held by the Strategy and Investment Decision Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Tang Xin	Independent Director, Chairman of the Strategy and Investment Decision Committee of the fifth session of the Board	5/5		100%
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	5/5		100%
Xu Haifeng	Executive Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	4/5	Note	80%
Leung Oi-Sie Elsie	Independent Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	5/5		100%

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

Note:	At the tenth meeting of the Strategy and Investment Decision Committee of the fifth session of the Board held on 22 March 2017, Mr. Xu Haifeng gave written authorisation for Mr. Tang Xin to act as his proxy to attend and vote at the meeting.

In 2017, attendance records of the resigned Director at the Strategy and Investment Decision Committee meetings are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Wang Sidong	Non-executive Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	0/1	Note	0

Note:	At the tenth meeting of the Strategy and Investment Decision Committee of the fifth session of the Board held on 22 March 2017, Mr. Wang Sidong gave written authorisation for Mr. Lin Dairen to act as his proxy to attend and vote at the meeting.

2.	Performance of duties by the Strategy and Investment Decision Committee

In 2017, all members of the Strategy and Investment Decision Committee attended meetings in a timely manner, reviewed the proposals on the application of the Company’s insurance capital, annual investments, major strategic projects and annual related reports. Members of the Strategy and Investment Committee diligently performed their duties. During meetings of the Strategy and Investment Decision Committee, all members actively participated in discussions and gave professional advices on proposals considered and discussed at the meetings.

(1)	Reviewing annual investment plans and entrusted investments of the Company. In 2017, the Strategy and Investment Decision Committee carefully reviewed the proposals on investment plans such as the annual investment plan of the Company and the annual investment plan of the Company for self-use real estate, the proposals on authorisation of investments such as the annual authorisation by the Company of investment in non self-use real estate, the annual authorisation of investment entrusted by the Company in connection with Renminbi liberalization and the annual authorisation by the Company of investment in equity investment funds, and the proposals on investment guidelines such as the management guidelines on the investment made by AMC, Franklin Asset Management Company Limited and CLI under the entrustment of the Company. The Strategy and Investment Decision Committee fully reviewed the above proposals and submitted its opinions to the Board in this regard.

(2)	Discussing major strategic projects of the Company. In 2017, the Strategy and Investment Decision Committee reviewed major strategic projects of the Company, such as the strategic asset allocation plan of the Company for the years from 2018 to 2020, and investments by the Company in Jinxiu Project, Jinhou Project and Jinhong Project, fully discussed the necessity, feasibility and risks of the project proposals and made recommendations to the Board.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

(3)	Finalizing the Company’s development plans and reports, and revising the measures for the administration of investment of the Company. In 2017, the Strategy and Investment Decision Committee discussed and reviewed proposals including the “Proposal in relation to the ‘Assessment Report for the Outline of the 13th Five-year Development Plan for the Year 2016’”, and submitted its opinions to the Board. Given that the CIRC subsequently rolled out a number of regulatory requirements to expand the market scope for the application of insurance capital and the types of investment and to set higher requirements for the management method and level of management of insurance capital investments, the Strategy and Investment Decision Committee carefully reviewed the “Proposal in relation to the Amendments to the ‘Measures for the Administration of Investment’ of the Company” after taking into account the establishment of internal departments of the Company and the adjustment of their duties and functions.

(4)	Conducting investigation and research on local branches. From 14 to 16 February 2017, Mr. Tang Xin, the Chairman of the Strategy and Investment Decision Committee, and Ms. Leung Oi-Sie Elsie, a member of the Strategy and Investment Decision Committee, carried out investigation and research on CGB for the purpose of understanding the implementation of insurance-banking collaboration; from 31 July to 4 August 2017, Mr. Tang Xin, the Chairman of the Strategy and Investment Decision Committee, carried out investigation and research on local branches of the Company in Guizhou Province for the purpose of understanding the business development of the local branches, supervising, evaluating and examining major issues such as the implementation of the Company’s strategy and use of funds.

X.	INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER

Employees: The Company is independent in the aspects of employment, human resources and remuneration management.

Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company’s assets are independent, complete, and independent of the shareholders of the Company and other related parties.

Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC; the Company, as a separate taxpayer, pays taxes individually according to law.

Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board and the Supervisory Committee operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company’s controlling shareholder.

Business operations: The Company independently develops personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by insurance administrative and regulatory authorities of the PRC. The Company currently possesses the “Insurance Company Legal Person Permit” (Number: 000005) issued by the CIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company’s business operations will not be adversely affected by its relationship with related parties.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

XI.	PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT

The Company implements a term-of-service and target-related responsibility system for senior management. At the beginning of each year, performance target contracts will be entered into between the Chairman of the Board and the President, and between the President and other senior management of the Company. The performance target contract system is an important tool in disassembling the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the implementation capability of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.

The remuneration for senior management mainly comprises position compensation, performance rewards, welfare benefits and medium and long term incentives.

XII.	SHAREHOLDERS’ INTERESTS

To safeguard shareholders’ interests, in addition to the right to participate in the Company’s affairs by attending shareholders’ general meetings, shareholders have the right to convene extraordinary shareholders’ general meetings under certain circumstances.

If the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified by the Articles of Association, or the uncovered losses incurred amount to one-third of the Company’s total share capital or if the Board or the Supervisory Committee deems necessary, or more than half of the Directors (including at least two Independent Directors) request, or shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary shareholders’ general meeting within two months. Where shareholders holding 10% or more shares request an extraordinary shareholders’ general meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.

In accordance with the Articles of Association, when the Company convenes the shareholders’ general meeting, shareholders individually or in aggregate holding 3% or more of the shares of the Company shall have the right to submit proposals to the Company. The Company should include such matters that fall into the scope of the functions and powers of the shareholders’ general meeting in the agenda of the meeting. Shareholders individually or in aggregate holding 3% or more of the shares of the Company may submit provisional proposals in writing to the convenor sixteen days prior to the shareholders’ general meeting. The provisional proposals shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific resolution matters.

Shareholders may put forward enquiries to the Board through the Board Secretary or the Company Secretary, or put forward proposals at shareholders’ general meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

XIII.	INFORMATION DISCLOSURE AND INVESTOR RELATIONS

The Company has established a well-developed and practical information disclosure system in strict compliance with the laws and regulations of its listed jurisdictions and continued to improve the quality of its information disclosure so as to ensure that domestic and overseas investors obtain true, accurate and complete information. The Company has proactively developed investor relations and strengthened its contact and communication with domestic and overseas investors, and addressed hot issues as earlier as possible, which enabled domestic and overseas investors to understand the business operations of the Company in a timely manner.

In 2017, the Company continued to strengthen the construction of its information disclosure system and implement the regulatory requirements relating to information disclosure in a practical manner in order to ensure the timeliness, fairness, truthfulness, accuracy and completeness of information disclosure. The Company constantly enhanced the quality of information disclosure, actively studied and improved the method of disclosure of key information from the perspective of investors, in particular medium and small investors, to enable them to have a deeper understanding of the Company’s development strategies, business operations and major issues, and increased the readability of periodic reports by adding charts and pictures. The Company extended the scope and depth of information disclosure of periodic reports and announcements to ensure investors to obtain timely and accurate information affecting their decisions. The Company also regularly organized internal training courses relating to information disclosure, carried out timely study and promotion of new regulatory rules of its listed jurisdictions in the PRC and overseas, and explained the key points and difficulties of information disclosure. The Company strictly implemented the registration and filing procedures of persons who have knowledge of inside information, strengthened the confidentiality of the Company’s inside information, and safeguarded the legitimate rights and interests of investors, with a view to maintaining the fairness, impartiality and openness of the information disclosure of the Company. The Company received the highest grade “A Grade” in the information disclosure work assessment conducted by the SSE in 2017.

In 2017, the Company continuously improved and strengthened its relations with investors, which mainly included holding the Annual General Meeting, holding results briefings, embarking on global non-deal roadshows, meeting and holding conference calls with investors and analysts, attending investors’ meetings, frequently updating information on its investor relations website, and timely responding to enquiries from investors and analysts. The Company attached great importance to the innovation of investor relations, and kept abreast with the development pace of technology era. In March 2017, the Company created a WeChat official account for investor relations and investors could obtain the latest news of the Company, check announcements, view results briefings, attend conference calls and online roadshows, etc. from their mobile phones. Looking back to 2017, the Company communicated with more than 3,000 investors and analysts through different channels, including communicating with more than 900 investors who attended results briefings physically, by conference calls or internet broadcast, holding over 140 meetings with approximately 1,200 investors and analysts who visited the Company, communicating with more than 1,000 institutional investors by participating in 29 investors’ meetings held locally or internationally, and meeting and visiting more than 130 investors in roadshows. In addition, the Company kept in close contact with investors by phone and email, communicated with them through more than 1,500 emails, and answered their calls and emails for more than 300 person-times.

In the assessment and selection of the “China Securities Golden Bauhinia Awards 2017” held by Hong Kong Ta Kung Wen Wei Media Group, the Company was awarded the title of the “Best Investment Value Award for Listed Companies”. In the assessment and selection of the “Hong Kong Corporate Governance Excellence Awards 2017”, the Company was awarded the title of the “Hong Kong Corporate Governance Excellence Award (the Main Board Companies – Hang Seng Composite Index Constituent Companies)”.

XIV.	CHANGES OF THE ARTICLES OF ASSOCIATION

During the Reporting Period, no amendment was made to the Articles of Association by the Company.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

XV.	INTERNAL CONTROL AND RISK MANAGEMENT

The Company has consistently complied with the regulatory requirements of relevant regulatory authorities, such as the SSE, the HKSE and the U.S. Securities and Exchange Commission (the “SEC”), with respect to corporate internal control.

1.	Internal Control

The Company has been devoting significant effort towards the promotion of internal control and the establishment of internal control related systems. In accordance with the requirements of Section 404 of the “U.S. Sarbanes-Oxley Act”, the “Standard Regulations on Corporate Internal Control”, the “Implementation Guidelines for Corporate Internal Control”, the “Guidance on Internal Control for Companies Listed on the Shanghai Stock Exchange”, the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC, the Company has carried out a lot of work on its internal control system establishment, rules implementation and risk management by strictly following its corporate governance structure. The Company has also formulated and issued the “Internal Control Implementation Manual of China Life Insurance Company Limited (2017 Edition)” to strengthen the implementation of internal control standards and internal control assessments, and actively promoted the culture and philosophy of internal control, thereby continuously enhancing the internal control of the Company.

Pursuant to the requirements of the “Notice on the Proper Preparation for Disclosure of 2017 Annual Reports of Listed Companies” promulgated by the SSE, the Company shall release an Internal Control Self-assessment Report simultaneously with the publication of its 2017 annual report. The Company, as an overseas private issuer, was required to provide a specific assessment report on its internal control system relating to financial reporting for the year ended 31 December 2017 in its Form 20-F (U.S. Annual Report) submitted to the SEC in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control of the jurisdictions where the Company is listed, the Company has completed internal control self-assessments in relation to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE for the year ended 31 December 2017 in two stages, namely, interim assessment and supplementary test, and confirmed after the assessments that its internal controls were effective. The Company has also received from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting as at 31 December 2017. The Company’s assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F submitted to the SEC.

It is the responsibility of the Board of the Company to establish and effectively implement well-established internal control systems, assess their effectiveness and disclose the report on the internal control assessment. The Board and the Audit Committee are responsible for leading the implementation of internal control measures of the Company, and the Supervisory Committee supervises the internal control assessments performed by the Board. The Company has established the Risk Management Department in its headquarters and branches. The Company also conducts tests on the management level, assesses the effectiveness of the established and implemented internal control systems in accordance with the regulatory requirements of the jurisdictions where the Company is listed, and reports to the Board, the Audit Committee and the management.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company has established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, external investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets. By complying with relevant PRC laws and regulations as well as the internal rules and regulations of the Company, the quality of accounting information has been improved.

A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and system management for the sales channels, such as individual insurance, bancassurance, group insurance, health insurance and e-commerce. This internal control system regulates the relevant authorisations and operational workflows, and effectively adopts the measures to prevent and manage risks relating to the operation of exclusive agents. The Company has promulgated clear regulations for the workflows and authorisations relating to the insurance underwriting, insurance claims settlement and insurance preservation. The Company has also formulated business operation standards and service quality standards, developed systems of business, document and file management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.

In accordance with relevant laws and regulations such as the “Accounting Law of the People’s Republic of China” and the “Enterprise Accounting Standards” and taking into account the needs of the Company for its business development, operation and management, the Company has formulated and issued the “Accounting System of China Life Insurance Company Limited” and the “Accounting Practices of China Life Insurance Company Limited”. The accounting units of the Company at all levels have implemented them in strict compliance with the requirements of the accounting system and various basic systems to regulate works relating to financial accounting and preparation of financial reports. The accounting units of the Company at all levels have assigned positions in a reasonable manner, clearly defined duties and responsibilities of such positions and their scope of authority on management, and strictly prohibited employees from serving incompatible positions concurrently, thus exercising the control over financial risks in an efficient manner.

The Company has formulated the “Measures on the Administration of the Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which set forth provisions governing the basic responsibilities of periodic report disclosures, the major errors in periodic report disclosures and the responsibility attribution. As at 31 December 2017, there had no material error in periodic report disclosures of the Company. In order to enhance the confidentiality of its inside information and regulate the collection, management and reporting of its material information, the Company has formulated the “Measures for the Administration of Persons Who Have Knowledge of Inside Information of China Life Insurance Company Limited” and the “System of Internal Reporting of Material Information of China Life Insurance Company Limited”. In particular, the internal report on material information has been included in the indicator system under the internal control report of the Company. Persons responsible for reporting material information (including all departments, branches, subsidiaries and affiliates of the Company, the controlling shareholder and the shareholders holding over 5% of shares of the Company) obtain and identify potential material information at the level of operation and management by making use of various information technologies, and submit and report such information to the President and the Board of the Company as early as possible. The Board then makes the final decision on whether to release the material information, and discloses the same to such extent as it considers reasonable and practicable.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

The Company has established a well-developed system relating to investment decisions in accordance with the relevant laws and regulations and based on the actual situation of investment management. The system defines the approval and decision-making authority, authorisation mechanism and specific decision-making procedures for investment management. All major investment decisions shall be approved at an appropriate level and their actual implementation shall be in strict compliance with the relevant requirements of the investment management system. The Investment Decisions Committee is a standing body of the Company for investment decisions, which is responsible for reviewing major investments and providing support to any investment decisions made by the management.

The Company has established a comprehensive information technology system to cover all aspects of IT work and formed a closed-loop mechanism focusing on centralized review and publication, periodic inspection and continuous improvement. By conducting internal control measures such as the inspection of system implementation, the Company has guaranteed the effective implementation of the system and facilitated the standardization and normalization of various IT work. Further, the Company has constantly promoted the construction of an information safety system, and formulated and implemented a series of effective information safety control measures at various stages including the request for construction of the system, its design, development, testing, publication and arrangement, thereby strengthening the Company’s information safety protection capability and effectively ensuring the successful commencement of its work.

The Risk Management Department, Audit Department and Supervision Department of the Company are responsible for the supervision and inspection of its internal control measures. The Risk Management Department identifies issues in the areas of system design, control implementation and risk management in a timely manner through the adoption of various measures such as walk-through test, control test and risk analysis. It also eliminates loopholes, guards against risks and reduces losses by adopting various measures to improve systems, enhances legal compliance and pursues responsible persons. In 2017, with the active adaption to the stringent regulatory environment in the financial industry and after taking into account the requirements of the regulatory regime, the Company adjusted the organizational structure of internal audit, improved its internal audit system, strengthened the mechanism construction of internal audit organizations, actively exerted the functions of internal audit supervision, and carried out the economic responsibility audit on managers at all levels, anti-money laundering audit, and a variety of ad-hoc audits with a focus on connected transactions, solvency risk management system, capital management, reimbursement or deduction of commissions, supplementary medical fund business and lapsed insurance policies for the purpose of implementing the stringent internal audit supervision. The Company has also constantly improved its supervision and remedial mechanisms for identifying issues in internal audit, thus effectively exerting the value of internal audit and facilitating the standardized management and compliance operation of the Company. The Company has formulated regulations with respect to the reporting, investigation, handling of and responsibility attribution for cases involving any violations of laws, disciplinary rules and regulations by employees, each being implemented by the Supervision Department, which ensures that cases involving any violations of laws, disciplinary rules and regulations by employees are handled in a timely manner, and the persons involved will be attributed to proper responsibility. The Supervision Department reports the cases involving insurance agents (which specifically refer to judicial cases) and manages the responsibility attribution of such cases in accordance with regulations such as the “Notice on the Establishment of a Reporting System of Judicial Cases involving Insurance Industry” issued by the CIRC and internal policies such as the “Implementing Rules for Responsibility Attribution of Cases”. In 2017, the Company further refined and optimized the “Rules for Handling the Violation of Laws, Disciplinary Rules and Regulations by Employees” and the “Implementing Rules for Responsibility Attribution of Cases” pursuant to the standards for administration of cases of insurance institutions promulgated by the competent authorities in charge of supervision of the insurance industry. In order to actively adapt to the new developments of external regulatory environment, the Company has established a sound compliance management system, clearly defined the responsibilities of compliance management, built up a well-developed compliance management regime, promoted the establishment of compliance culture, and actively prevented against and dissolved compliance risks.

China Life Insurance Company Limited    Annual Report 2017

Corporate Governance

2.	Risk Management

The Company has established a 5-tier organizational structure with the ultimate responsibility assumed by the Board, under the direct leadership of the management, having reliance on the risk management departments and with the close cooperation among the relevant functional departments. The first tier is the corporate governance level, including the Board, the Supervisory Committee, and the Risk Management Committee and the Audit Committee under the Board. The second tier is the headquarter level. The President’s Office of the Company has set up the Risk Management Committee, under which several functional departments, such as the Risk Management Department, the Legal and Compliance Department, the Supervision Department, the Audit Department, and the departments in charge of finance and business administration, are established. The third tier is the provincial branches level. The General Manager’s Office of the Company has set up the Risk Management Committee, under which several functional departments, such as the Risk Management Department, the Supervision Department, and the departments in charge of finance and business administration, are established. The fourth tier is the local or city branches level, including Supervision (Legal and Compliance) Departments and related functional departments. The fifth tier is the county sub-branches level, the persons responsible for internal control and risk management of which have been determined. By establishing the organizational structure of risk control, the Company has gradually established a criss-cross network of risk control system, with the risk management departments at all levels as leading bodies, the relevant functional departments as main bodies, the vertical decision-making control system and horizontal interactive collaboration mechanism as supporting systems and the comprehensive risk management as focus, thus laying a strong foundation for the Company to achieve a comprehensive risk management system with full coverage, all-employee participation and effective workflows.

Pursuant to the requirements of the CIRC on the China Risk Oriented Solvency System (C-ROSS), the Company pushed forward the establishment of a solvency risk management system, reinforced the mechanism of formation, transmission and application of the risk preference system, and implemented key risk monitoring and risk pre-warning classification management, in order to enhance its ability of solvency risk management. The Company conducts a self-assessment on solvency risk management capability every year so as to assess all work in relation to risk management at two levels: the soundness of the system and the effectiveness of its implementation. The Company persists with its target as the leader of the industry and is fully recognised by regulatory authorities. The Company was named by the CIRC as a unit exempted from inspection in 2017. The Company conducts the risk assessments on seven types of risks (including insurance risk, market risk, credit risk, operational risk, strategic risk, reputational risk and liquidity risk) at least once every six months, and reports the same to its senior management. Based on the assessments, the overall risk of the Company is within a controllable range.

The Company consistently followed the requirements under anti-money laundering laws and regulations, and performed legal responsibilities including client identity verification, documentation of client identity information and transaction records, money laundering risk classification and report of large sums and suspicious transaction data. Meanwhile, pursuant to external regulatory requirements, the Company conducted special governance on illegal fund raising activities and carried out the review and rectification in key risk areas, which improved the Company’s precaution capability in key risk areas.

For an analysis and management of the major risk factors of the Company, please refer to Note 4 in the Notes to the Consolidated Financial Statements of this annual report.

It should be stated that the risk management and internal control of the Company are designed with the objectives to reasonably ensure the legal compliance of business operation and management, safety of assets, truthfulness and completeness of financial reports and relevant information, improvement of operating efficiency and effect, and accomplishment of development strategy. Given the inherent limitations on risk management and internal control, the Company can only provide reasonable assurance with respect to the accomplishment of the above objectives.

China Life Insurance Company Limited    Annual Report 2017

Other Information

Announcement Index	131

Honors and Awards	135

China Life Insurance Company Limited    Annual Report 2017

Information Disclosure Index

Serial No.	Items	Date of disclosure
1	Announcement of Premium Income	2017/1/17
2	Election of Language and Means of Receipt of Corporate Communication	2017/1/20
3	Reply Form	2017/1/20
4	Announcement on Estimated Profit Decrease for the year 2016	2017/1/25
5	Announcement – Forfeiture of Unclaimed Dividends	2017/2/8
6	Change of Principal Place of Business in Hong Kong	2017/2/15
7	Announcement of Premium Income	2017/2/15
8	Notice of Board Meeting	2017/3/10
9	Announcement of Premium Income	2017/3/14
10	Announcement of Results for the year ended 31 December 2016	2017/3/23
11	Announcement on Supplementary Information regarding the Compensation of Directors, Supervisors and Senior Management Members in 2015	2017/3/23
12	Announcement – Renewal of Continuing Connected Transactions in relation to the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds	2017/3/23
13	Announcement – Continuing Connected Transactions with Chongqing Trust	2017/3/23
14	Summary of Solvency Quarterly Report of Insurance Company (Fourth Quarter of 2016)	2017/3/23
15	China Life Insurance Company Limited 2016 Corporate Social Responsibility Report	2017/3/23
16	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2017/3/23
17	Announcement – Resignation of Non-Executive Director	2017/4/7
18	List of Directors and Their Role and Function	2017/4/7
19	Annual Report 2016	2017/4/11
20

Reports of The Board & Supervisory Committee, Financial Report & Profit Distribution Plan, Remuneration of Directors & Supervisors, Election of Directors, Remuneration of Auditors & Appointment of Auditors, Continuing Connected Transactions, General Mandate to Issue H Shares, Duty Report of the Independent Directors of the Board of Directors, Report on the Status of Connected Transactions

& Execution of the Connected Transactions Management System & Notice of AGM

2017/4/11
21	Notice of Annual General Meeting	2017/4/11
22	Form of Proxy of H Share Shareholders for use at the Annual General Meeting of the Company to be held on Wednesday, 31 May 2017	2017/4/11

China Life Insurance Company Limited    Annual Report 2017

Information Disclosure Index

Serial No.	Items	Date of disclosure
23	Reply Slip of H Share Shareholders	2017/4/11
24	Notification Letter and Change Request Form to Registered Shareholders	2017/4/11
25	Notification Letter and Request Form to Non-Registered Shareholders	2017/4/11
26	Announcement of Premium Income	2017/4/13
27	Announcement – Change of Composition of Board Committees	2017/4/13
28	List of Directors and Their Role and Function	2017/4/13
29	Notice of Board Meeting	2017/4/13
30	Overseas Regulatory Announcement – 2017 First Quarter Report	2017/4/27
31	Summary of Solvency Quarterly Report of Insurance Company (First Quarter of 2017)	2017/4/27
32	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2017/4/27
33	Announcement of Premium Income	2017/5/15
34	Announcement – Resolutions Passed at the Annual General Meeting and Distribution of Final Dividend	2017/5/31
35	Announcement of Premium Income	2017/6/14
36	Announcement of Premium Income	2017/7/14
37	Announcement – Election of Employee Representative Supervisor	2017/7/20
38	Announcement – Approval of Qualification as Directors by the CIRC and Resignation of Director	2017/8/10
39	List of Directors and Their Role and Function	2017/8/10
40	Announcement of Premium Income	2017/8/14
41	Notice of Board Meeting	2017/8/14
42	Announcement – Resignation of Supervisor	2017/8/22
43	Announcement of Unaudited Interim Results for the six months ended 30 June 2017	2017/8/24
44	Announcement – Connected Transaction – Formation of Partnership	2017/8/24
45	Summary of Solvency Quarterly Report of Insurance Company (Second Quarter of 2017)	2017/8/24
46	Announcement – Nomination of Non-Executive Director and Non Employee Representative Supervisor	2017/8/24
47	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2017/8/24
48	Announcement – Approval of Qualification As Supervisor by the CIRC	2017/9/7

China Life Insurance Company Limited    Annual Report 2017

Information Disclosure Index

Serial No.	Items	Date of disclosure
49	2017 Interim Report	2017/9/8
50	Notification Letter and Change Request Form to Registered Shareholders	2017/9/8
51	Notification Letter and Request Form to Non-Registered Shareholders	2017/9/8
52	Announcement of Premium Income	2017/9/14
53	Announcement of Premium Income	2017/10/16
54	Notice of Board Meeting	2017/10/16
55	Announcement on Estimated Profit Increase for the First Three Quarters of 2017	2017/10/20
56	Overseas Regulatory Announcement – 2017 Third Quarter Report	2017/10/26
57	Summary of Solvency Quarterly Report of Insurance Company (Third Quarter of 2017)	2017/10/26
58	Announcement – Renewal of Continuing Connected Transactions under the Policy Management Agreement	2017/10/26
59	Announcement – Renewal of Continuing Connected Transactions between the Company and CLWM	2017/10/26
60	Announcement – Continuing Connected Transactions between AMP and CLI	2017/10/26
61	Announcement – Proposed Acquisition of Properties jointly with CLP&C	2017/10/26
62	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2017/10/26
63	Election of Mr. Yuan Changqing as a Non-Executive Director of the Fifth Session of the Board of Directors, Election of Mr. Luo Zhaohui as a Non-Employee Representative Supervisor of the Fifth Session of the Supervisory Committee and Notice of the First Extraordinary General Meeting 2017	2017/11/2
64	Notice of the First Extraordinary General Meeting 2017	2017/11/2
65	Form of Proxy of Holders of H Shares for use at the First Extraordinary General Meeting 2017 of The Company to be held on Wednesday, 20 December 2017	2017/11/2
66	Reply Slip of Holders of H Shares	2017/11/2
67	Notification Letter and Change Request Form to Registered Shareholders	2017/11/2
68	Notification Letter and Request Form to Non-Registered Shareholders	2017/11/2
69	Announcement of Premium Income	2017/11/13
70	Announcement of Premium Income	2017/12/12
71	Announcement – Premium Income exceeding RMB500 Billion	2017/12/15
72	Announcement – Connected Transaction – Formation of Partnership	2017/12/19

China Life Insurance Company Limited    Annual Report 2017

Information Disclosure Index

Serial No.	Items	Date of disclosure
73	Announcement – Renewal of Continuing Connected Transactions under the Insurance Sales Framework Agreement	2017/12/19
74	Announcement – Continuing Connected Transactions with CLWM	2017/12/19
75	Announcement – Continuing Connected Transactions between CLWM and Chongqing Trust	2017/12/19
76	Announcement – Resolutions Passed at the First Extraordinary General Meeting 2017	2017/12/20

China Life Insurance Company Limited    Annual Report 2017

Honors and Awards

Forbes

“2017 Forbes Global 2000”, ranking No. 52

“China Securities Golden Bauhinia Awards” jointly organized by Hong Kong Ta Kung Wen Wei Media Group, the

Listed Companies Association of Beijing, the Hong Kong Chinese Enterprises Association, Chinese Financial

Association of Hong Kong, Chinese Securities Association of Hong Kong, the Hong Kong Institute of Chartered

Secretaries and Hong Kong Securities Professionals Association

“2017 China Securities Golden Bauhinia Award

– Best Investment Value Award for Listed

Companies”

21st Century Business Herald – “Assessment and Selection of the

Competitiveness of Asian Financial Enterprises in the 21st Century”

“2017 Best Life Insurance Company in Asia”

Financial Times – “Gold Medal List of Chinese Financial Institutions”

“Golden Dragon Award – 2017 Best Life Insurance Company”

“Hong Kong Corporate Governance Excellence Awards 2017” jointly organized by the Chamber of Hong Kong

Listed Companies and the Centre for Corporate Governance and Financial Policy, Hong Kong Baptist University

“Hong Kong Corporate Governance Excellence Award (Main Board

Companies – Hang Seng Composite Index Constituent Companies)”

China Life Insurance Company Limited    Annual Report 2017

Honors and Awards

Stone Business Review – “Global Top 100 Companies by Market Capitalization (Year-end edition)”

“2017 Global Top 100 Companies by Market Capitalization”, ranking No. 84

Jointly published by China Enterprise Research Centre of Tsinghua University and National Business Daily

“2017 Chinese Listed Companies with Brand Value”, ranking No. 12

“2017 Annual Conference for the Management of Assets and Liabilities of the PRC insurance Industry”

organized by Securities Times and the Insurance Asset Management Association of China

“Ark Prize for Trustworthy Insurance Company in 2017”

National Business Daily – the “2017 China Financial Development Forum and Golden Tripod

Award (the 8th Session)”

“Golden Tripod Award – the Insurance Company with the Most Social Responsibility of 2017”

China Life Insurance Company Limited    Annual Report 2017

Financial Report

China Life Insurance Company Limited    Annual Report 2017

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

OPINION

We have audited the consolidated financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 144 to 263, which comprise the consolidated statement of financial position as at 31 December 2017, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2017, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants (the “Code”) issued by the Hong Kong Institute of Certified Public Accountants, and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2017

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

Valuation of insurance contract liabilities

The Group had significant insurance contract liabilities stated at RMB2,025.13 billion as at 31 December 2017, representing 78.73% of the Group’s total liabilities. This is an area that involves significant judgement over uncertain future outcomes, including primarily the timing and amount of ultimate full settlement of policyholder liabilities. Actuarial models are used to support the calculation of insurance contract liabilities. The complexity of the models may give rise to errors as a result of inaccurate/incomplete data or the design or application of the models. Assumptions used in actuarial models, such as mortality, morbidity, lapse rates, discount rates, expense assumptions, and so on, are set up by applying estimates and judgements based on the experience analysis and future expectations by management.

The Group’s disclosures about valuation of insurance contract liabilities are included in Note 3.1, which specifically explains the uncertainty of key assumptions applied in the valuation. Please also refer to Note 4.1.3 for the sensitivity analysis of the impact of changes in key assumptions on the performance of the Group.

How our audit addressed the key audit matter

In our audit, we involved our internal actuarial specialists to perform the following audit procedures in this area, which included among others:

•	Assessing the design and testing the operating effectiveness of internal controls over the insurance contract liabilities valuation processes including management’s determination and approval processes for experience analysis and setting of assumptions, calculation processes for actuarial estimation and actual result, and so on;

•	Assessing the assumptions by reference to the industry data, and considering both historical experience and business expectation of the Group;

•	Establishing models independently to test the valuation of liabilities for selected insurance products; and

•	Analysing the movement of these liabilities considering the changes in actuarial assumptions of the reporting period.

We tested the underlying data used in the valuation of these liabilities, and compared it with original documents. By applying our insurance industry knowledge and experience, we compared the methodology, models and assumptions used by the Group against recognised actuarial practices.

China Life Insurance Company Limited    Annual Report 2017

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

The impairment test for investment in an associate

The Group held material investment in an associate, Sino-Ocean Group Holding Limited (“Sino-Ocean”), a company listed on the Stock Exchange of Hong Kong Limited, with a carrying value of RMB13.63 billion as at 31 December 2017. As the quoted market price of this investment had been below its carrying value for more than one year, the Group performed impairment tests with the assistance from an external valuer in prior years, based on which an accumulated impairment loss of RMB1.01 billion was recorded as at 31 December 2016. During 2017, the quoted market price of this investment was still below its carrying value, and the Group performed an impairment test with the assistance from an external valuer at the year end of 2017 as well, with the result that no further impairment loss was needed to be recorded. In the assessment of the value in use of this investment, business assumptions for the projection of future cash flows and the determination of the discount rate were made by management based on their analysis of the historical operating results and the estimation of future expectations.

Disclosure of the impairment of this investment is disclosed in Note 8.

How our audit addressed the key audit matter

In our audit, our internal valuation specialists were involved to review the technique and the discount rate used in the impairment test with reference to valuation guidelines and industry practices, and our procedures included:

•	Assessing the comparable companies selected to generate certain inputs in calculating the Weighted Average Cost of Capital by reference to the financial and operational information of those companies and Sino-Ocean; and

•	Calculating the Weighted Average Cost of Capital using the Capital Asset Pricing Model.

We assessed the objectivity and capability of the external valuer. We compared the selling prices of development properties and rentals of investment properties with the historical business performance of Sino-Ocean and industry data to review the assumptions used in the cash flow projection.

China Life Insurance Company Limited    Annual Report 2017

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

How our audit addressed the key audit matter

Fair value of financial assets

The Group held material investments in certain financial assets such as private equity funds, preference shares, other equity and debt investments, which are accounted for as available-for-sale securities at fair value and securities at fair value through profit or loss with the total amount of RMB147.10 billion as at 31 December 2017. These investments are classified as level 3 in the fair value hierarchy, as their fair values are measured using valuation techniques with unobservable significant inputs. Fair value measurement can be a subjective area and more so for areas of the market reliant on model based valuation or with weak liquidity and price discovery. The selection of valuation techniques for these financial assets can be subjective and is so for assumptions. The use of different valuation techniques and assumptions could produce significantly different estimates of fair value.

Note 4.3 discloses the balance of these investments, the valuation techniques and significant unobservable inputs used in the measurement of the fair value of these investments.

In our audit, our internal valuation specialists were involved to assess the valuation techniques against industry practice and valuation guidelines, compare assumptions used against industry benchmarks, investigate significant differences and perform our own independent valuations where applicable.

We tested the valuation, verification and model approval processes, and evaluated the design and operating effectiveness of the internal controls over those processes.

OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

China Life Insurance Company Limited    Annual Report 2017

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Company or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

China Life Insurance Company Limited    Annual Report 2017

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Ng Chi Keung.

Ernst & Young

Certified Public Accountants

Hong Kong

22 March 2018

China Life Insurance Company Limited    Annual Report 2017

Consolidated Statement of Financial Position

As at 31 December 2017

	Notes	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

ASSETS
Property, plant and equipment	6	42,707	30,389
Investment properties	7	3,064	1,191
Investments in associates and joint ventures	8	161,472	119,766
Held-to-maturity securities	9.1	717,037	594,730
Loans	9.2	383,504	226,573
Term deposits	9.3	449,400	538,325
Statutory deposits – restricted	9.4	6,333	6,333
Available-for-sale securities	9.5	810,734	766,423
Securities at fair value through profit or loss	9.6	136,809	209,124
Securities purchased under agreements to resell	9.7	36,185	43,538
Accrued investment income	9.8	50,641	55,945
Premiums receivable	11	14,121	13,421
Reinsurance assets	12	3,046	2,134
Other assets	13	33,952	22,013
Cash and cash equivalents		48,586	67,046

Total assets		2,897,591	2,696,951

The notes on pages 151 to 263 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2017

Consolidated Statement of Financial Position (continued)

As at 31 December 2017

	Notes	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	2,025,133	1,847,986
Investment contracts	15	232,500	195,706
Policyholder dividends payable		83,910	87,725
Interest-bearing loans and borrowings	16	18,794	16,170
Bonds payable	17	—	37,998
Financial liabilities at fair value through profit or loss		2,529	2,031
Securities sold under agreements to repurchase	18	87,309	81,088
Annuity and other insurance balances payable		44,820	39,038
Premiums received in advance		18,505	35,252
Other liabilities	19	47,430	36,836
Deferred tax liabilities	28	4,871	7,768
Current income tax liabilities		6,198	1,214
Statutory insurance fund	20	282	491

Total liabilities		2,572,281	2,389,303

Equity
Share capital	34	28,265	28,265
Other equity instruments	35	7,791	7,791
Reserves	36	145,675	145,007
Retained earnings		139,202	122,558

Attributable to equity holders of the Company		320,933	303,621

Non-controlling interests		4,377	4,027

Total equity		325,310	307,648

Total liabilities and equity		2,897,591	2,696,951

Approved and authorised for issue by the Board of Directors on 22 March 2018.

Yang Mingsheng	Lin Dairen
Director	Director

The notes on pages 151 to 263 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2017

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2017

	Notes	2017 RMB million	2016 RMB million

REVENUES
Gross written premiums		511,966	430,498
Less: premiums ceded to reinsurers		(3,661)	(1,758)

Net written premiums		508,305	428,740
Net change in unearned premium reserves		(1,395)	(2,510)

Net premiums earned		506,910	426,230

Investment income	21	122,727	109,147
Net realised gains on financial assets	22	42	6,038
Net fair value gains through profit or loss	23	6,183	(7,094)
Other income		7,493	6,460

Total revenues		643,355	540,781

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	24	(259,708)	(253,157)
Accident and health claims and claim adjustment expenses	24	(33,818)	(27,269)
Increase in insurance contract liabilities	24	(172,517)	(126,619)
Investment contract benefits	25	(8,076)	(5,316)
Policyholder dividends resulting from participation in profits		(21,871)	(15,883)
Underwriting and policy acquisition costs		(64,789)	(52,022)
Finance costs	26	(4,601)	(4,767)
Administrative expenses		(35,953)	(31,854)
Other expenses		(6,426)	(4,859)
Statutory insurance fund contribution	20	(1,068)	(1,048)

Total benefits, claims and expenses		(608,827)	(522,794)

Share of profit of associates and joint ventures, net	8	7,143	5,855

Profit before income tax	27	41,671	23,842
Income tax	28	(8,919)	(4,257)

Net profit		32,752	19,585

Attributable to:
– Equity holders of the Company		32,253	19,127
– Non-controlling interests		499	458

Basic and diluted earnings per share	30	RMB1.13	RMB0.66

The notes on pages 151 to 263 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2017

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2017

	Note	2017 RMB million	2016 RMB million

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(15,003)	(44,509)
Amount transferred to net profit from other comprehensive income		(42)	(6,038)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		5,605	17,372
Share of other comprehensive income of associates and joint ventures under the equity method		20	(864)
Exchange differences on translating foreign operations		(865)	21
Income tax relating to components of other comprehensive income	28	2,359	8,242

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(7,926)	(25,776)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the year, net of tax		(7,926)	(25,776)

Total comprehensive income for the year, net of tax		24,826	(6,191)

Attributable to:
– Equity holders of the Company		24,341	(6,647)
– Non-controlling interests		485	456

The notes on pages 151 to 263 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2017

Consolidated Statement of Changes in Equity

For the year ended 31 December 2017

	Attributable to equity holders of the Company				Non-controlling interests	Total
	Share capital RMB million (Note 34)	Other equity instruments RMB million (Note 35)	Reserves RMB million (Note 36)	Retained earnings RMB million	RMB million	RMB million

As at 1 January 2016	28,265	7,791	163,381	123,055	3,722	326,214
Net profit	—	—	—	19,127	458	19,585
Other comprehensive income	—	—	(25,774)	—	(2)	(25,776)

Total comprehensive income	—	—	(25,774)	19,127	456	(6,191)

Transactions with owners
Appropriation to reserves (Note 36)	—	—	7,367	(7,367)	—	—
Dividends paid (Note 32)	—	—	—	(12,257)	—	(12,257)
Dividends to non-controlling interests	—	—	—	—	(151)	(151)
Others	—	—	33	—	—	33

Total transactions with owners	—	—	7,400	(19,624)	(151)	(12,375)

As at 31 December 2016	28,265	7,791	145,007	122,558	4,027	307,648

As at 1 January 2017	28,265	7,791	145,007	122,558	4,027	307,648
Net profit	—	—	—	32,253	499	32,752
Other comprehensive income	—	—	(7,912)	—	(14)	(7,926)

Total comprehensive income	—	—	(7,912)	32,253	485	24,826

Transactions with owners
Appropriation to reserves (Note 36)	—	—	8,445	(8,445)	—	—
Dividends paid (Note 32)	—	—	—	(7,164)	—	(7,164)
Dividends to non-controlling interests	—	—	—	—	(135)	(135)
Others	—	—	135	—	—	135

Total transactions with owners	—	—	8,580	(15,609)	(135)	(7,164)

As at 31 December 2017	28,265	7,791	145,675	139,202	4,377	325,310

The notes on pages 151 to 263 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2017

Consolidated Statement of Cash Flows

For the year ended 31 December 2017

	2017	2016
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	41,671	23,842

Adjustments for:
Investment income	(122,727)	(109,147)
Net realised and unrealised (gains)/losses on financial assets	(6,225)	1,056
Insurance contracts	176,148	131,354
Depreciation and amortisation	2,240	2,083
Foreign exchange (gains)/losses	(52)	(582)
Share of profit of associates and joint ventures, net	(7,143)	(5,855)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	76,378	(76,318)
Financial liabilities at fair value through profit or loss	931	1,539
Receivables and payables	38,967	124,466
Income tax paid	(4,473)	(9,331)
Interest received – securities at fair value through profit or loss	4,497	5,465
Dividends received – securities at fair value through profit or loss	778	526

Net cash inflows/(outflows) from operating activities	200,990	89,098

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	30,540	10,447
Maturities of debt investments	142,845	50,101
Disposals of equity investments	506,306	508,476
Property, plant and equipment	103	114
Purchases:
Debt investments	(516,051)	(173,628)
Equity investments	(500,737)	(537,012)
Property, plant and equipment	(9,619)	(5,310)
Capital contribution to associates and joint ventures	(37,304)	(65,158)
Decrease/(increase) in term deposits, net	92,148	37,515
Decrease/(increase) in securities purchased under agreements to resell, net	6,981	(22,035)
Interest received	98,012	78,891
Dividends received	29,014	20,390
Decrease/(increase) in policy loans, net	(15,515)	(7,483)
Cash paid related to other investing activities	(399)	(11)

Net cash inflows/(outflows) from investing activities	(173,676)	(104,703)

The notes on pages 151 to 263 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2017

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2017

	2017 RMB million	2016 RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	6,228	49,999
Interest paid	(5,671)	(4,891)
Dividends paid to equity holders of the Company	(7,164)	(12,257)
Dividends paid to non-controlling interests	(135)	(151)
Cash received from borrowings	3,121	13,831
Capital injected into subsidiaries by non-controlling interests	4,034	2,939
Cash repaid to lenders	(38,000)	(30,000)
Cash paid related to other financing activities	(8,008)	(13,200)

Net cash inflows/(outflows) from financing activities	(45,595)	6,270

Foreign exchange gains/(losses) on cash and cash equivalents	(179)	285

Net decrease in cash and cash equivalents	(18,460)	(9,050)

Cash and cash equivalents
Beginning of the year	67,046	76,096

End of the year	48,586	67,046

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	47,444	64,364
Short-term bank deposits	1,142	2,682

The notes on pages 151 to 263 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activities are the writing of life, health, accident and other types of personal insurance business; reinsurance business for personal insurance business; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China, etc.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 22 March 2018.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2017

Effective for annual periods
Standards/Amendments	Content	beginning on or after

IAS 7 Amendments	Disclosure Initiative	1 January 2017
IAS 12 Amendments	Recognition of Deferred Tax Assets for Unrealised Losses	1 January 2017
IFRS 12 Amendments included in Annual Improvements to IFRSs 2014-2016 Cycle	Disclosure of Interests in Other Entities	1 January 2017

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2017 (continued)

IAS 7 Amendments – Disclosure Initiative

Amendments to IAS 7 Statement of Cash Flows require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Disclosure of the changes in liabilities arising from financing activities is provided in Note 37 to the financial statements.

IAS 12 Amendments – Recognition of Deferred Tax Assets for Unrealised Losses

Amendments to IAS 12 clarify that an entity, when assessing whether taxable profits will be available against which it can utilise a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group applied the amendments retrospectively. However, their application has no impact on the Group’s financial position and performance, as the accounting treatment of the Group for the previous period was consistent with the clarification in these amendments.

IFRS 12 Amendments – Disclosure of Interests in Other Entities

Amendments to IFRS 12 clarify that the disclosure requirements in IFRS 12, other than those disclosure requirements in paragraphs B10 to B16 of IFRS 12, apply to an entity’s interest in a subsidiary, a joint venture or an associate, or a portion of its interest in a joint venture or an associate that is classified as held for sale or included in a disposal group classified as held for sale. The amendments have had no impact on the Group’s consolidated financial statements as the Group has no interest in a subsidiary, a joint venture or an associate that is classified as held for sale.

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017

Effective for annual period
Standards/Amendments	Content	beginning on or after

IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	1 January 2018
IFRS 9	Financial Instruments	1 January 2018
IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance	1 January 2018
IFRS 15	Contracts Revenue from Contracts	1 January 2018
IFRS 15 Amendments	with Customers Clarifications to IFRS 15 Revenue from	1 January 2018
IAS 40 Amendments	Contracts with Customers	1 January 2018
IFRS 16	Transfers of Investment	1 January 2019
IFRS 17	Property Leases	1 January 2021
IFRS 10 and IAS 28 Amendments	Insurance Contracts Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017 (continued)

IFRS 2 Amendments – Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet an employee’s tax obligation associated with the share-based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee’s tax obligation is classified in its entirety as an equity-settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if they elect to adopt for all three amendments and other criteria are met. The Group will adopt the amendments from 1 January 2018. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects the adoption of IFRS 9 will have a material impact on the Group’s consolidated financial statements.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business model (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (sole payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are sole payments of principal and interest on the principal amount outstanding would be measured at fair value through profit and loss. Other debt instruments giving rise to cash flows that are sole payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”), based on their respective business model. The Group is in the process of analysing the contractual cash flow characteristics of financial assets and assessing the application of the business model.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income (“OCI”). If the Group elect to record equity investments at FVOCI, gains and losses would never be recognised in income except for the received dividends which do not represent a recovery of part of the investment cost.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017 (continued)

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believed the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the new hedge accounting model under IFRS 9 has no impact on the Group’s consolidated financial statements.

IFRS 4 Amendments – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4 address issues arising from the different effective dates of IFRS 9 and IFRS 17. The amendments introduce two alternative options that allow entities issuing contracts within the scope of IFRS 4 for the adoption of IFRS 9, notably a temporary exemption and an overlay approach. The temporary exemption enables eligible entities to defer the implementation date of IFRS 9 until the effective date of IFRS 17. The amendments clarify that an insurer may apply the temporary exemption from IFRS 9 if: (i) it has not previously applied any version of IFRS 9, other than only the requirements for the presentation of gains and losses on financial liabilities designated as FVTPL; and (ii) its activities are predominantly connected with insurance on its annual reporting date that immediately precedes 1 April 2016. The overlay approach allows entities applying IFRS 9 from 2018 onwards to remove from profit or loss the effects arising from the adoption of IFRS 9 and reclassify the amounts to OCI for designated financial assets. An entity can apply the temporary exemption from IFRS 9 for annual periods beginning on or after 1 January 2018, or apply the overlay approach when it applies IFRS 9 for the first time.

During 2016, the Group performed an assessment of the amendments and reached the conclusion that its activities are predominantly connected with insurance as at 31 December 2015. There had been no significant change in the activities of the Group since then that requires reassessment, and the Group considered that it continues to meet the criteria of applying the temporary exemption. The Group decides to apply the temporary exemption from IFRS 9 and, therefore, continue to apply IAS 39 to its financial assets and liabilities in its reporting period starting on 1 January 2018.

IFRS 15 – Revenue from Contracts with Customers and IFRS 15 Amendments

IFRS 15, issued in May 2014, establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. Either a full retrospective application or a modified retrospective adoption is required on the initial application of the standard. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal-versus-agent consideration, licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. IFRS 15 and the amendments are effective for annual periods beginning on or after 1 January 2018, and early adoption is permitted.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017 (continued)

IFRS 15 – Revenue from Contracts with Customers and IFRS 15 Amendments (continued)

The Group will adopt IFRS 15 from 1 January 2018 and plans to adopt the modified retrospective approach. Given insurance contracts are scoped out of IFRS 15, the main impact of the new standard is on the accounting treatment of income from administrative and investment management services. The Group does not expect any significant impact on the Group’s consolidated financial statement.

IAS 40 Amendments – Transfers of Investment Property

Amendments to IAS 40, issued in December 2016, clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The amendments are to be applied prospectively, and shall be applied to the changes that occurred, during or after the financial year when it applies amendments for the first time. An entity should reassess the classification of property held at the date that it first applies the amendments and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application is only permitted if it is possible without the use of hindsight. The Group expects to adopt the amendments from 1 January 2018. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRS Interpretations Committee Interpretation No.4 Determining whether an Arrangement contains a Lease, Standing Interpretations Committee (“SIC”) Interpretation No.15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees-leases of low-value assets and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40, or relates to a class of property, plant and equipment to which the revaluation model is applied. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. The Group is assessing the impact of IFRS 16 on its consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017 (continued)

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

The main features of the new accounting model for insurance contracts are, as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A Contractual Service Margin (CSM) represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the CSM and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or other comprehensive income, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•	Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components) are not presented in the income statement, but are recognised directly on the balance sheet;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2021, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. Retrospective application is required. However, if full retrospective application for a group of insurance contracts is impracticable, then the entity is required to choose either a modified retrospective approach or a fair value approach.

The Group is currently assessing the impact of the standard upon adoption.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017 (continued)

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now.

In addition, besides the amendments to IFRS 12, which are effective for annual periods beginning on or after 1 January 2017, the Annual Improvements 2014-2016 Cycle issued in December 2016 set out amendments to IFRS 1 and IAS 28, which are effective for annual periods beginning on or after 1 January 2018. The Annual Improvements 2015-2017 Cycle issued in December 2017 set out amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23, which are effective for annual periods beginning on or after 1 January 2019. There is no material impact on the accounting policies of the Group as a result of these amendments.

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2017. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

Profit or loss and each component of OCI are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	derecognises the assets (including goodwill) and liabilities of the subsidiary;

•	derecognises the carrying amount of any non-controlling interests;

•	derecognises the cumulative translation differences recorded in equity;

•	recognises the fair value of the consideration received;

•	recognises the fair value of any investment retained;

•	recognises any surplus or deficit in profit or loss; and

•	reclassifies the Group’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed of the related assets or liabilities

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition- by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re- assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed in subsequent periods. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The investments in subsidiaries are accounted for only in the Company’s statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of controls as equity transactions. For shares purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposal of shares to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in OCI in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in OCI are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in OCI is reclassified to profit or loss as appropriate.

2.3	Associates and joint ventures

Associates are entities over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting rights of the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

Joint ventures are the type of joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

The Group’s share of post-acquisition profit or loss of its associates and joint ventures is recognised in net profit, and its share of post-acquisition movements in OCI is recognised in the consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any other unsecured receivables, the Group does not recognise further losses unless it has obligations to make payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interests in the associates or joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates and joint ventures’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associates or joint ventures at the date of acquisition. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Associates and joint ventures (continued)

The Group determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs of disposal and value in use. The impairment of investments in the associates and joint ventures is reviewed for possible reversal at each reporting date.

The investments in associates and joint ventures are stated at cost less impairment in the Company’s statement of financial position. The results of associates and joint ventures are accounted for by the Company on the basis of dividends received and receivable.

2.4	Segment reporting

The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the operating decision maker-president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies the following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluates the operating results of the segment to make resource allocation decision and to evaluate the business performance; and iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

2.5	Foreign currency translation

The Company’s functional currency is RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The reporting currency of the consolidated financial statements of the Group is RMB. Transactions in foreign currencies are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the end of the reporting period. Exchange differences arising in these cases are recognised in net profit.

2.6	Property, plant and equipment

Property, plant and equipment, are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after terms of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the assets as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Property, plant and equipment (continued)

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful lives as follows:

Estimated useful lives

Buildings	15 to 35 years
Office equipment, furniture and fixtures	3 to 11 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the shorter of the remaining term of the lease and the useful lives

The residual values, depreciation method and useful lives are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Assets under construction mainly represent buildings under construction, which are stated at cost less any impairment losses and are not depreciated, except for those acquired prior to 30 June 2003, which are stated at deemed cost less any accumulated impairment losses. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Assets under construction are reclassified to the appropriate category of property, plant and equipment, investment properties or other assets when completed and ready for use.

Impairment and gains or losses on disposals

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of an item of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in net profit.

2.7	Investment properties

Investment properties are interests in land and buildings that are held to earn rental income and/or for capital appreciation, rather than for the supply of services or for administrative purposes.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and any impairment loss.

Depreciation is computed on the straight-line basis over the estimated useful lives. The estimated useful lives of investment properties are 15 to 35 years.

Overseas investment properties that are held by the Group in the form of property ownership, equity investment, or other forms, have expected useful lives not longer than 50 years, determined based on the usage in their locations.

The useful lives and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Investment properties (continued)

An investment property is derecognised when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the statement of comprehensive income in the year of retirement or disposal. A transfer to, or from, an investment property is made when, and only when, there is evidence of a change in use.

2.8	Financial assets

2.8.a	Classification

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables, and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities fall into the following four categories:

(i)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated as at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short-term or if they form part of a portfolio of financial assets in which there is evidence of taking short-term profit. The Group may classify other financial assets as at fair value through profit or loss if they meet the criteria in IAS 39 and designated as such at inception.

(ii)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short-term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

(iv)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

2.8.b	Recognition and measurement

Purchase and sale of investments are recognised on the trade date, when the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.b	Recognition and measurement (continued)

Securities at fair value through profit or loss and available-for-sale securities are carried at fair value. Equity investments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are carried at cost, net of allowance for impairments. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortised cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in OCI. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains on financial assets.

Term deposits primarily represent traditional bank deposits which have fixed maturity dates and are stated at amortised cost.

Loans are carried at amortised cost, net of allowance for impairment.

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e., their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the lended money is outstanding. In the event of default by the counterparty, the Group has the right to the underlying securities held by the clearing house.

2.8.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to, the following:

•	significant financial difficulty of the issuer or debtor;

•	a breach of contract, such as a default or delinquency in payments;

•	it becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation; and

•	the disappearance of an active market for that financial asset because of financial difficulties.

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the following:

•	the market price of the equity securities was more than 50% below their cost at the reporting date;

•	the market price of the equity securities was more than 20% below their cost for a period of at least six months at the reporting date; and

•	the market price of the equity securities was below their cost for a period of more than one year (including one year) at the reporting date.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.c	Impairment of financial assets other than securities at fair value through profit or loss (continued)

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains on financial assets in the period the impairment is recognised. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

2.9	Fair value measurement

The Group measures financial instruments, such as securities at fair value through profit or loss and available-for-sale securities, at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of assets and liabilities is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Group at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described in Notes 4.3, 7, 10 and 40(b) based on the lowest level input that is significant to the fair value measurement as a whole.

For assets and liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between each level in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.10	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts

2.11.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contracts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at the discretion of the Group.

2.11.2	Insurance contracts

2.11.2.a	Recognition and measurement

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to net profit as incurred.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claims expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include the case-by-case estimation method, average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claims expenses based on the reasonable estimates of the future payments for claims expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life insurance, term life insurance, endowment insurance and annuity policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contract liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expense assumptions, and based on the following principles:

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2	Insurance contracts (continued)

2.11.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(a)	The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

•	additional non-guaranteed benefits, such as policyholder dividends; and

•	reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Group’s expense management control.

On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account the Group’s historical experience and expectation of future events. Changes in assumptions are recognised in net profit. Assumptions for the amortisation of residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b)	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognised in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognise Day 1 gain, whereas on the other hand, Day 1 loss is recognised in net profit immediately.

Margin comprises risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortised over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on sum assured of outstanding policies. The subsequent measurement of the residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of the residual margin.

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2	Insurance contracts (continued)

2.11.2.a	Recognition and measurement (continued)

(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:

•	insurance components

•	non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.11.3), which are stated in the investment contract liabilities.

2.11.2.b	Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognised in net profit.

2.11.2.c	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as expenses when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in net profit.

2.11.3	Investment contracts

Revenue from investment contracts with or without DPF is recognised as policy fee income, which consists of various fee incomes (policy fees, handling fees and management fees, etc.) during the period. Policy fee income net of acquisition cost is deferred as unearned revenue and amortised over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group at the higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

2.12	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are the portions owned by the external investors in the consolidated structured entities (open-ended funds). Such financial liabilities are designated at fair value upon initial recognition, and all realised or unrealised gains or losses are recognised in net profit.

2.13	Securities sold under agreements to repurchase

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore, securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e., their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.14	Bonds payable

Bonds payable primarily include subordinated debts. Subordinated debts are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

2.15	Derivative instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognised in net profit. Fair values are obtained from quoted market prices in active market, taking into consideration of recent market transactions or valuation techniques, including discounted cash flow models and option pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely related to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16	Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund pursuant to the relevant laws and regulations in the PRC, whereby the Group is required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period is included in administrative expenses and changes after the vesting period is included in net fair value gains through profit or loss in net profit. The related liability is included in other liabilities.

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.18	Other equity instruments

Other equity instruments are Core Tier 2 Capital Securities issued by the Group. These securities contain no contractual obligation to deliver cash or another financial asset; or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group; or to be settled in the Group’s own equity instruments. Therefore, the Group classifies these securities as other equity instruments. Fees, commissions and other transaction costs of these securities’ issuance are deducted from equity. The distributions of the securities are recognised as profit distribution at the time of declaration.

2.19	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognised as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

Revenue from investment contracts is recognised as policy fee income, which consists of various fee incomes (policy fees, handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition costs is deferred as unearned revenue and amortised over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.19	Revenue recognition (continued)

Investment income

Investment income comprises interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

2.20	Finance costs

Interest expenses for bonds payable, securities sold under agreements to repurchase and interest-bearing loans and borrowings are recognised within finance costs in net profit using the effective interest rate method.

2.21	Current and deferred income taxation

Income tax expense for the period comprises current and deferred tax. Income tax is recognised in net profit, except to the extent that it relates to items recognised directly in OCI where the income tax is recognised in OCI.

Current income tax assets and liabilities for the current period are calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulations are subject to interpretation.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed by the end of each reporting period and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor company are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rentals receivable under such operating leases are credited to the consolidated statement of comprehensive income on the straight-line basis over the lease terms.

Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated statement of comprehensive income on the straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognised as a reduction in rental expenses over the lease terms on the straight-line basis.

2.23	Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the consolidated statement of financial position but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that such outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.24	Dividend distribution

Dividend distribution to the Company’s equity holders is recognised as a liability in the Group’s consolidated financial statements in the year in which the dividends are approved by the Company’s equity holders.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, and expense assumptions are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses is reflected in the risk margin.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts (continued)

The residual margin relating to the long-term insurance contracts is amortised over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The impact of the various assumptions and their changes are described in Note 14.

3.2	Financial instruments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgements are those associated with the recognition of impairment and the measurement of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.8.c.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of judgements. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

•	debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•	equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing models. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

•	securities purchased under agreements to resell, policy loans, term deposits, interest-bearing loans and borrowings, and securities sold under agreements to repurchase: the carrying amounts of these assets in the consolidated statement of financial position approximate fair value.

•	fair value of other loans are obtained from valuation techniques.

For the description of valuation techniques, please refer to Note 4.3. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.3	Impairment of investments in associates and joint ventures

The Group assesses whether there are any indicators of impairment for investments in associates and joint ventures at the end of each reporting period. Investments in associates and joint ventures are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of investments in associates and joint ventures exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of investments in associates and joint ventures. When value in use calculations are undertaken, the Group must estimate the expected future cash flows from investments in associates and joint ventures and choose a suitable discount rate in order to calculate the present value of those cash flows.

3.4	Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transactions and activities for which the ultimate tax determination is uncertain, the Group needs to exercise significant judgement when determining the income tax. If the final settlement results of the tax matters are different from the amounts recorded, these differences will impact the final income tax expense and deferred tax for the period.

3.5	Determination of control over investee

The Group applies its judgement to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group issues certain structured entities (e.g. funds and asset management plans), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2017, the Group has consolidated some fund products issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), some debt investment schemes issued and managed by the Company’s subsidiary, China Life Asset Management Company Limited (“CL AMC”) and some trust schemes and debt investment schemes issued and managed by third parties in the consolidated financial statements. Please refer to Note 40(c) for the details.

4	RISK MANAGEMENT

Risk management is carried out by the Company’s Risk Management Committee under policies approved by the Company’s Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

4.1.1	Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and the uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to the pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments are less favourable than the underlying assumptions used in establishing the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random, and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.1	Types of insurance risks (continued)

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the types of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategies, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products, which contain risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurance agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of the credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

4.1.2	Concentration of insurance risks

All insurance operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

The table below presents the Group’s major products of long-term insurance contracts:

	For the year ended 31 December
	2017		2016
Product name	RMB million	%	RMB million	%

Premiums of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	59,636	12.83%	38,059	9.75%
Xin Fu Ying Jia Annuity (b)	40,588	8.73%	1,626	0.42%
Kang Ning Whole Life (c)	21,435	4.61%	22,420	5.74%
Hong Ying Participating Endowment (d)	3,019	0.65%	4,968	1.27%
Hong Tai Endowment (e)	166	0.04%	203	0.05%
Others (f)	340,054	73.14%	323,162	82.77%

Total	464,898	100.00%	390,438	100.00%

Insurance benefits of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	78	0.05%	67	0.04%
Xin Fu Ying Jia Annuity (b)	7,956	4.79%	277	0.15%
Kang Ning Whole Life (c)	4,197	2.52%	3,949	2.20%
Hong Ying Participating Endowment (d)	49,796	29.96%	73,261	40.72%
Hong Tai Endowment (e)	41,271	24.83%	25,093	13.95%
Others (f)	62,926	37.85%	77,255	42.94%

Total	166,224	100.00%	179,902	100.00%

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

	As at 31 December 2017		As at 31 December 2016
	RMB million	%	RMB million	%

Liabilities of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	69,280	3.47%	43,794	2.40%
Xin Fu Ying Jia Annuity (b)	19,771	0.99%	987	0.05%
Kang Ning Whole Life (c)	268,708	13.44%	244,112	13.37%
Hong Ying Participating Endowment (d)	70,506	3.53%	117,946	6.46%
Hong Tai Endowment (e)	16,730	0.84%	57,356	3.14%
Others (f)	1,554,071	77.73%	1,361,761	74.58%

Total	1,999,066	100.00%	1,825,956	100.00%

(a)	New Xin Feng is an endowment insurance contract with single premium. Its insured period is 5 years. This product is applicable to healthy policyholders between 18-year-old and 70-year-old. Both maturity and death benefits are paid at the basic sum insured. Accident death benefit is paid at 300% of the basic sum insured.

(b)	Xin Fu Ying Jia Annuity is an annuity insurance contract with the options for regular premium of 3 years, 5 years or 10 years. Its insured period extends from the effective date of Xin Fu Ying Jia Annuity to the corresponding date when policyholders reach the age of 88. This product is applicable to healthy policyholders between 28-day-old and 70-year-old. From the effective date to the contractual date starting to claim of Xin Fu Ying Jia Annuity, the annuity payment of first policy year is paid at 20% of the first premium of the product, the following annuity payments are paid at 20% of the basic sum insured by Xin Fu Ying Jia Annuity. From the first corresponding date after the contractual date starting to claim of annuity, to the corresponding date when the policyholders reach the age of 88-year-old, annuity is paid at 3% of the basic sum insured during the insured period if policyholders live to the annual corresponding effective date; annuity is paid at the premium received (without interest) during the insured period if policyholders live to the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the premium received (without interest) or the cash value of the contract, whichever greater when death incurred before the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the cash value of the contract when death incurred after contractual date starting to claim of annuity; the contract terminates and accidental death benefit is paid at the premium received (without interest) less any death benefit paid when accidents occurred and due to which death incurred within 180 days.

(c)	Kang Ning is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. This product is applicable to healthy policyholders under 70-year-old. The critical illness benefit is paid at 200% of the basic sum insured. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(d)	Hong Ying is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred during taking a train, a ship or a flight period, death benefit is paid at 300% of the basic sum insured for a single premium policy or 300% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred out of the period of taking a train, a ship or a flight, death benefit is paid at 200% of the basic sum insured for a single premium policy or 200% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy.

(e)	Hong Tai is long-term individual participating endowment insurance contract with options for single premium or regular premium of 10 years, designed for healthy policyholders of age between 30-day-old and 75-year-old. Insured period can be 5 years, 6 years or 10 years. Maturity benefit for single premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease death benefit incurred within first year is paid at premium received (without interest). All other death benefits incurred are paid at basic sum insured or basic sum insured multiplied by the number of year of premium payments for single premium and regular premium, respectively.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

4.1.3	Sensitivity analysis

Sensitivity analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB19,731 million or RMB20,559 million (as at 31 December 2016: RMB16,746 million or RMB17,492 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB1,940 million or RMB1,989 million (as at 31 December 2016: RMB2,823 million or RMB2,953 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB70,732 million or RMB80,152 million (as at 31 December 2016: RMB57,591 million or RMB65,427 million) higher or lower, respectively.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB445 million (as at 31 December 2016: RMB372 million) lower or higher, respectively.

The following table indicates the claim development for short-term insurance contracts without taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2013	2014	2015	2016	2017	Total

Year end	11,476	16,499	20,497	27,120	33,926
1 year later	11,872	17,265	21,427	27,303
2 years later	11,775	16,726	21,422
3 years later	11,775	16,726
4 years later	11,775

Estimated accumulated claims expenses	11,775	16,726	21,422	27,303	33,926	111,152
Accumulated claims expenses paid	(11,775)	(16,726)	(21,422)	(26,047)	(21,404)	(97,374)

Unpaid claims expenses	—	—	—	1,256	12,522	13,778

The following table indicates the claim development for short-term insurance contracts taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2013	2014	2015	2016	2017	Total

Year end	11,331	16,379	20,359	26,897	33,700
1 year later	11,743	17,127	21,262	27,107
2 years later	11,645	16,589	21,259
3 years later	11,645	16,589
4 years later	11,645

Estimated accumulated claims expenses	11,645	16,589	21,259	27,107	33,700	110,300
Accumulated claims expenses paid	(11,645)	(16,589)	(21,259)	(25,860)	(21,273)	(96,626)

Unpaid claims expenses	—	—	—	1,247	12,427	13,674

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 9.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally composed of term deposits, debt securities and loans which are exposed to interest rate risk. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.

As at 31 December 2017, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB35 million lower or higher (as at 31 December 2016: RMB160 million higher or lower), respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits – restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB11,463 million or RMB8,306 million (as at 31 December 2016: RMB6,948 million or RMB6,948 million) lower or higher, as a result of a decrease or increase in the fair value of available-for-sale securities.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk largely because China’s capital markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

As at 31 December 2017, if the prices of all the Group’s equity securities had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB3,341 million or RMB5,393 million (as at 31 December 2016: RMB3,263 million or RMB3,400 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB23,423 million or RMB32,651 million (as at 31 December 2016: RMB24,999 million or RMB28,153 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulted from changes in foreign currency exchange rates. The Group’s currency risk exposure mainly arises from cash and cash equivalents, term deposits, debt investments, equity investments, interest-bearing loans and borrowings denominated in currencies other than the functional currency, such as US dollar, HK dollar, GB pound and EUR, etc.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarises financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2017 and 2016, expressed in RMB equivalent:

As at 31 December 2017	US dollar	HK dollar	GB pound	EUR	Others	Total

Financial assets
Equity securities
– Available-for-sale securities	8,697	28,859	—	—	—	37,556
– Securities at fair value through profit or loss	4,707	146	1,088	2,690	1,198	9,829
Debt securities
– Held-to-maturity securities	155	—	—	—	—	155
– Loans	952	—	—	—	—	952
– Available-for-sale securities	1,229	—	—	—	—	1,229
– Securities at fair value through profit or loss	435	—	18	5	5	463
Term deposits	7,744	—	—	—	—	7,744
Cash and cash equivalents	1,246	185	282	128	3	1,844

Total	25,165	29,190	1,388	2,823	1,206	59,772

Financial liabilities
Interest-bearing loans and other borrowings	12,480	—	2,413	3,901	—	18,794

Total	12,480	—	2,413	3,901	—	18,794

As at 31 December 2016	US dollar	HK dollar	GB pound	EUR	Others	Total

Financial assets
Equity securities
– Available-for-sale securities	6,968	12,791	—	—	148	19,907
– Securities at fair value through profit or loss	3,906	128	1,115	2,475	1,135	8,759
Debt securities
– Held-to-maturity securities	164	—	—	—	—	164
– Securities at fair value through profit or loss	348	—	14	3	13	378
Term deposits	6,106	—	—	—	—	6,106
Cash and cash equivalents	2,685	2,083	145	39	9	4,961

Total	20,177	15,002	1,274	2,517	1,305	40,275

Financial liabilities
Interest-bearing loans and other borrowings	13,100	—	2,339	731	—	16,170

Total	13,100	—	2,339	731	—	16,170

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2017, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB308 million (as at 31 December 2016: RMB420 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre- tax available-for-sale reserve in equity would have been RMB3,541 million (as at 31 December 2016: RMB1,743 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities at fair value. The actual exchange gains in 2017 were RMB52 million (2016: exchange gains of RMB582 million).

4.2.2	Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by the China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment to lower the credit risk.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2017 and 2016.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterparties’ debt securities or term deposits of which the Group could take the ownership if the owner of the collateral defaults. Policy loans and most of premium receivables are collateralised by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2017, 99.9% (as at 31 December 2016: 99.0%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at 31 December 2017, 99.9% (as at 31 December 2016: 99.9%) of the subordinated bonds or debts held by the Group either had credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds, debts or their issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC and updated at each reporting date.

As at 31 December 2017, 99.8% (as at 31 December 2016: 99.5%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits- restricted, other loans, and cash and cash equivalents will not cause a material impact on the Group’s consolidated financial statements as at 31 December 2017 and 2016.

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration their collateral held and maturity terms of no more than one year as at 31 December 2017 and 2016.

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2017	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	409,528	409,528	—	—	—	—
Debt securities	1,255,052	—	127,830	240,582	271,538	1,240,465
Loans	383,504	—	141,679	105,063	64,386	128,753
Term deposits	449,400	—	104,976	252,571	133,013	2,823
Statutory deposits – restricted	6,333	—	4,084	734	2,106	—
Securities purchased under agreements to resell	36,185	—	36,185	—	—	—
Accrued investment income	50,641	—	44,789	5,602	250	—
Premiums receivable	14,121	—	14,121	—	—	—
Cash and cash equivalents	48,586	—	48,586	—	—	—

Subtotal	2,653,350	409,528	522,250	604,552	471,293	1,372,041

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	2,025,133	—	16,319	221,905	47,109	(3,807,542)
Investment contracts	232,500	—	(15,308)	(29,981)	(26,892)	(388,320)

Contractual cash outflows
Securities sold under agreements to repurchase	87,309	—	(87,309)	—	—	—
Financial liabilities at fair value through profit or loss	2,529	(2,529)	—	—	—	—
Annuity and other insurance balances payable	44,820	—	(44,820)	—	—	—
Interest-bearing loans and other borrowings	18,794	—	(1,240)	(18,557)	—	—

Subtotal	2,411,085	(2,529)	(132,358)	173,367	20,217	(4,195,862)

Net cash inflows/(outflows)	242,265	406,999	389,892	777,919	491,510	(2,823,821)

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2016	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	421,383	421,383	—	—	—	—
Debt securities	1,148,894	—	210,589	214,105	188,740	1,014,074
Loans	226,573	—	119,247	47,606	41,697	55,106
Term deposits	538,325	—	199,657	260,065	117,012	8,858
Statutory deposits – restricted	6,333	—	1,909	4,720	209	—
Securities purchased under agreements to resell	43,538	—	43,538	—	—	—
Accrued investment income	55,945	—	44,722	11,100	123	—
Premiums receivable	13,421	—	13,421	—	—	—
Cash and cash equivalents	67,046	—	67,046	—	—	—

Subtotal	2,521,458	421,383	700,129	537,596	347,781	1,078,038

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	1,847,986	—	(43,322)	97,236	35,088	(3,229,394)
Investment contracts	195,706	—	(15,880)	(34,147)	(33,128)	(259,905)

Contractual cash outflows
Securities sold under agreements to repurchase	81,088	—	(81,088)	—	—	—
Financial liabilities at fair value through profit or loss	2,031	(2,031)	—	—	—	—
Annuity and other insurance balances payable	39,038	—	(39,038)	—	—	—
Interest-bearing loans and other borrowings	16,170	—	(1,138)	(16,159)	—	—
Bonds payable	37,998	—	(39,032)	—	—	—

Subtotal	2,220,017	(2,031)	(219,498)	46,930	1,960	(3,489,299)

Net cash inflows/(outflows)	301,441	419,352	480,631	584,526	349,741	(2,411,261)

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, the lapse rate, the loss ratio of short-term insurance contracts, expense and other assumptions. Actual experience may differ from estimates.

The liquidity analysis above does not include policyholder dividends payable amounting to RMB83,910 million as at 31 December 2017 (as at 31 December 2016: RMB87,725 million). As at 31 December 2017, declared dividends of RMB68,731 million (as at 31 December 2016: RMB64,623 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB56,709 million and RMB173,557 million, respectively for the year ended 31 December 2017 (2016: RMB53,271 million and RMB140,565 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives for managing capital are to comply with the insurance capital requirements based on the minimum capital and actual capital required by the CIRC, prevent risk in operation and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. The Group replenishes capital to improve the solvency ratio by issuing subordinated bonds and Core Tier 2 Capital Securities according to the relevant laws and the approval of the relevant authorities.

The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement, statutory insurance fund requirement, statutory reserve fund requirement and general reserve requirement discussed in detail in Note 9.4, Note 20 and Note 36, respectively.

The Group manages capital to ensure its continuous and full compliance with the regulations mainly through monitoring its quarterly solvency ratios, as well as the solvency ratio based on annual stress testing.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

The table below summarises the core and comprehensive solvency ratio, core capital, actual capital and minimum capital of the Company under Insurance Institution Solvency Regulations (No.1-No.17):

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Core capital	706,516	639,396
Actual capital	706,623	677,768
Minimum capital	254,503	228,080
Core solvency ratio	278%	280%
Comprehensive solvency ratio	278%	297%

According to the solvency ratios results mentioned above, and the unquantifiable evaluation results of operational risk, strategic risk, reputational risk and liquidity risk of insurance companies, the CIRC evaluates the comprehensive solvency of insurance companies and supervises insurance companies by classifying them into four categories:

(i)	Category A: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are very low;

(ii)	Category B: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are low;

(iii)	Category C: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are high;

(iv)	Category D: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are severe.

According to Cai Kuai Bu Han [2017] No.1510 Notification of the Evaluation Results of Integrated Risk Rating (Classification Regulation) for the Third Quarter of 2017, released by the CIRC, the latest Integrated Risk Rating result of the Company was Category A.

4.3	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

Under certain conditions, the Group may not receive a price quote from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 31 December 2017, assets classified as Level 1 accounted for approximately 32.93% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 31 December 2017, assets classified as Level 2 accounted for approximately 51.20% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 31 December 2017, assets classified as Level 3 accounted for approximately 15.87% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the market comparison approach, etc.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2017:

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities	196,673	48,989	89,111	334,773
– Debt securities	46,898	350,893	57,333	455,124
Securities at fair value through profit or loss
– Equity securities	52,300	963	655	53,918
– Debt securities	9,301	73,590	—	82,891

Total	305,172	474,435	147,099	926,706

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,529)	—	—	(2,529)
Investment contracts at fair value through profit or loss	(12)	—	—	(12)

Total	(2,541)	—	—	(2,541)

The following table presents the changes in Level 3 assets for the year ended 31 December 2017:

			Securities at fair
			value through
	Available-for-sale securities		profit or loss
	Debt securities	Equity securities	Equity securities	Total
	RMB million	RMB million	RMB million	RMB million

Opening balance	13,733	76,445	1,061	91,239
Purchases	47,909	15,197	—	63,106
Transferred into Level 3	—	2,842	695	3,537
Transferred out of Level 3	—	(5,598)	(1,059)	(6,657)
Total gains/(losses) recorded in profit or loss	—	—	(42)	(42)
Total gains/(losses) recorded in other comprehensive income	(519)	315	—	(204)
Disposals	—	(90)	—	(90)
Maturity	(3,790)	—	—	(3,790)

Closing balance	57,333	89,111	655	147,099

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2016:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities	183,222	86,161	76,445	345,828
– Debt securities	28,562	357,463	13,733	399,758
Securities at fair value through profit or loss
– Equity securities	52,790	867	1,061	54,718
– Debt securities	37,172	117,234	—	154,406

Total	301,746	561,725	91,239	954,710

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,031)	—	—	(2,031)
Investment contracts at fair value through profit or loss	(12)	—	—	(12)

Total	(2,043)	—	—	(2,043)

The following table presents the changes in Level 3 assets for the year ended 31 December 2016:

	Available-for-sale securities		Securities at fair value through profit or loss
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million		Total RMB million

Opening balance	501	62,343	1,884		64,728
Purchases	13,533	12,499	—		26,032
Transferred into Level 3	—	1,326	1,128		2,454
Transferred out of Level 3 Total gains/(losses) recorded in profit or loss	— —	(2,054 —)	(1,884 (67	) )	(3,938 (67	) )
Total gains/(losses) recorded in other comprehensive income	—	2,331	—		2,331
Maturity	(301)	—	—		(301)

Closing balance	13,733	76,445	1,061		91,239

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The assets whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value, during the year ended 31 December 2017, RMB19,275 million (2016: RMB8,932 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB9,652 million (2016: RMB8,668 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 1 and Level 2.

For the years ended 31 December 2017 and 2016, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2017 and 2016, unobservable inputs such as the weighted average cost of capital and liquidity discount were used in the valuation of assets at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 33, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	429,822	67,708	14,436	—	—	511,966
– Term life	4,110	—	—	—	—
– Whole life	36,496	—	—	—	—
– Endowment	198,418	—	—	—	—
– Annuity	190,798	—	—	—	—
Net premiums earned	429,267	63,323	14,320	—	—	506,910
Investment income	115,316	5,454	456	1,501	—	122,727
Net realised gains on financial assets	41	2	—	(1)	—	42
Net fair value gains through profit or loss	5,690	269	23	201	—	6,183
Other income	1,276	75	—	7,268	(1,126)	7,493
Including: inter-segment revenue	—	—	—	1,126	(1,126)	—

Segment revenues	551,590	69,123	14,799	8,969	(1,126)	643,355

Benefits, claims and expenses
Insurance benefits and claims expenses	(257,300)	(2,383)	(25)	—	—	(259,708)
Life insurance death and other benefits	—	(27,992)	(5,826)	—	—	(33,818)
Accident and health claims and claim adjustment expenses	(152,110)	(20,249)	(158)	—	—	(172,517)
Increase in insurance contract liabilities	(7,798)	(278)	—	—	—	(8,076)
Investment contract benefits	(21,748)	(123)	—	—	—	(21,871)
Policyholder dividends resulting from participation in profits Underwriting and policy acquisition costs	(48,781)	(8,494)	(4,565)	(2,949)	—	(64,789)
Finance costs	(3,967)	(187)	(16)	(431)	—	(4,601)
Administrative expenses	(24,286)	(5,615)	(3,423)	(2,629)	—	(35,953)
Other expenses	(5,508)	(376)	(147)	(1,521)	1,126	(6,426)
Including: inter-segment expenses	(1,071)	(51)	(4)	—	1,126	—
Statutory insurance fund contribution	(777)	(180)	(111)	—	—	(1,068)

Segment benefits, claims and expenses	(522,275)	(65,877)	(14,271)	(7,530)	1,126	(608,827)

Share of profit of associates and joint ventures, net	—	—	—	7,143	—	7,143

Segment results	29,315	3,246	528	8,582	—	41,671

Income tax						(8,919)

Net profit						32,752

Attributable to
– Equity holders of the Company						32,253
– Non-controlling interests						499

Other comprehensive income attributable to equity holders of the Company	(7,838)	(370)	(31)	327	—	(7,912)

Depreciation and amortisation	1,513	351	216	160	—	2,240

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

5	SEGMENT INFORMATION (continued)

	As at 31 December 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	2,478,739	114,045	9,390	38,422	—	2,640,596
Others	8,402	8,149	552	161,472	—	178,575

Segment assets	2,487,141	122,194	9,942	199,894	—	2,819,171

Unallocated
Property, plant and equipment						42,707
Others						35,713

Total						2,897,591

Liabilities
Insurance contracts	1,914,597	102,190	8,346	—	—	2,025,133
Investment contracts	218,436	14,064	—	—	—	232,500
Securities sold under agreements to repurchase	81,163	3,832	321	1,993	—	87,309
Others	41,888	3,123	224	21,323	—	66,558

Segment liabilities	2,256,084	123,209	8,891	23,316	—	2,411,500

Unallocated
Others						160,781

Total						2,572,281

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	361,905	54,010	14,583	—	—	430,498
– Term life	3,871	—	—	—	—
– Whole life	29,524	—	—	—	—
– Endowment	188,415	—	—	—	—
– Annuity	140,095	—	—	—	—
Net premiums earned	361,649	50,590	13,991	—	—	426,230
Investment income	103,723	4,122	403	899	—	109,147
Net realised gains on financial assets	5,823	231	23	(39)	—	6,038
Net fair value gains through profit or loss	(6,436)	(255)	(25)	(378)	—	(7,094)
Other income	1,345	86	—	5,919	(890)	6,460
Including: inter-segment revenue	—	—	—	890	(890)	—

Segment revenues	466,104	54,774	14,392	6,401	(890)	540,781

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(251,155)	(1,977)	(25)	—	—	(253,157)
Accident and health claims and claim adjustment expenses	—	(21,958)	(5,311)	—	—	(27,269)
Increase in insurance contract liabilities	(109,767)	(16,578)	(274)	—	—	(126,619)
Investment contract benefits	(5,091)	(225)	—	—	—	(5,316)
Policyholder dividends resulting from participation in profits	(15,787)	(96)	—	—	—	(15,883)
Underwriting and policy acquisition costs	(38,459)	(6,906)	(4,441)	(2,216)	—	(52,022)
Finance costs	(4,395)	(174)	(17)	(181)	—	(4,767)
Administrative expenses	(22,248)	(4,373)	(2,899)	(2,334)	—	(31,854)
Other expenses	(3,666)	(256)	(467)	(1,360)	890	(4,859)
Including: inter-segment expenses	(853)	(34)	(3)	—	890	—
Statutory insurance fund contribution	(804)	(138)	(106)	—	—	(1,048)

Segment benefits, claims and expenses	(451,372)	(52,681)	(13,540)	(6,091)	890	(522,794)

Share of profit of associates and joint ventures, net	—	—	—	5,855	—	5,855

Segment results	14,732	2,093	852	6,165	—	23,842

Income tax						(4,257)

Net profit						19,585

Attributable to
– Equity holders of the Company						19,127
– Non-controlling interests						458

Other comprehensive income attributable to equity holders of the Company	(23,433)	(930)	(91)	(1,320)	—	(25,774)

Depreciation and amortisation	1,490	257	196	140	—	2,083

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

5	SEGMENT INFORMATION (continued)

	As at 31 December 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	2,379,782	92,220	8,906	27,392	—	2,508,300
Others	8,165	6,776	491	119,766	—	135,198

Segment assets	2,387,947	98,996	9,397	147,158	—	2,643,498

Unallocated
Property, plant and equipment						30,389
Others						23,064

Total						2,696,951

Liabilities
Insurance contracts	1,762,363	77,837	7,786	—	—	1,847,986
Investment contracts	183,773	11,933	—	—	—	195,706
Securities sold under agreements to repurchase	77,649	3,081	302	56	—	81,088
Others	73,277	3,563	338	18,194	—	95,372

Segment liabilities	2,097,062	96,414	8,426	18,250	—	2,220,152

Unallocated
Others						169,151

Total						2,389,303

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2017	25,362	6,837	1,424	10,548	1,553	45,724
Transfers upon completion	7,073	49	—	(7,520)	312	(86)
Additions	70	450	174	15,747	13	16,454
Transfers into investment properties	—	—	—	(1,931)	—	(1,931)
Disposals	(48)	(463)	(195)	(148)	(48)	(902)

As at 31 December 2017	32,457	6,873	1,403	16,696	1,830	59,259

Accumulated depreciation
As at 1 January 2017	(8,311)	(4,934)	(998)	—	(1,068)	(15,311)
Charge for the year	(953)	(632)	(144)	—	(181)	(1,910)
Disposals	16	444	187	—	46	693

As at 31 December 2017	(9,248)	(5,122)	(955)	—	(1,203)	(16,528)

Impairment
As at 1 January 2017	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Transfers into investment properties	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2017	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2017	17,027	1,903	426	10,548	485	30,389

As at 31 December 2017	23,185	1,751	448	16,696	627	42,707

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2016	24,253	6,616	1,387	7,565	1,308	41,129
Transfers upon completion	1,176	—	—	(1,438)	256	(6)
Additions	37	653	177	4,896	16	5,779
Disposals	(104)	(432)	(140)	(475)	(27)	(1,178)

As at 31 December 2016	25,362	6,837	1,424	10,548	1,553	45,724

Accumulated depreciation
As at 1 January 2016	(7,446)	(4,738)	(1,005)	—	(942)	(14,131)
Charge for the year	(901)	(622)	(130)	—	(148)	(1,801)
Disposals	36	426	137	—	22	621

As at 31 December 2016	(8,311)	(4,934)	(998)	—	(1,068)	(15,311)

Impairment
As at 1 January 2016	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2016	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2016	16,783	1,878	382	7,565	366	26,974

As at 31 December 2016	17,027	1,903	426	10,548	485	30,389

As at 31 December 2017, the net book value of buildings above which are in process to obtain title certificates is RMB6,209 million (31 December 2016: Not significant).

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

7	INVESTMENT PROPERTIES

Buildings RMB million

Cost
As at 1 January 2017	1,435
Additions	1,931

As at 31 December 2017	3,366

Accumulated depreciation
As at 1 January 2017	(244)
Charge for the year	(58)

As at 31 December 2017	(302)

Net book value
As at 1 January 2017	1,191

As at 31 December 2017	3,064

Fair value
As at 1 January 2017	2,201

As at 31 December 2017	4,629

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

7	INVESTMENT PROPERTIES (continued)

Buildings RMB million

Cost
As at 1 January 2016	1,435
Additions	—

As at 31 December 2016	1,435

Accumulated depreciation
As at 1 January 2016	(198)
Charge for the year	(46)

As at 31 December 2016	(244)

Net book value
As at 1 January 2016	1,237

As at 31 December 2016	1,191

Fair value
As at 1 January 2016	2,238

As at 31 December 2016	2,201

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorised as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased, constructed or developed or for repairs, maintenance and enhancements.

As at 31 December 2017, the net book value of investment properties which are in process to obtain title certificates is RMB1,872 million (31 December 2016: Nil).

The fair value of investment properties of the Group as at 31 December 2017 amounted to RMB4,629 million (as at 31 December 2016: RMB2,201 million), which was estimated by the Group having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

The Group uses the market comparison approach as its primary method to estimate the fair value of its investment properties. Under the market comparison approach, the estimated fair value of a property is based on the average sale price of comparable properties recently sold, with consideration of the comprehensive adjustment coefficient, which is composed of a number of adjusting factors, including the time and the conditions of sale, the geographical location, age, decoration, floor area, lot size of the property and other factors.

Under the market comparison approach, an increase (decrease) in the comprehensive adjustment coefficient will result in an increase (decrease) in the fair value of investment properties.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2017 RMB million	2016 RMB million

As at 1 January	119,766	47,175
Change of the cost	37,110	68,387
Share of profit or loss	7,143	5,855
Declared dividends	(1,862)	(820)
Other equity movements	(685)	(831)

As at 31 December	161,472	119,766

				Movement
	Accounting method	Cost	As at 31 December 2016	Change of the cost		Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2017	Percentage of equity interest	Accumulated amount of impairment

Associates
China Guangfa Bank Co., Ltd. (“CGB”) (i)	Equity Method	32,162	50,229	—		4,186	—	(956)	—	53,459	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (ii)	Equity Method	11,245	12,680	—		1,201	(553)	298	—	13,626	29.79%	(1,010)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	7,929	—		328	(69)	(3)	—	8,185	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,419	—		47	—	—	—	1,466	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	20,000	—		1,351	(20)	16	—	21,347	43.86%	—
China United Network Communications Limited (“China Unicom”) (iii)	Equity Method	21,829	—	21,829	Note	(18)	—	(28)	—	21,783	10.56%	—
Others (iv)	Equity Method	9,948	10,407	—		567	(776)	(466)	—	9,732		—

Subtotal		102,523	102,664	21,829		7,662	(1,418)	(1,139)	—	129,598		(1,010)

Joint ventures
China Life (Sanya) Health Investments Co., Ltd (“Sanya Company”)	Equity Method	306	301	—		(10)	—	—	—	291	51.00%	—
Others (iv)	Equity Method	33,349	16,801	15,281		(509)	(444)	454	—	31,583		—

Subtotal		33,655	17,102	15,281		(519)	(444)	454	—	31,874		—

Total		136,178	119,766	37,110		7,143	(1,862)	(685)	—	161,472		(1,010)

Note: Including	the amount originally held by the Company.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

8	INVESTMENT IN ASSOCIATES AND JOINT VENTURES (continued)

(i)	The Company proposed to subscribe for 1,869,586,305 additional shares offering of CGB at no more than RMB7.01 per share, with a total consideration of RMB13.2 billion. The specific subscription price and quantity will be subject to the adjustment based on the valuation result filed to state-owned assets authority. Upon the completion of transaction, the Company will hold 43.686% of CGB’s ownership interest, unchanged from prior to the transaction. As at 31 December 2017, the transaction has been reviewed and approved by the Board of Directors of the Company, and the relevant parties of the transaction have not entered into the contracts.

(ii)	The 2016 final dividend of HKD0.12 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 18 May 2017. The Company received a cash dividend amounting to RMB239 million. The 2017 interim dividend of HKD0.167 in cash per ordinary share was approved and declared by the board of directors of Sino-Ocean on 23 August 2017. The Company received a cash dividend amounting to RMB314 million.

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 29 December 2017 (the last trading day in 2017), the stock price of Sino-Ocean was HKD5.39 per share. As at 31 December 2017, an impairment loss of RMB1.01 billion for the investment in Sino-Ocean had been made by the Group. The Group performed an impairment test to this investment on 31 December 2017. The recoverable amount of this investment valued by the Group approximated to the carrying amount and therefore no impairment loss was made for this investment in 2017.

(iii)	On 16 August 2017, the Company entered into an agreement to acquire 3,177,159,590 non-public offering of A ordinary shares of China Unicom, with a total consideration of RMB21.7 billion to participate into the Mixed Ownership Reform of China Unicom. Upon the completion of the transaction as at 31 October 2017, the Group’s share percentage of China Unicom increased from 0.08% to 10.56%, making the Company the second largest shareholder of China Unicom. In accordance with the articles of China Unicom, the Company is entitled to nominate candidates for the Board of Directors and Supervisors. The candidate of Board of Directors nominated by the Company was approved in the General Meeting of China Unicom on 8 February 2018. The management considered that the Group can exert significant influence upon China Unicom, and therefore accounted for it as an associate. On 29 December 2017 (the last trading day in 2017), the stock price of China Unicom was RMB6.33 per share. As at 31 December 2017, the Company had not yet completed the valuation for fair value of the identifiable net assets of China Unicom.

(iv)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(v)	Except for a 36-month restricted period of the investment in China Unicom, as mentioned in (iii), the Group has no restrictions to transact other investments in associates and joint ventures.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

As at 31 December 2017, the major associates and joint venture of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held

Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.79%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.56%

Joint venture
Sanya Company	PRC	51.00%

As at 31 December 2016, the major associates and joint venture of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held

Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.991%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%

Joint venture
Sanya Company	PRC	51.00%

The following table illustrates the financial information of the Group’s major associates and joint venture as at 31 December 2017 and for the year ended 31 December 2017:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Sanya Company RMB million
Total assets	2,072,915	191,894	79,601	10,651	36,243	573,617	888
Total liabilities	1,959,069	133,166	59,138	8,020	934	266,599	317
Total equity	113,846	58,728	20,463	2,631	35,309	307,018	571
Total equity attributable to equity holders of the associates and joint ventures	113,846	48,502	20,463	2,631	35,309	135,393	571
Total adjustments (i)	2,267	(2,617)	—	—	676	—	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	116,113	45,885	20,463	2,631	35,985	135,393	571
Proportion of the Group’s ownership	43.686%	29.79%	40.00%	35.00%	43.86%	10.56%	51.00%
Gross carrying value of the investments	53,459	14,636	8,185	1,466	21,347	21,783	291
Impairment	—	(1,010)	—	—	—	—	—
Net carrying value of the investments	53,459	13,626	8,185	1,466	21,347	21,783	291

Total revenues	50,531	49,236	61,142	399	5,644	274,829	—
Net profit/(loss)	10,204	6,259	820	135	3,055	1,684	(20)
Other comprehensive income	(2,332)	912	(35)	—	—	(230)	—
Total comprehensive income	7,872	7,171	785	135	3,055	1,454	(20)

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the financial information of the Group’s major associates and joint venture as at 31 December 2016 and for the year ended 31 December 2016:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	Sanya Company RMB million

Total assets	2,047,592	151,265	72,773	11,287	37,231	799
Total liabilities	1,941,618	101,935	52,950	8,710	5,014	208
Total equity	105,974	49,330	19,823	2,577	32,217	591
Total equity attributable to equity holders of the associates and joint ventures	105,974	43,999	19,823	2,496	32,217	591
Total adjustments (i)	3,163	(1,576)	—	—	—	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	109,137	42,423	19,823	2,496	32,217	591
Proportion of the Group’s ownership	43.686%	29.991%	40.00%	35.00%	43.86%	51.00%
Gross carrying value of the investments	50,229	13,690	7,929	1,419	20,000	301
Impairment	—	(1,010)	—	—	—	—
Net carrying value of the investments	50,229	12,680	7,929	1,419	20,000	301

Total revenues	55,276	37,748	55,728	375	2,339	1
Net profit/(loss)	9,504	4,446	1,157	66	631	(9)
Other comprehensive income	(1,070)	(164)	(526)	—	—	—
Total comprehensive income	8,434	4,282	631	66	631	(9)

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2017 and 31 December 2016. The Group had a capital contribution commitment of RMB20.996 billion with a joint venture as at 31 December 2017 (31 December 2016: RMB2,991 million). The capital contribution commitment amount has been included in the capital commitments in Note 39.

(i)	Including adjustments for the difference of accounting policies, fair value and others.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Debt securities
Government bonds	125,866	97,196
Government agency bonds	241,808	169,001
Corporate bonds	200,869	178,444
Subordinated bonds/debts	148,494	150,089

Total	717,037	594,730

Debt securities
Listed in Mainland, PRC	91,631	64,192
Listed in Hong Kong, PRC	136	144
Listed in Singapore	19	20
Unlisted	625,251	530,374

Total	717,037	594,730

The estimated fair value of all held-to-maturity securities was RMB692,984 million as at 31 December 2017 (as at 31 December 2016: RMB619,152 million).

Unlisted debt securities include those traded on the Chinese interbank market.

Debt securities – Contractual maturity schedule	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Maturing:
Within one year	22,496	30,615
After one year but within five years	112,932	71,661
After five years but within ten years	288,496	231,608
After ten years	293,113	260,846

Total	717,037	594,730

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

9	FINANCIAL ASSETS (continued)

9.2	Loans

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Policy loans	107,957	92,442
Other loans (i)	275,547	134,131

Total	383,504	226,573

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Maturing:
Within one year	128,856	112,592
After one year but within five years	132,575	70,978
After five years but within ten years	90,556	25,503
After ten years	31,517	17,500

Total	383,504	226,573

(i)	Other loans mainly consisted of different types of asset management products. As at 31 December 2017, asset management products of RMB44,835 million (as at 31 December 2016: RMB37,679 million) were owned by the Group, which are issued by CL AMC (including its subsidiaries), a subsidiary of the Company. The total assets of those products were RMB62,015 million (as at 31 December 2016: RMB114,499 million). Meanwhile, the Group also owned asset management products of RMB202,255 million (as at 31 December 2016: RMB77,999 million) issued by other financial institutions. Asset management products are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. The Group did not guarantee or provide any financing support for other loans, and considers that the carrying value of other loans represents its maximum risk exposure.

During the year ended 31 December 2017, the Group’s investment income from the above asset management products was RMB10,150 million (2016: RMB6,820 million), and the related asset management fee received by AMC (including its subsidiaries) for all asset management products it issued was RMB222 million (2016: RMB236 million).

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

9	FINANCIAL ASSETS (continued)

9.3	Term deposits

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Maturing:
Within one year	97,076	185,835
After one year but within five years	349,524	344,790
After five years but within ten years	2,800	7,700

Total	449,400	538,325

As at 31 December 2017, term deposits of RMB16.691 billion (2016: RMB13.2 billion) deposited in banks for overseas borrowings backed by domestic deposits business are restricted to use.

In September 2016, CL Hotel Investor, L.P. and Glorious Fortune Forever Limited, subsidiaries of the Company, entered into a loan agreement with the New York and Seoul branches of the Agricultural Bank of China, respectively. In December 2016, Sunny Bamboo Limited and Golden Bamboo Limited, subsidiaries of the Company, entered into a loan agreement with the Hong Kong branch of the Agricultural Bank of China. As at 31 December 2017, the Company arranged overseas borrowings backed by domestic term deposit transactions with the Beijing Xicheng branch of the Agricultural Bank of China with amounts of RMB6,861 million, RMB7,080 million and RMB750 million, respectively.

On 6 December 2017, New Fortune Wisdom Limited and New Capital Wisdom Limited, subsidiaries of the Company’s subsidiary, Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (“Guo Yang Guo Sheng”), entered into a loan agreement with a subsidiary of the Agricultural Bank of China. Guo Yang Guo Sheng arranged overseas borrowings backed by domestic deposit transactions with the Beijing Xicheng branch of the Agricultural Bank of China. As at 31 December 2017, the amounts of term deposits and current deposits are RMB2,000 million and RMB1,247 million, respectively.

9.4	Statutory deposits – restricted

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Contractual maturity schedule:
Within one year	3,933	1,720
After one year but within five years	2,400	4,613

Total	6,333	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	24,632	21,653
Government agency bonds	157,765	146,310
Corporate bonds	197,133	188,337
Subordinated bonds/debts	13,495	16,708
Wealth management products	430	11,321
Others (i)	61,669	15,429

Subtotal	455,124	399,758

Equity securities
Funds	91,344	105,290
Common stocks	129,424	100,131
Preferred stocks	31,651	27,880
Wealth management products	40,327	81,854
Others (i)	42,027	30,673

Subtotal	334,773	345,828

Available-for-sale securities, at cost
Equity securities
Others (i)	20,837	20,837

Total	810,734	766,423

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds and trust schemes. The Group did not guarantee or provide any financing support for other available-for-sale securities, and considered that the carrying value of other available-for-sale securities represents its maximum risk exposure.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities (continued)

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Debt securities
Listed in Mainland, PRC	44,929	37,163
Unlisted	410,195	362,595

Subtotal	455,124	399,758

Equity securities
Listed in Mainland, PRC	93,384	91,011
Listed in Hong Kong, PRC	41,507	25,034
Listed overseas	132	232
Unlisted	220,587	250,388

Subtotal	355,610	366,665

Total	810,734	766,423

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and wealth management products.

Debt securities – Contractual maturity schedule	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Maturing:
Within one year	42,410	33,261
After one year but within five years	153,630	144,443
After five years but within ten years	167,552	113,779
After ten years	91,532	108,275

Total	455,124	399,758

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

9	FINANCIAL ASSETS (continued)

9.6	Securities at fair value through profit or loss

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Debt securities
Government bonds	2,081	380
Government agency bonds	9,084	6,762
Corporate bonds	66,915	144,131
Others	4,811	3,133

Subtotal	82,891	154,406

Equity securities
Funds	9,892	14,683
Common stocks	44,026	40,035

Subtotal	53,918	54,718

Total	136,809	209,124

Debt securities
Listed in Mainland, PRC	26,776	19,512
Listed overseas	292	89
Unlisted	55,823	134,805

Subtotal	82,891	154,406

Equity securities
Listed in Mainland, PRC	39,442	37,614
Listed in Hong Kong, PRC	79	74
Listed overseas	7,187	6,284
Unlisted	7,210	10,746

Subtotal	53,918	54,718

Total	136,809	209,124

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

9	FINANCIAL ASSETS (continued)

9.7	Securities purchased under agreements to resell

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Maturing:
Within 30 days	36,055	43,518
After 30 but within 90 days	130	20

Total	36,185	43,538

9.8	Accrued investment income

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Bank deposits	24,942	35,763
Debt securities	21,423	17,642
Others	4,276	2,540

Total	50,641	55,945

Current	44,789	44,722
Non-current	5,852	11,223

Total	50,641	55,945

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Held-to-maturity securities (ii)	717,037	594,730	692,984	619,152
Loans (iii)	383,504	226,573	375,899	231,005
Term deposits	449,400	538,325	449,400	538,325
Statutory deposits-restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	789,897	745,586	789,897	745,586
Securities at fair value through profit or loss	136,809	209,124	136,809	209,124
Securities purchased under agreements to resell	36,185	43,538	36,185	43,538
Cash and cash equivalents	48,586	67,046	48,586	67,046
Investment contracts (iii)	(232,500)	(195,706)	(229,222)	(192,373)
Financial liabilities at fair value through profit or loss	(2,529)	(2,031)	(2,529)	(2,031)
Securities sold under agreements to repurchase	(87,309)	(81,088)	(87,309)	(81,088)
Bonds payable (iii)	—	(37,998)	—	(38,204)
Interest-bearing loans and borrowings	(18,794)	(16,170)	(18,794)	(16,170)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.

(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.3. The fair value of held-to-maturity securities under Level 1 was RMB55,137 million and that under Level 2 was 637,847 million as at 31 December 2017 (as at 31 December 2016: Level 1 RMB76,299 million and Level 2 RMB542,853 million).

(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

The fair value of policy loans approximated its carrying value. The fair values of other loans, investment contracts at amortised cost and bonds payable were determined using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair values of other loans and investment contracts at amortised cost, and bonds payable were classified as Level 3.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

11	PREMIUMS RECEIVABLE

As at 31 December 2017, the carrying value of premiums receivable within one year was RMB14,079 million (as at 31 December 2016: RMB13,346 million).

12	REINSURANCE ASSETS

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Long-term insurance contracts ceded (Note 14)	2,351	1,783
Due from reinsurance companies	64	123
Ceded unearned premiums (Note 14)	527	125
Claims recoverable from reinsurers (Note 14)	104	103

Total	3,046	2,134

Current	695	351
Non-current	2,351	1,783

Total	3,046	2,134

13	OTHER ASSETS

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Investments receivable	15,466	911
Land use rights	6,201	5,855
Automated policy loans	3,050	2,814
Disbursements	2,705	1,718
Due from related parties	987	927
Prepaid to constructors	403	6,571
Others	5,140	3,217

Total	33,952	22,013

Current	25,933	15,665
Non-current	8,019	6,348

Total	33,952	22,013

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

14	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions

As at 31 December 2017	4.85%
As at 31 December 2016	4.45%~4.85%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2017	3.31%~4.86%
As at 31 December 2016	3.23%~4.68%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2017	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2016	37.00~45.00	0.85%~0.90%	15.00	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)	The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

14	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Gross
Long-term insurance contracts	1,999,066	1,825,956
Short-term insurance contracts
– Claims and claim adjustment expenses	13,778	11,538
– Unearned premiums	12,289	10,492

Total, gross	2,025,133	1,847,986

Recoverable from reinsurers
Long-term insurance contracts (Note 12)	(2,351)	(1,783)
Short-term insurance contracts
– Claims and claim adjustment expenses (Note 12)	(104)	(103)
– Unearned premiums (Note 12)	(527)	(125)

Total, ceded	(2,982)	(2,011)

Net
Long-term insurance contracts	1,996,715	1,824,173
Short-term insurance contracts
– Claims and claim adjustment expenses	13,674	11,435
– Unearned premiums	11,762	10,367

Total, net	2,022,151	1,845,975

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

14	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2017 RMB million	2016 RMB million

Notified claims	2,085	1,748
Incurred but not reported	9,453	7,520

Total as at 1 January – Gross	11,538	9,268

Cash paid for claims settled
– Cash paid for current year claims	(21,404)	(16,364)
– Cash paid for prior year claims	(10,460)	(8,877)
Claims incurred
– Claims arising in current year	33,926	27,120
– Claims arising in prior years	178	391

Total as at 31 December – Gross	13,778	11,538

Notified claims	2,672	2,085
Incurred but not reported	11,106	9,453

Total as at 31 December – Gross	13,778	11,538

The table below presents movements in unearned premium reserves:

	2017 RMB million			2016 RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	10,492	(125)	10,367	7,944	(87)	7,857
Increase	12,289	(527)	11,762	10,492	(125)	10,367
Release	(10,492)	125	(10,367)	(7,944)	87	(7,857)

As at 31 December	12,289	(527)	11,762	10,492	(125)	10,367

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

14	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2017 RMB million	2016 RMB million

As at 1 January	1,825,956	1,698,773
Premiums	464,898	390,438
Release of liabilities (i)	(379,262)	(353,048)
Accretion of interest	78,232	73,644
Change in assumptions
– Change in discount rates	6,599	14,262
– Change in other assumptions (ii)	2,424	474
Other movements	219	1,413

As at 31 December	1,999,066	1,825,956

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)	For the year ended 31 December 2017, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB1,718 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB706 million.

For the year ended 31 December 2016, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB464 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB10 million.

15	INVESTMENT CONTRACTS

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Investment contracts with DPF at amortised cost	57,153	53,688
Investment contracts without DPF
– At amortised cost	175,335	142,006
– At fair value through profit or loss	12	12

Total	232,500	195,706

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

15	INVESTMENT CONTRACTS (continued)

The table below presents movements of investment contracts with DPF:

	2017 RMB million	2016 RMB million

As at 1 January	53,688	50,295
Deposits received	4,829	4,680
Deposits withdrawn, payments on death and other benefits	(2,510)	(2,357)
Policy fees deducted from account balances	(37)	(36)
Interest credited	1,183	1,106

As at 31 December	57,153	53,688

16	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate		As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Guaranteed loans	17 June 2019	3.54%		2,413	2,339
Guaranteed loans	27 September 2019	2.30%		6,338	6,579
Guaranteed loans	30 September 2019	2.40%		6,142	6,521
Guaranteed loans	9 June 2017	1.50%		—	731
Guaranteed loans	11 January 2018	1.495%		780	—
Credit loans	6 December 2020	EURIBOR + 3.8	%(i)	3,121	—

Total				18,794	16,170

(i)	3.8% when EURIBOR is negative.

17	BONDS PAYABLE

As at 31 December 2017, the carrying value of bonds payable is nil (as at 31 December 2016: the carrying value and par value are RMB37,998 million and RMB38,000 million, respectively).

			Par value
			As at 31	As at 31
			December 2017	December 2016
Issue date	Maturity date	Interest rate p.a.	RMB million	RMB million

29 June 2012	29 June 2022	4.70%	—	28,000
5 November 2012	5 November 2022	4.58%	—	10,000

Total			—	38,000

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

17	BONDS PAYABLE (continued)

The Company issued the above two subordinated bonds with a maturity term of 10 years to qualified investors who met the relevant regulatory requirements. The Company has the right to call the subordinated bonds at par at the end of the fifth year after issuance. If the Company does not exercise the call option, the coupon rate per annum for the remaining five years are 6.70% and 6.58%, respectively. On 29 June 2017 and 6 November 2017, the Company exercised the option right to redeem the subordinated bonds issued on 29 June 2012 and 5 November 2012, and redeemed all of the subordinated bonds registered on the record dates of redemption, with the amounts of RMB28,000 million and RMB10,000 million, respectively.

Subordinated bonds are measured at amortised cost as described in Note 2.14.

18	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Interbank market	75,002	65,479
Stock exchange market	12,307	15,609

Total	87,309	81,088

Maturing:
Within 30 days	87,309	81,088

Total	87,309	81,088

As at 31 December 2017, bonds with a carrying value of RMB79,543 million (as at 31 December 2016: RMB76,207 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2017, the carrying value of securities deposited in the collateral pool was RMB139,727 million (as at 31 December 2016: RMB81,280 million). The collateral is restricted from trading during the period of the repurchase transaction.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

19	OTHER LIABILITIES

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Salary and welfare payable	10,129	7,234
Interest payable to policyholders	9,614	8,006
Payable to third party holders of consolidated trust schemes and debt investment schemes	6,252	5,488
Brokerage and commission payable	5,659	3,713
Payable to constructors	2,668	1,032
Agent deposits	1,906	1,611
Stock appreciation rights (Note 31)	833	654
Tax payable	689	657
Interest payable of debt instruments	127	813
Others	9,553	7,628

Total	47,430	36,836

Current	47,430	36,836
Non-current	—	—

Total	47,430	36,836

20	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

21	INVESTMENT INCOME

	For the year ended 31 December
	2017 RMB million	2016 RMB million

Debt securities
– held-to-maturity securities	30,669	24,854
– available-for-sale securities	19,608	17,499
– at fair value through profit or loss	3,618	5,683
Equity securities
– available-for-sale securities	27,019	19,744
– at fair value through profit or loss	920	527
Bank deposits	23,827	27,851
Loans	16,320	12,018
Securities purchased under agreements to resell	746	971

Total	122,727	109,147

For the year ended 31 December 2017, the interest income included in investment income was RMB94,788 million (2016: RMB88,876 million). All interest income was accrued using the effective interest method.

22	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2017 RMB million	2016 RMB million

Debt securities
Realised gains	(9)	189
Impairment	(114)	(143)

Subtotal	(123)	46

Equity securities
Realised gains	2,808	8,505
Impairment	(2,643)	(2,513)

Subtotal	165	5,992

Total	42	6,038

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2017, the Group recognised an impairment charge of RMB619 million (2016: RMB1,615 million) of available-for-sale funds, an impairment charge of RMB2,024 million (2016: RMB898 million) of available-for-sale common stocks, and an impairment charge of RMB114 million (2016: RMB143 million) of available-for-sale debt securities, for which the Group determined that objective evidence of impairment existed.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

23	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2017 RMB million	2016 RMB million

Debt securities	(1,542)	(918)
Equity securities	8,179	(6,319)
Stock appreciation rights	(179)	191
Financial liabilities at fair value through profit or loss	(275)	(48)

Total	6,183	(7,094)

24	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million

For the year ended 31 December 2017
Life insurance death and other benefits	260,853	(1,145)	259,708
Accident and health claims and claim adjustment expenses	34,101	(283)	33,818
Increase in insurance contract liabilities	173,085	(568)	172,517

Total	468,039	(1,996)	466,043

For the year ended 31 December 2016
Life insurance death and other benefits	253,824	(667)	253,157
Accident and health claims and claim adjustment expenses	27,519	(250)	27,269
Increase in insurance contract liabilities	127,156	(537)	126,619

Total	408,499	(1,454)	407,045

25	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

26	FINANCE COSTS

	For the year ended 31 December
	2017 RMB million	2016 RMB million

Interest expenses for bonds payable	1,033	3,126
Interest expenses for securities sold under agreements to repurchase	3,144	1,460
Interest expenses for interest-bearing loans and borrowings	424	181

Total	4,601	4,767

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

27	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2017 RMB million	2016 RMB million

Employee salaries and welfare costs	18,741	15,955
Housing benefits	933	838
Contribution to the defined contribution pension plan	2,357	1,798
Depreciation and amortisation	2,240	2,083
Foreign exchange (gains)/losses	(52)	(582)
Remuneration in respect of audit services provided by auditors	59	58

28	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2017 RMB million	2016 RMB million

Current taxation – Enterprise income tax	9,457	5,200
Deferred taxation	(538)	(943)

Total tax charges	8,919	4,257

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2016: 25%) is as follows:

	For the year ended 31 December
	2017 RMB million	2016 RMB million

Profit before income tax	41,671	23,842
Tax computed at the statutory tax rate	10,418	5,961
Non-taxable income (i)	(7,847)	(6,080)
Expenses not deductible for tax purposes (i)	6,105	4,259
Unused tax losses	6	58
Tax losses utilised from previous periods	(15)	(49)
Others	252	108

Income tax at the effective tax rate	8,919	4,257

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

28	TAXATION (continued)

(c)	As at 31 December 2017 and 2016, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in deferred income tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million (i)	Investments RMB million (ii)	Others RMB million (iii)	Total RMB million

As at 1 January 2016	(1,451)	(16,686)	1,184	(16,953)
(Charged)/credited to net profit	(614)	1,126	431	943
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	12,639	—	12,639
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(4,343)	—	—	(4,343)
– Others	—	(54)	—	(54)

As at 31 December 2016	(6,408)	(2,975)	1,615	(7,768)

As at 1 January 2017	(6,408)	(2,975)	1,615	(7,768)
(Charged)/credited to net profit	1,072	(1,279)	745	538
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	3,759	—	3,759
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(1,401)	—	—	(1,401)
– Others	—	1	—	1

As at 31 December 2017	(6,737)	(494)	2,360	(4,871)

(i)	The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities and securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB607 million as at 31 December 2017 (as at 31 December 2016: RMB807 million). Unrecognised deductible temporary differences of the Group amounted to RMB243 million as at 31 December 2017 (as at 31 December 2016: RMB219 million).

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

28	TAXATION (continued)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	1,980	3,024
– deferred tax assets to be recovered within 12 months	4,493	3,626

Subtotal	6,473	6,650

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(9,131)	(13,037)
– deferred tax liabilities to be settled within 12 months	(2,213)	(1,381)

Subtotal	(11,344)	(14,418)

Net deferred tax liabilities	(4,871)	(7,768)

29	NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Net profit attributable to equity holders of the Company is recognised in the financial statements of the Company to the extent of RMB25,550 million (2016: RMB14,014 million).

30	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2017 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2016: 28,264,705,000 ordinary shares).

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

31	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HKD5.33 and HKD6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The exercise prices of stock appreciation rights were the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from the date of award and will not be exercisable before the fourth anniversary of the date of award unless specific market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights, which is also subject to government policy.

All the stock appreciation rights awarded were fully vested as at 31 December 2017. As at 31 December 2017, there were 55.01 million units outstanding and exercisable (as at 31 December 2016: 55.01 million units). As at 31 December 2017, the amount of intrinsic value for the vested stock appreciation rights was RMB820 million (as at 31 December 2016: RMB641 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 20% to 32%, an expected dividend yield of no higher than 3% and a risk-free interest rate ranging from 0.51% to 1.02%.

The Company recognised a loss of RMB179 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2017 (2016: fair value gains of RMB191 million). RMB820 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2017 (as at 31 December 2016: RMB641 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2017 (as at 31 December 2016: Nil).

32	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 31 May 2017, a final dividend of RMB0.24 (inclusive of tax) per ordinary share totalling RMB6,784 million in respect of the year ended 31 December 2016 was declared and paid in 2017. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2017.

A distribution of RMB380 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in 2017 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

Pursuant to a resolution passed at the meeting of the Board of Directors on 22 March 2018, a final dividend of RMB0.40 (inclusive of tax) per ordinary share totalling approximately RMB11,306 million for the year ended 31 December 2017 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2017.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

33	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative

CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Yang Mingsheng

(b)	Subsidiaries

Refer to Note 40(c) for the basic and related information of subsidiaries.

(c)	Associates and joint ventures

Refer to Note 8 for the basic and related information of associates and joint ventures.

(d)	Other related parties

Significant related parties	Relationship with the Company

China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2016 million	Increase million	Decrease million	As at 31 December 2017 million

CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB4,000	—	—	RMB4,000
China Life Pension Company Limited (“Pension Company”)	RMB3,400	—	—	RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”) (i)	RMB1,060	RMB931	—	RMB1,991
CL AMP	RMB588	—	—	RMB588
CL Wealth	RMB200	—	—	RMB200
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”) (ii)	RMB6,800	—	—	RMB6,800
China Life (Beijing) Health Management Co., Limited (“CL Health”)	RMB1,730	—	—	RMB1,730
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited (“Franklin Shenzhen Company”)	USD2	—	—	USD2

(i)	In March 2017, the Company completed a RMB260 million capital contribution to Suzhou Pension Company, after which the paid-in capital of Suzhou Pension Company increased from RMB1,326 million to RMB1,586 million. As at 31 December 2017, Suzhou Pension Company completed its business registration modification procedure for the registered capital with the amount increased from RMB1,060 million to RMB1,991 million.
(ii)	In March and July 2017 respectively, the Company completed RMB370 million and RMB231 million capital contributions to Rui Chong Company, after which the paid-in capital of Rui Chong Company increased from RMB6,199 million to RMB6,800 million.
(iii)	For those subsidiaries which were not set up or invested in Mainland China or incorporated as partnership, the legal definition of registered capital is not applicable for them.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year

Shareholder

	As at 31 December 2016				As at 31 December 2017
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

Subsidiaries

	As at 31 December 2016				As at 31 December 2017
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited (“AMC HK”)	HKD130	50.00% indirectly	—	—	HKD130	50.00% indirectly
Suzhou Pension Company	RMB1,326	100.00% directly	RMB260	—	RMB1,586	100.00% directly
CL AMP	RMB500	85.03% indirectly	—	—	RMB500	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly
King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	RMB6,199	100.00% directly	RMB601	—	RMB6,800	100.00% directly
New Aldgate Limited	RMB1,167	100.00% directly	—	—	RMB1,167	100.00% directly
Glorious Fortune Forever Limited	—	100.00% directly	—	—	—	100.00% directly
CL Hotel Investor, L.P.	—	100.00% directly	—	—	—	100.00% directly
Golden Bamboo Limited	RMB1,734	100.00% directly	—	—	RMB1,734	100.00% directly
Sunny Bamboo Limited	RMB1,632	100.00% directly	—	—	RMB1,632	100.00% directly
Fortune Bamboo Limited	RMB2,176	100.00% directly	—	—	RMB2,176	100.00% directly
China Century Core Fund Limited (“Century Core Fund”)	USD894	100.00% indirectly	USD2	—	USD896	100.00% indirectly
CL Health	RMB1,730	100.00% directly	—	—	RMB1,730	100.00% directly
Franklin Shenzhen Company	USD0.6	100.00% indirectly	—	—	USD0.6	100.00% indirectly

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

Subsidiaries (continued)

	As at 31 December 2016				As at 31 December 2017
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
Guo Yang Guo Sheng (i)	—	—	RMB3,250	—	RMB3,250	99.997% directly
New Capital Wisdom Limited (i)	—	—	—	—	—	100.00% indirectly
New Fortune Wisdom Limited (i)	—	—	—	—	—	100.00% indirectly
Wisdom Forever Limited Partnership (i)	—	—	USD447	—	USD447	100.00% indirectly
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Jiu”) (i)	—	—	RMB606	—	RMB606	99.98% directly
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Pin”) (i)	—	—	RMB606	—	RMB606	99.98% directly
Shanghai Wansheng Industry Partnership (Limited Partnership) (“Wan Sheng”) (i)	—	—	RMB3,900	—	RMB3,900	99.98% directly
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (“Bai Ning”) (i)	—	—	RMB1,680	—	RMB1,680	99.98% directly

(i)	Guo Yang Guo Sheng, New Capital Wisdom Limited, New Fortune Wisdom Limited, Wisdom Forever Limited Partnership, Yuan Shu Yuan Jiu, Yuan Shu Yuan Pin, Wan Sheng, and Bai Ning are new subsidiaries set up or invested by the Company in 2017.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
	Notes	2017 RMB million	2016 RMB million

Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)(viii)	740	869
Asset management fee received from CLIC	(ii.a)	107	124
Payment of dividends from the Company to CLIC		4,638	8,116
Distribution of profits from AMC to CLIC		125	143
Asset management fee received from CL Overseas	(ii.b)	119	74
Asset management fee received from CLP&C	(ii.c)	14	36
Payment of insurance premium to CLP&C		44	49
Claim and other payments received from CLP&C		16	18
Agency fee received from CLP&C	(iii)(viii)	3,030	2,337
Payment of an agency fee to CLP&C	(iii)	1	2
Rental and a service fee received from CLP&C		59	43
Cash dividend from CLP&C (Note 8)		69	135
Payment of rental, project fee and other expenses to CLRE		50	44
Property leasing expenses charged by CLI	(iv)	78	81
Asset management fee received from CLI		9	13
Payment to CLI for purchase of fixed assets		—	141
Payment of an asset management fee to CLI	(ii.d)(viii)	396	298
Property leasing income received from CLI		37	38
Payment of a business management service fee to CL Ecommerce	(vi)	64	56

Transactions between CGB and the Group
Interest on deposits received from CGB		1,382	685
Commission expenses charged by CGB	(v)	92	42

Transactions between Sino-Ocean and the Group
Cash dividend from Sino-Ocean (Note 8)		553	248
Interest payment of corporate bonds received from Sino-Ocean		27	38
Project management fee paid to Sino-Ocean		55	60

Transactions between EAP and the Group
Contribution to EAP		700	337

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

		For the year ended 31 December
	Notes	2017 RMB million	2016 RMB million

Transaction between other associates and joint ventures and the Group
Distribution of profits from other associates and joint ventures to the Group		1,240	437

Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e)(viii)	1,154	1,081
Distribution of profits from AMC		187	215

Transactions between Pension Company and the Company
Rental received from Pension Company		43	34
Agency fee received from Pension Company for entrusted sales of annuity funds	(vii)	42	31
Marketing fee income for promotion of annuity business from Pension Company		10	14

Transactions between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	14	14

Transactions between Suzhou Pension Company and the Company
Capital contribution to Suzhou Pension Company		260	526

Transactions between Rui Chong Company and the Company
Capital contribution to Rui Chong Company		601	—

Transaction between other associates and joint ventures and the Company
Distribution of profits from other associates and joint ventures to the Company		203	134

Transactions between the consolidated structured entities/other subsidiaries and the Company
Distribution of profits from the consolidated structured entities to the Company		3,944	443
Distribution of profits from the Group’s other subsidiaries to the Company		70	—

Notes:

(i)	On 29 December 2014, the Company and CLIC signed a renewable insurance agency agreement, effective from 1 January 2015 to 31 December 2017. The agreement was subject to an automatic three-year renewal if no objections were raised by both parties. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferrable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(ii.a)	On 30 December 2015, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average book value of the assets under management (after deducting the funds obtained from and interests accrued for repurchase transactions, deducting debt and equity investment schemes, project asset-backed schemes, the principal and interests of customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)	On 28 June 2017, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2016 to 31 December 2016. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yield and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year. On 15 December 2017, CL Overseas renewed the agreement with AMC HK, effective to the next year when the contract is signed and sealed. The terms are applied in 2017. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties with written consent in 5 years.

(ii.c)	In 2015, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement was effective from 1 January 2015 to 31 December 2016. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 1 January 2017, the agreement was automatically renewed to 31 December 2017. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was linked to investment performance.

(ii.d)	On 3 February 2016, the Company and CLI renewed a management agreement of alternative investment of insurance funds, which was effective from 1 January 2016 to 30 June 2017. In accordance with the agreement, the Company entrusted CLI to engage in specialised investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was 0.05%-0.6% according to different ranges of returns and without a performance-related bonus; for non-fixed-income projects, the management fee rate was 0.3% and the performance-related bonus was linked to the return on comprehensive investment upon expiry of the project. On 30 June 2017, the Company and CLI renewed a management agreement of alternative investment of insurance funds, which is retrospectively effective from 1 January 2017 to 31 December 2018. The management fee rates of fixed-income projects and non-fixed-income projects remain the same as those in the previous agreement. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results to CLI’s performance. The adjustment amount (variable management fee) ranges from negative 10% to positive 15% of the investment management fee in the current period.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(ii.e)	On 29 December 2015, the Company and AMC renewed a renewable agreement for the management of insurance funds, effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee was calculated and payable on a monthly basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

(ii.f)	On 18 September 2016, the Company and AMC HK renewed the offshore investment management service agreement, which is effective from 19 September 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee. The asset management fee was calculated at a fixed rate of 0.40% of the portfolio asset value and a performance bonus capped at 0.15% of the portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of the portfolio asset value. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The fixed management fee was calculated monthly and payable quarterly. A performance bonus was calculated and payable on an annual basis. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)	On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 8 March 2017, the agreement was automatically renewed for one year.

On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee was determined based on market practice. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 8 March 2017, the agreement was automatically renewed for one year.

(iv)	On 31 December 2014, the Company signed a property leasing agreement with CLI, effective till 31 December 2017, pursuant to which CLI leased to the Company certain owned buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(v)	On 12 August 2016, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, and collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the withdrawn policy premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective for two years starting from the signing date and is subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry.

On 23 March 2016, the Company and CGB signed another insurance agency agreement to distribute group insurance products. The group insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of group insurance products, collecting premiums and paying benefits, and so on. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the withdrawn policy premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by referring to comparable quoted market prices of independent third-parties. The commissions are payable on a monthly basis. The agreement is effective on 1 January 2016 for two years and is subject to an automatic one-year renewal if no objections were raised by either party upon expiry.

(vi)	On 26 October 2016, the Company and CL Ecommerce renewed a one year agreement for managing the regional telemarketing centre, which was effective from 1 January 2016 and expired on 31 December 2016. The agreement is subject to an automatic one-year renewal if no objections are raised by both parties. On 1 January 2017, the agreement was automatically renewed for one year. Pursuant to the agreement, the Company entrusted CL Ecommerce to manage the operation of its telemarketing centre, and paid the management fee accordingly. The total amount of the management fee is not expected to exceed RMB100 million, but is still pending for negotiation between the two parties based on the actual circumstance.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(vii)	On 28 November 2016, the Company and Pension Company signed a new agency agreement for the distribution and customer service of enterprise annuity funds, the pension management business and the occupational pension management business. The agreement was effective from 28 November 2016 and expired on 31 December 2017. The agreement is subject to an automatic one-year renewal if no objections were raised by either party upon expiry. The commissions agreed upon in the agreement include the daily business commissions and the annual promotional plans commissions. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The commissions of the group pension plan is, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, and decreased annually; the commissions of the personal pension plan is calculated at 30% to 50% of the annual investment management fee according to the various rates of daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupation annuity is in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to the Company by Pension Company are eliminated in the consolidated statement of the comprehensive income of the Group.

(viii)	These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(h)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest-bearing, unsecured and have no fixed repayment dates except for deposits with CGB, interbank certificates of deposits of CGB, wealth management products of CGB and corporate bonds issued by Sino-Ocean.

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	420	529
Amount due from CL Overseas	122	47
Amount due from CLP&C	428	332
Amount due to CLP&C	(6)	—
Amount due from CLI	9	12
Amount due to CLI	(265)	(206)
Amount due from CLRE	2	2
Amount deposited with CGB	33,385	26,342
Interbank certificates of deposits of CGB	199	—
Wealth management products of CGB	330	—
Amount due from CGB	1,041	365
Amount due to CGB	(31)	(17)
Corporate bonds of Sino-Ocean	592	643
Amount due from Sino-Ocean	8	8
Amount due from CL Ecommerce	6	5
Amount due to CL Ecommerce	(78)	(66)

The resulting balances due from and to subsidiaries of the Company
Amount due from Pension Company	57	47
Amount due to Pension Company	(19)	(17)
Amount due to AMC	(207)	(604)
Amount due to AMC HK	(4)	(8)

(i)	Key management personnel compensation

	For the year ended 31 December
	2017	2016
	RMB million	RMB million
Salaries and other benefits	18	28

The total compensation package for the Company’s key management personnel for the year ended 31 December 2017 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2016 has been approved by the relevant authorities. The total compensation of 2016 was RMB28 million, including a deferred payment about RMB6 million.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(j)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied IAS 24 exemption and disclosed only qualitative information.

As at 31 December 2017, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2017, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

34	SHARE CAPITAL

	As at 31 December 2017		As at 31 December 2016
	No. of shares	RMB million	No. of shares	RMB million

Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2017, the Company’s share capital was as follows:

	As at 31 December 2017
	No. of shares	RMB million

Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

35	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31			As at 31
	December 2016	Increase	Decrease	December 2017
	RMB million	RMB million	RMB million	RMB million

Core Tier 2 Capital Securities	7,791	—	—	7,791

Total	7,791	—	—	7,791

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and obtained an approval to list such securities on the Stock Exchange of Hong Kong Limited, effective on 6 July 2015. The Securities are issued in the specified denomination of USD200,000 and integral multiples of USD1,000 in excess thereof. After a deduction of the issue expense, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, extendable upon expiry. The initial distribution rate for the first five interest-bearing years is 4.00%, and the Company may redeem the securities at its option at the end of the fifth year after issuance. If the Company does not exercise this option, the rate of distribution will be reset based on comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter.

(b)	Equity attributable to equity holders

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Equity attributable to equity holders of the Company	320,933	303,621
Equity attributable to ordinary equity holders of the Company	313,142	295,830
Equity attributable to other equity instruments holders of the Company	7,791	7,791
Equity attributable to non-controlling interests	4,377	4,027
Equity attributable to ordinary equity holders of non-controlling interests	4,377	4,027

Refer to Note 32 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2017. As at 31 December 2017, there were no accumulated distributions unpaid attributable to other equity instrument holders of the Company.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

36	RESERVES

	Share premium RMB million	Other reserves RMB million	Unrealised gains/ (losses) from available- for-sale securities RMB million	Share of other comprehensive income of investees under the equity method RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Exchange differences on translating foreign operations RMB million	Total RMB million
					(a)	(b)	(c)

As at 1 January 2016	53,860	1,113	29,963	180	28,239	24,787	25,239	—	163,381
Other comprehensive income for the year	—	—	(24,863)	(918)	—	—	—	7	(25,774)
Appropriation to reserves	—	—	—	—	1,927	3,438	2,002	—	7,367
Others	—	33	—	—	—	—	—	—	33

As at 31 December 2016	53,860	1,146	5,100	(738)	30,166	28,225	27,241	7	145,007

As at 1 January 2017	53,860	1,146	5,100	(738)	30,166	28,225	27,241	7	145,007
Other comprehensive income for the year	—	—	(7,086)	21	—	—	—	(847)	(7,912)
Appropriation to reserves	—	—	—	—	3,218	1,927	3,300	—	8,445
Others	—	135	—	—	—	—	—	—	135

As at 31 December 2017	53,860	1,281	(1,986)	(717)	33,384	30,152	30,541	(840)	145,675

(a)	Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB3,218 million for the year ended 31 December 2017 (2016: RMB1,927 million).

(b)	Approved at the Annual General Meeting in May 2017, the Company appropriated RMB1,927 million to the discretionary reserve fund for the year ended 31 December 2016 based on net profit under CAS (2016: RMB3,438 million).

(c)	Pursuant to “Financial Standards of Financial Enterprises – Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2017, the Company appropriated 10% of net profit under CAS which amounted to RMB3,218 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2016: RMB1,927 million). In addition, pursuant to the CAS, the Group appropriated RMB82 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2016: RMB75 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

37	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

	Interest- bearing loans and borrowings RMB million	Bonds payable RMB million	Securities sold under agreements to repurchase RMB million	Other liability- payable to third party holders of consolidated trust schemes and debt investment schemes RMB million	Other liability- interest payable related to financing activities RMB million	Total RMB million

At 1 January 2017	16,170	37,998	81,088	5,488	813	141,557
Changes from financing cash flows	3,121	(38,000)	6,228	764	(5,671)	(33,558)
Foreign exchange movement	(497)	—	—	—	—	(497)
Changes arising from losing control of consolidated structured entities	—	—	(7)	—	—	(7)
Interest expense	—	2	—	—	4,985	4,987

At 31 December 2017	18,794	—	87,309	6,252	127	112,482

38	PROVISIONS AND CONTINGENCIES

The	following is a summary of the significant contingent liabilities:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Pending lawsuits	493	588

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2017 and 2016, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

39	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Contracted, but not provided for
Investments	86,582	39,616
Property, plant and equipment	5,202	5,462
Others	—	1

Total	91,784	45,079

(b)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Not later than one year	784	632
Later than one year but not later than five years	1,101	764
Later than five years	44	27

Total	1,929	1,423

The operating lease payments charged to profit before income tax for the year ended 31 December 2017 were RMB1,204 million (2016: RMB994 million).

(c)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Not later than one year	254	186
Later than one year but not later than five years	411	267
Later than five years	76	10

Total	741	463

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS

Statement of financial position

As at 31 December 2017

	Notes	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

ASSETS
Property, plant and equipment	40(a)	36,313	29,722
Investment properties	40(b)	1,401	1,247
Investments in subsidiaries	40(c)	39,662	27,353
Investments in associates and joint ventures	40(d)	104,039	76,427
Held-to-maturity securities	40(e)	716,346	594,054
Loans	40(f)	381,253	221,535
Term deposits	40(g)	444,279	535,361
Statutory deposits-restricted	40(h)	5,653	5,653
Available-for-sale securities	40(i)	797,108	758,802
Securities at fair value through profit or loss	40(j)	127,544	204,046
Securities purchased under agreements to resell	40(k)	35,761	43,100
Accrued investment income	40(l)	50,183	55,774
Premiums receivable	11	14,121	13,421
Reinsurance assets	12	3,046	2,134
Other assets	40(m)	30,480	14,252
Cash and cash equivalents		44,186	62,606

Total assets		2,831,375	2,645,487

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

Statement of financial position (continued)

As at 31 December 2017

	Notes	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	2,025,133	1,847,986
Investment contracts	15	232,500	195,706
Policyholder dividends payable		83,910	87,725
Bonds payable	17	—	37,998
Securities sold under agreements to repurchase	40(n)	85,316	81,039
Annuity and other insurance balances payable		44,820	39,038
Premiums received in advance		18,505	35,252
Other liabilities	40(o)	39,678	30,556
Deferred tax liabilities	40(p)	3,991	7,543
Current income tax liabilities		6,081	1,141
Statutory insurance fund	20	282	491

Total liabilities		2,540,216	2,364,475

Equity
Share capital	34	28,265	28,265
Other equity instruments	40(q)	7,791	7,791
Reserves	40(r)	144,240	144,116
Retained earnings		110,863	100,840

Total equity		291,159	281,012

Total liabilities and equity		2,831,375	2,645,487

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2017	24,688	6,682	1,405	10,387	1,525	44,687
Transfers upon completion	6,918	49	—	(7,365)	312	(86)
Additions	70	416	170	8,280	9	8,945
Transfers into investment properties	—	—	—	(205)	—	(205)
Disposals	(48)	(463)	(192)	(146)	(48)	(897)

As at 31 December 2017	31,628	6,684	1,383	10,951	1,798	52,444

Accumulated depreciation
As at 1 January 2017	(8,088)	(4,822)	(983)	—	(1,048)	(14,941)
Charge for the year	(925)	(612)	(143)	—	(177)	(1,857)
Disposals	15	444	186	—	46	691

As at 31 December 2017	(8,998)	(4,990)	(940)	—	(1,179)	(16,107)

Impairment
As at 1 January 2017	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2017	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2017	16,576	1,860	422	10,387	477	29,722

As at 31 December 2017	22,606	1,694	443	10,951	619	36,313

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2016	23,587	6,481	1,368	7,544	1,282	40,262
Transfers upon completion	1,174	—	—	(1,438)	256	(8)
Additions	31	631	177	4,754	13	5,606
Disposals	(104)	(430)	(140)	(473)	(26)	(1,173)

As at 31 December 2016	24,688	6,682	1,405	10,387	1,525	44,687

Accumulated depreciation
As at 1 January 2016	(7,249)	(4,652)	(990)	—	(926)	(13,817)
Charge for the year	(875)	(596)	(129)	—	(144)	(1,744)
Disposals	36	426	136	—	22	620

As at 31 December 2016	(8,088)	(4,822)	(983)	—	(1,048)	(14,941)

Impairment
As at 1 January 2016	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2016	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2016	16,314	1,829	378	7,544	356	26,421

As at 31 December 2016	16,576	1,860	422	10,387	477	29,722

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b)	Investment properties

Buildings RMB million

Cost
As at 1 January 2017	1,513
Additions	205

As at 31 December 2017	1,718

Accumulated depreciation
As at 1 January 2017	(266)
Charge for the year	(51)

As at 31 December 2017	(317)

Net book value
As at 1 January 2017	1,247

As at 31 December 2017	1,401

Fair value
As at 1 January 2017	2,377

As at 31 December 2017	2,688

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b)	Investment properties (continued)

Buildings RMB million

Cost
As at 1 January 2016	1,513
Additions	—

As at 31 December 2016	1,513

Accumulated depreciation
As at 1 January 2016	(217)
Charge for the year	(49)

As at 31 December 2016	(266)

Net book value
As at 1 January 2016	1,296

As at 31 December 2016	1,247

Fair value
As at 1 January 2016	2,415

As at 31 December 2016	2,377

The fair value of investment properties of the Company as at 31 December 2017 amounted to RMB2,688 million (as at 31 December 2016: RMB2,377 million), which was estimated by the Company having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(c)	Investments in subsidiaries

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Unlisted investments at cost	39,662	27,353

(i)	The table below presents the basic information of the Company’s subsidiaries as at 31 December 2017:

Name	Place of incorporation and operation	Percentage of equity interest held	Registered capital	Principal activities

AMC	PRC	60.00% directly	RMB4,000 million	Asset management

Pension Company	PRC	74.27% directly and indirectly	RMB3,400 million	Pension and annuity

AMC HK	Hong Kong, PRC	50.00% indirectly	Not applicable	Asset management

Suzhou Pension Company	PRC	100.00% directly	RMB1,991 million	Investment in retirement properties

CL AMP	PRC	85.03% indirectly	RMB588 million	Fund management

CL Wealth	PRC	100.00% indirectly	RMB200 million	Financial service

Golden Phoenix Tree Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

King Phoenix Tree Limited	The British Jersey Island	100.00% indirectly	Not applicable	Investment

Rui Chong Company	PRC	100.00% directly	RMB6,800 million	Investment

New Aldgate Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

Glorious Fortune Forever Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

CL Hotel Investor, L.P.	USA	100.00% directly	Not applicable	Investment

Golden Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Sunny Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Fortune Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Century Core Fund	The British Cayman Islands	100.00% indirectly	Not applicable	Investment

CL Health	PRC	100.00% directly	RMB1,730 million	Health management

Franklin Shenzhen Company	PRC	100.00% indirectly	USD2 million	Investment

Guo Yang Guo Sheng	PRC	99.997% directly	Not applicable	Investment

New Capital Wisdom Limited	The British Virgin Islands	100.00% indirectly	Not applicable	Investment

New Fortune Wisdom Limited	The British Virgin Islands	100.00% indirectly	Not applicable	Investment

Wisdom Forever Limited Partnership	The British Cayman Islands	100.00% indirectly	Not applicable	Investment

Yuan Shu Yuan Jiu	PRC	99.98% directly	Not applicable	Investment

Yuan Shu Yuan Pin	PRC	99.98% directly	Not applicable	Investment

Wan Sheng	PRC	99.998% directly	Not applicable	Investment

Bai Ning	PRC	99.98% directly	Not applicable	Investment

Non-controlling interests in subsidiaries are not significant to the Company.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(c)	Investments in subsidiaries (continued)

(ii)	The table below presents the basic information of the Company’s major consolidated structured entities as at 31 December 2017:

Name	Percentage of shares held	Trust/investments received	Principal activities

Shang Xin – Ningbo Wu Lu Si Qiao PPP Collective Fund Trust Scheme	88.02% directly	RMB11,099 million	Investment management
Kun Lun Trust ● Tianjin Urban Communications Construction No. 1 Collective Fund Trust Scheme	99.99% directly	RMB10,001 million	Investment management
Shan Guo Tou ● Jing Tou Corporate Trust Loan Collective Funds Trust Scheme	100.00% directly	RMB10,000 million	Investment management
China Life – China Hua Neng Debt-to-Equity Swap Investment Scheme	100.00% directly	RMB10,000 million	Investment management
Jiao Yin Guo Xin ● China Aluminium Co., Ltd. Supply-side Reform Collective Fund Trust Scheme	99.99% directly	RMB10,000 million	Investment management
Jiao Yin Guo Xin ● Shaanxi Coal and Chemical Industry Group Co., Ltd. Debt-to-Equity Swap Collective Fund Trust Scheme	75.00% directly and indirectly	RMB10,000 million	Investment management
Chongqing Trust Fund ● China Life Qing Hai Yellow River Debt-to-Equity Swap Collective Fund Trust Scheme	100.00% directly	RMB8,000 million	Investment management
Zhong Xin Jing Cheng ● Tianjin Port Group Loans Collective Fund Trust Scheme	100.00% directly	RMB6,000 million	Investment management
China Life – Yanzhou Coal Mining Debt Investment Scheme	100.00% directly	RMB6,000 million	Investment management
CITIC Trust ● CGB Trust Beneficial Rights Investment Collective Fund Trust Scheme	99.98% directly	RMB5,400 million	Investment management
Kun Lun Trust ● Jizhong Energy Group Loan Collective Fund Trust Scheme	99.98% directly	RMB5,000 million	Investment management
Jiao Yin Guo Xin ● CLI – China Nonferrous Metal Collective Fund Trust Scheme	99.98% directly	RMB5,000 million	Investment management

(d)	Investments in associates and joint ventures

	2017 RMB million	2016 RMB million

As at 1 January	76,427	27,810
Investments in associates and joint ventures	27,612	48,617

As at 31 December	104,039	76,427

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(e)	Held-to-maturity securities

	As at 31 December 2017 RMB	As at 31 December 2016 RMB million

Debt securities
Government bonds	125,866	97,196
Government agency bonds	241,808	169,001
Corporate bonds	200,178	177,768
Subordinated bonds/debts	148,494	150,089

Total	716,346	594,054

Debt securities
Listed in Mainland, PRC	91,631	64,192
Unlisted	624,715	529,862

Total	716,346	594,054

The estimated fair value of all held-to-maturity securities was RMB692,282 million as at 31 December 2017 (as at 31 December 2016: RMB618,436 million).

Unlisted debt securities include those traded on the Chinese interbank market.

Debt securities – Contractual maturity schedule	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Maturing:
Within one year	22,385	30,614
After one year but within five years	112,788	71,502
After five years but within ten years	288,260	231,391
After ten years	292,913	260,547

Total	716,346	594,054

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(f)	Loans

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Policy loans	107,957	92,442
Other loans	273,296	129,093

Total	381,253	221,535

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Maturing:
Within one year	128,473	109,979
After one year but within five years	130,913	69,753
After five years but within ten years	90,350	24,303
After ten years	31,517	17,500

Total	381,253	221,535

(g)	Term deposits

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Maturing:
Within one year	95,155	182,871
After one year but within five years	346,324	344,790
After five years but within ten years	2,800	7,700

Total	444,279	535,361

As at 31 December 2017, the term deposits of RMB14.691 billion (2016: RMB13.2 billion) applying for an overseas borrowing backed by domestic deposits business are restricted to use. Please refer to Note 9.3 for the details.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(h)	Statutory deposits – restricted

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Contractual maturity schedule:
Within one year	3,553	1,600
After one year but within five years	2,100	4,053

Total	5,653	5,653

Insurance companies in China are required to deposit an amount that equals to 20% of their registered capital with banks in compliance with regulations of the CIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

(i)	Available-for-sale securities

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	24,230	21,198
Government agency bonds	157,689	146,310
Corporate bonds	195,244	187,287
Subordinated bonds/debts	13,495	16,708
Wealth management	—	11,000
products Others (i)	52,545	11,683

Subtotal	443,203	394,186

Equity securities
Funds	90,865	104,432
Common stocks	129,388	100,116
Preferred stocks	31,651	27,880
Wealth management products	40,119	81,544
Others (i)	41,123	29,885

Subtotal	333,146	343,857

Available-for-sale securities, at cost
Equity securities
Others (i)	20,759	20,759

	797,108	758,802

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(i)	Available-for-sale securities (continued)

(i)	Other available-for-sale securities mainly include unlisted equity investments and private equity funds, etc. The Company did not guarantee or provide any financing support for other available-for-sale securities, and considers that the carrying value of other available-for-sale securities represents its maximum risk exposure.

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Debt securities
Listed in Mainland, PRC	44,328	36,691
Unlisted	398,875	357,495

Subtotal	443,203	394,186

Equity securities
Listed in Mainland, PRC	93,349	90,756
Listed in Hong Kong, PRC	41,507	25,034
Listed overseas	132	232
Unlisted	218,917	248,594

Subtotal	353,905	364,616

Total	797,108	758,802

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and wealth management products.

Debt securities – Contractual maturity schedule	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Maturing:
Within one year	41,765	32,941
After one year but within five years	149,895	143,840
After five years but within ten years	163,319	113,161
After ten years	88,224	104,244

Total	443,203	394,186

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(j)	Securities at fair value through profit or loss

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Debt securities
Government bonds	2,021	372
Government agency bonds	8,985	6,578
Corporate bonds	61,516	143,871
Others	4,323	3,133

Subtotal	76,845	153,954

Equity securities
Funds	8,682	14,093
Common stocks	42,017	35,999

Subtotal	50,699	50,092

Total	127,544	204,046

Debt securities
Listed in Mainland, PRC	24,974	19,486
Listed overseas	292	89
Unlisted	51,579	134,379

Subtotal	76,845	153,954

Equity securities
Listed in Mainland, PRC	36,846	33,339
Listed in Hong Kong, PRC	79	74
Listed overseas	7,187	6,284
Unlisted	6,587	10,395

Subtotal	50,699	50,092

Total	127,544	204,046

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(k)	Securities purchased under agreements to sell

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Maturing:
Within 30 days	35,631	43,100
After 90 days	130	—

Total	35,761	43,100

(l)	Accrued investment income

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Bank deposits	24,779	35,633
Debt securities	21,288	17,613
Others	4,116	2,528

Total	50,183	55,774

Current	44,361	44,632
Non-current	5,822	11,142

Total	50,183	55,774

(m)	Other assets

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Investments receivable	15,466	883
Land use rights	5,605	5,671
Automated policy loans	3,050	2,814
Disbursements	2,704	1,718
Due from related parties	876	846
Others	2,779	2,320

Total	30,480	14,252

Current	24,786	8,484
Non-current	5,694	5,768

Total	30,480	14,252

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(n)	Securities sold under agreements to repurchase

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Interbank market	73,683	65,430
Stock exchange market	11,633	15,609

Total	85,316	81,039

Maturing:
Within 30 days	85,316	81,039

Total	85,316	81,039

As at 31 December 2017, bonds with a carrying value of RMB78,140 million (as at 31 December 2016: RMB76,157 million) were pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Company in the interbank market.

For debt repurchase transactions through the stock exchange, the Company is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2017, the carrying value of securities deposited in the collateral pool was RMB139,314 million (as at 31 December 2016: RMB81,280 million). The collateral is restricted from trading during the period of the repurchase transaction.

(o)	Other liabilities

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Interest payable to policyholders	9,614	8,006
Salary and welfare payable	9,270	6,466
Brokerage and commission payable	5,659	3,713
Payable to constructors	2,633	1,024
Agent deposits	1,906	1,611
Stock appreciation rights (Note 31)	833	654
Tax payable	639	620
Interest payable of debt instruments	78	810
Others	9,046	7,652

Total	39,678	30,556

Current	39,678	30,556
Non-current	—	—

Total	39,678	30,556

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(p)	Deferred tax liabilities

(i)	The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million

As at 1 January 2016	(1,451)	(16,504)	1,072	(16,883)
(Charged)/credited to net profit	(614)	1,208	463	1,057
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	12,626	—	12,626
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(4,343)	—	—	(4,343)

As at 31 December 2016	(6,408)	(2,670)	1,535	(7,543)

As at 1 January 2017	(6,408)	(2,670)	1,535	(7,543)
(Charged)/credited to net profit	1,072	(998)	731	805
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	4,148	—	4,148
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(1,401)	—	—	(1,401)

As at 31 December 2017	(6,737)	480	2,266	(3,991)

(ii)	The analysis of deferred tax assets and deferred tax liabilities during the year is as follows:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	1,715	2,758
– deferred tax assets to be recovered within 12 months	4,410	3,561

Subtotal	6,125	6,319

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(7,983)	(12,552)
– deferred tax liabilities to be settled within 12 months	(2,133)	(1,310)

Subtotal	(10,116)	(13,862)

Net deferred tax liabilities	(3,991)	(7,543)

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(q)	Other equity instruments

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Equity attributable to equity holders of the Company	291,159	281,012
Equity attributable to ordinary equity holders of the Company	283,368	273,221
Equity attributable to other equity instruments holders of the Company	7,791	7,791

Refer to Note 32 for the information of distribution to other equity instruments holders for the year ended 31 December 2017. As at 31 December 2017, there were no accumulated distributions unpaid attributable to other equity instruments holders.

(r)	Reserves

	Share premium RMB million	Unrealised gains/(losses) from available-for-sale securities RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Total RMB million

As at 1 January 2016	53,860	29,807	28,191	24,787	25,027	161,672
Other comprehensive income for the year	—	(24,848)	—	—	—	(24,848)
Appropriation to reserves	—	—	1,927	3,438	1,927	7,292

As at 31 December 2016	53,860	4,959	30,118	28,225	26,954	144,116

As at 1 January 2017	53,860	4,959	30,118	28,225	26,954	144,116
Other comprehensive income for the year	—	(8,239)	—	—	—	(8,239)
Appropriation to reserves	—	—	3,218	1,927	3,218	8,363

As at 31 December 2017	53,860	(3,280)	33,336	30,152	30,172	144,240

(s)	Provisions and contingencies

The following is a summary of the significant contingent liabilities:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Pending lawsuits	493	588

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

40	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(t)	Commitments

(i)	Capital commitments

Capital commitments of the Company relating to property development projects and investments:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Contracted, but not provided for
Investments	86,926	40,804
Property, plant and equipment	4,588	4,248
Others	—	1

Total	91,514	45,053

(ii)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Not later than one year	749	591
Later than one year but not later than five years	1,080	761
Later than five years	44	27

Total	1,873	1,379

(iii)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million

Not later than one year	158	208
Later than one year but not later than five years	177	324
Later than five years	9	10

Total	344	542

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

41	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION

The total compensation package for the directors, supervisors, chief executive and senior management for the year ended 31 December 2017 in accordance with the related measures for compensation management of the Company has not yet been finalised. The amount of the compensation not provided for is not expected to have a significant impact on the Group’s 2017 consolidated financial statements. The final compensation will be disclosed in a separate announcement when determined.

(a)	Directors’ and chief executive’s emoluments

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2017 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand

Yang Mingsheng	—	—	—	—
Lin Dairen	1,400.0	131.2	87.6	1,618.8
Miao Jianmin (i)	—	—	—	—
Liu Jiade (ii)	—	—	—	—
Liu Huimin (iii)	—	—	—	—
Yin Zhaojun (iv)	—	—	—	—
Wang Sidong	—	—	—	—
Chang Tso Tung Stephen	320.0	—	—	320.0
Xu Hengping	1,134.0	129.0	87.6	1,350.6
Xu Haifeng	1,134.0	129.0	87.6	1,350.6
Robinson Drake Pike	320.0	—	—	320.0
Tang Xin	320.0	—	—	320.0
Leung Oi-Sie Elsie	300.0	—	—	300.0

(i)	Miao Jianmin resigned as non-executive director on 7 April 2017.
(ii)	Liu Jiade resigned as non-executive director on 8 August 2017.
(iii)	Liu Huimin was appointed as non-executive director on 31 July 2017.
(iv)	Yin Zhaojun was appointed as non-executive director on 31 July 2017.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

41	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ and chief executive’s emoluments (continued)

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2016 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contributions	Total	Deferred payment included in total	Actual paid included in total
	RMB thousand

Yang Mingsheng	—	—	—	—	—	—	—	—	—
Lin Dairen	1,400.0	1,400.0	2,800	840.0	125.7	119.9	3,045.6	840.0	2,205.6
Miao Jianmin	—	—	—	—	—	—	—	—	—
Zhang Xiangxian	—	—	—	—	—	—	—	—	—
Wang Sidong	—	—	—	—	—	—	—	—	—
Anthony Francis Neoh	125.0	25.0	150.0	—	—	—	150.0	—	150.0
Chang Tso Tung Stephen	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Huang Yiping	41.7	11.6	53.3	—	—	—	53.3	—	53.3
Xu Hengping	1,134.0	1,134.0	2,268.0	680.4	125.6	119.2	2,512.8	680.4	1,832.4
Xu Haifeng	1,134.0	1,134.0	2,268.0	680.4	125.3	116.5	2,509.8	680.4	1,829.4
Liu Jiade	—	—	—	—	—	—	—	—	—
Robinson Drake Pike	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Tang Xin	208.3	58.4	266.7	—	—	—	266.7	—	266.7
Leung Oi-Sie Elsie	125.0	25.0	150.0	—	—	—	150.0	—	150.0

The compensation amounts disclosed above for these directors and the chief executive for the year ended 31 December 2016 were restated based on the finalised amounts determined during 2017.

The directors and chief executive received the compensation amounts disclosed above during their term of office in 2017 and 2016.

In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, the amounts of which have not been apportioned between their services to the Company and their services to CLIC.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

41	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2017 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand

Miao Ping	1,148.0	129.0	87.6	1,364.6
Shi Xiangming	1,253.7	195.2	127.2	1,576.1
Xiong Junhong	—	—	—	—
Zhan Zhong	796.7	129.0	79.2	1,004.9
Wang Cuifei	1,341.7	196.4	117.7	1,655.8
Li Guodong	379.2	67.9	46.8	493.9

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2016 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contributions	Total	Deferred payment included in total	Actual paid included in total
	RMB thousand

Miao Ping	1,148.0	1,148.0	2,296.0	688.8	125.6	119.2	2,540.8	688.8	1,852.0
Shi Xiangming	571.6	786.5	1,358.1	—	190.2	110.1	1,658.4	—	1,658.4
Xiong Junhong	—	—	—	—	—	—	—	—	—
Zhan Zhong	593.6	1,007.0	1,600.6	—	189.8	114.7	1,905.1	—	1,905.1
Wang Cuifei	527.5	640.4	1,167.9	—	191.4	101.5	1,460.8	—	1,460.8

The compensation amounts disclosed above for these supervisors for the year ended 31 December 2016 were restated based on the finalised amounts determined during 2017.

The supervisors received the compensation amounts disclosed above during their term of office in 2017 and 2016.

China Life Insurance Company Limited    Annual Report 2017

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

41	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(c)	Five highest paid individuals

For the year ended 31 December 2017, the five individuals whose emoluments were the highest in the Company include one director and three supervisors (2016: one director and four supervisors).

Details of the remuneration of the five highest paid individuals are as follows:

	2017 RMB thousand	2016 RMB thousand

Basic salaries, housing allowances, other allowances and benefits in kind	7,060	6,861
Pension scheme contributions	508	565

Total	7,568	7,426

The emoluments fell within the following bands:

	Number of individuals
	For the year ended 31 December
	2017	2016
RMB0 – RMB1,000,000	—	—
RMB1,000,001 – RMB2,000,000	5	5
RMB2,000,001 – RMB3,000,000	—	—
RMB3,000,001 – RMB4,000,000	—	—
RMB4,000,001 – RMB4,500,000	—	—

For the year ended 31 December 2017, no emoluments have been paid by the Company to the directors, chief executive, supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office (2016: Nil).

The emoluments of the five highest paid individuals are the total emoluments paid to them during the year.

There was no arrangement under which a director, chief executive or supervisor waived or agreed to waive any remuneration during the year.

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.

The cover photo of the printed version of this report was photographed by Mr. Cui Yu.